Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

RECEIVED
2006 DEC 21 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

ANGLO IRISH BANK

Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street N. W.
Washington DC 20549
USA

06019452

BEST AVAILABLE COPY

14 December 2006

Re: <u>Anglo Irish Bank Corporation plc File No. 82-3791</u>
<u>12g3-2 (b) Exemption</u>

SUPPL

Dear Sirs,

Please find enclosed information and or documents furnished by Anglo Irish Bank Corporation plc File no. 82-3791 under paragraph (b) (1) (iii) Rule 12g3-2, which information shall be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

pp. Frances Hanrahan
Bernard Daly
Group Company Secretary

PROCESSED
DEC 26 2006
THOMSON
FINANCIAL

BEST AVAILABLE COPY

dlw 12/21

DATE FILED	DESCRIPTION OF DOCUMENT
27 May 2006	Resignation of a prospectus
15 June 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 36,000 new ordinary shares
06 July 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 907 new ordinary shares
06 July 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 450,000 new ordinary shares
21 July 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 772 new ordinary shares
21 July 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 15,054 new ordinary shares
21 July 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 350,216 new ordinary shares
24 July 2006	Statutory Form B10 – Appointment of Pat Whelan as Director to Bank – 24 July 2006
08 August 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 15,054 new ordinary shares
08 August 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 15,054 new ordinary shares
08 August 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 6,034 new ordinary shares
24 August 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 83,200 new ordinary shares

04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 200,776 new ordinary shares
04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 53,016 new ordinary shares
04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 32,710 new ordinary shares
04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 176,960 new ordinary shares
04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 325,000 new ordinary shares
04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 105,635 new ordinary shares
04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 40,572 new ordinary shares
04 October 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 100,000 new ordinary shares
12 December 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 100,480 new ordinary shares
12 December 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 53,264 new ordinary shares

STOCK EXCHANGE

DATE	ANNOUNCEMENT
10 July 2006	Announcement of a new Director appointment
10 July 2006	Interim Dividend 2006
12 July 2006	Listing Rule
19 July 2006	Dealing by Director and Person discharging Managerial Responsibilities
19 July 2006	Dealing by Director and Person discharging Managerial Responsibilities
19 July 2006	Dealing by Director and Person discharging Managerial Responsibilities
19 July 2006	Dealing by Director and Person discharging Managerial Responsibilities
19 July 2006	Dealing by Director and Person discharging Managerial Responsibilities
23 August 2006	Announcement re a Pre-Close Trading Statement
05 September 2006	Pre-Close Trading Statement
05 October 2006	Notice of Early Redemption
27 October 2006	Block Listing
01 December 2006	Change of Company Secretary
01 December 2006	Notice of Results
04 December 2006	Call Notification
06 December 2006	Final Results

CRO COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ GUIDEACHTAÍ

Registration of a prospectus approved by IFSRA for issue by an Irish registered company

Investment Funds, Companies and Miscellaneous Provisions Act 2005
Section 38(1)(b) of S.I No. 324 of 2005 Prospectu[s]
(Directive 2003/71/EC) Regulations 2005

29 MAY 2006 4 6 8
6831
COMPANIES REGISTRATION OFFICE

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CRO receipt date stamp

Companies Acts 1963 to 2005

B18

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Details

Company Number: 2 2 0 4 5

Company Name: ANGLO IRISH BANK CORPORATION PLC

Date Approved by IFSRA: Day 26 Month 05 Year 2006

I certify on behalf of the issuer that the attached prospectus has been approved by IFSRA.

Signature: Eileen Grace   Date: 26 May 2006

Surname: GRACE   Forename(s): EILEEN

Position held: PARTNER, EUGENE F. COLLINS SOLICITORS

Presenter details

Name	EUGENE F. COLLINS		
Address	3 BURLINGTON ROAD		
	DUBLIN 4		
DX number	25	DX exchange	
Telephone number	202 6400	Fax number	667 5200
E-mail	lawyer@efc.ie	Reference number	EG/TH



OFFERING CIRCULAR

Anglo Irish Bank Corporation plc

(incorporated in Ireland under the Companies Acts, 1963 to 2005, Registered Number 22045)

€20,000,000,000
Euro Medium Term Note Programme

On 15th August, 2001, Anglo Irish Bank Corporation plc (the "Issuer" or the "Bank") entered into a €1,500,000,000 Euro Medium Term Note Programme (the "Programme"). With effect from 15th August, 2002, the size of the Programme was increased to €2,000,000,000, with effect from 2nd July, 2003, the size of the Programme was increased to €4,000,000,000, with effect from 24th February, 2004, the size of the Programme was increased to €8,000,000,000 and with effect from 23rd February, 2005, the size of the Programme was increased to €10,000,000,000. This Offering Circular supersedes any previous Offering Circular. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions herein. This Offering Circular does not affect any Notes already issued.

Under the Programme, the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €20,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to any increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks see "Risk Factors".

Application has been made to the Irish Financial Services Regulatory Authority, as competent authority under Directive 2003/71/EC, for the Offering Circular to be approved. Application has been made to the Irish Stock Exchange Limited (the "Irish Stock Exchange") for Notes issued under the Programme for the period of 12 months from the date hereof to be admitted to the Official List (the "Irish Official List") and trading on its regulated market.

References in this Offering Circular to Notes being listed (and all related references) shall mean that such Notes have been admitted to trading on the Irish Stock Exchange and admitted to the Irish Official List. The Irish Official List is a regulated market for the purposes of Directive 93/22/EEC (the "Investment Services Directive").

The Irish Financial Services Regulatory Authority ("IFSRA") may at the request of the Issuer, send (i) a copy of the Offering Circular; (ii) a certificate of approval pursuant to Article 18 of Directive 2003/71/EC (the "Prospectus Directive") attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive (an "Attestation Certificate"); and (iii) if so required by the competent authority of such European Economic Area Member State, a translation of the summary set out on pages 4 to 7 of this Offering Circular. At the date hereof, the Issuer has requested IFSRA to send an Attestation Certificate and copy of the Offering Circular to the United Kingdom Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in the final terms supplement (the "Final Terms") which, with respect to Notes to be admitted to the UKLA Official List and admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market, will be delivered to the UK Listing Authority and the London Stock Exchange and which, with respect to Notes to be admitted to the Irish Official List, will be delivered to the Irish Stock Exchange, in each case on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed or admitted to trading as the case may be, on such other or further stock exchange(s) or markets as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes and/or Notes not admitted to trading on any market.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplemental Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

ABN AMRO
Barclays Capital
Citigroup
Davy
HSBC
National Australia Bank Limited
The Royal Bank of Scotland

Banc of America Securities Limited
BNP PARIBAS
Commerzbank Aktiengesellschaft
Deutsche Bank
Merrill Lynch International
Nomura International
UBS Investment Bank

WestLB AG

26th May, 2006

This Offering Circular comprises a base prospectus for the purpose of Article 5.4 of the Prospectus Directive.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of the Final Terms will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall be read and construed on the basis that such documents are incorporated and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer, the Dealers or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Trustee or any of the Dealers.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Trustee or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer or the Issuer and its subsidiaries (the "Group") is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer or the Group during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Trustee and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Trustee or the Dealers which would permit a public offering of any Notes outside the European Economic Area or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale

of Notes in the United States, the European Economic Area (including the United Kingdom, the Republic of Ireland ("Ireland"), France and Germany) and Japan, — see "Subscription and Sale".

All references in this Offering Circular to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Sterling" and "£" refer to pounds sterling and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

SUMMARY OF THE PROGRAMME

This summary must be read as an introduction to this Offering Circular and any decision to invest in any Notes should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this Summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Offering Circular. Where a claim relating to information contained in this Offering Circular is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Offering Circular before legal proceedings are initiated. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuer: Anglo Irish Bank Corporation plc

Risk Factors: There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "Risk Factors" below. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme (see "Risk Factors").

Description: Euro Medium Term Note Programme

Arranger: Deutsche Bank AG, London Branch

Dealers:

ABN AMRO Bank N.V.
Banc of America Securities Limited
Barclays Bank PLC
BNP PARIBAS
Citigroup Global Markets Limited
Commerzbank Aktiengesellschaft
Deutsche Bank AG, London Branch
HSBC Bank plc
J&E Davy
Merrill Lynch International
National Australia Bank Limited ABN 12 004 044 937
Nomura International plc
The Royal Bank of Scotland plc
UBS Limited
WestLB AG

and any other Dealers appointed in accordance with the Programme Agreement.

Certain Restrictions: Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular.

Issuing and Principal Paying Agent: Deutsche Bank AG, London Branch

Trustee: Deutsche Trustee Company Limited

Programme Size: Up to €20,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) (as defined in "Subscription and Sale") outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency, except for Undated Subordinated Notes which will not have a stated maturity. At the date of this Offering Circular, Subordinated Notes may be dated or undated and, in the case of Dated Subordinated Notes, the minimum maturity will be such as will enable such Notes to qualify as capital for supervisory purposes from time to time.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form, which may be in new global note ("NGN") form, as described in "Form of the Notes" and will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in

such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The applicable Final Terms will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent (as defined in Condition 5)) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent) and/or (save in respect of Subordinated Notes) the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer. The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer.
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding is required by law, subject as provided in Condition 6. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 6, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The Notes will not contain a negative pledge provision.
Cross Default:	The terms of the Senior Notes will contain a cross default provision as further described in Condition 8.
Status of the Senior Notes:	The Senior Notes and any relative Receipts and Coupons will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding, unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.
Status of the Dated Subordinated Notes:	The Dated Subordinated Notes and any relative Receipts and Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.
Status of the Undated Subordinated Notes:	The Undated Subordinated Notes and any relative Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Undated Subordinated Notes and any relative Coupons will be subordinated in right of payment to the

claims of Senior Creditors of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes will be conditional upon the Issuer being solvent at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of the Undated Subordinated Notes or the relative Coupons (if any) except to the extent that the Issuer could make such payment and still be solvent immediately thereafter.

Rating: Any rating of the Notes to be issued under the Programme will be specified in the applicable Final Terms.

Listing and admission to trading: Application has been made to the Irish Stock Exchange for Notes issued under the Programme and up to the expiry of 12 months from the date of this Offering Circular to be admitted to trading on the Irish Official List.

Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted by trading and, if so, on which stock exchange(s) and/or markets.

Governing Law: The Notes will be governed by, and construed in accordance with, English law, except that, in relation to Subordinated Notes, Conditions 2(*b*), 2(*c*) and 2(*d*) will be governed by, and construed in accordance with, Irish law.

The Trust Deed will be governed by, and construed in accordance with, English law except that, in relation to Subordinated Notes, clauses 6(B) and 6(C), will be governed by, and construed in accordance with, Irish law.

Selling Restrictions: There are selling restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom and Ireland) and Japan, and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes — see "Subscription and Sale".

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Offering Circular and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

The Group's results may be adversely affected by general economic conditions and other business conditions

The Issuer's results are influenced by general economic and other business conditions. If there is a slowdown in the global and local economies in which the Issuer operates, borrowing by customers may decrease. This would have an adverse effect on the Issuer's ability to generate revenue through the disbursement of new loans.

The Issuer's credit ratings may not reflect all risks of an investment in the Notes

The credit ratings of the Issuer's medium term note programme may not reflect the potential impact of all risks related to structure and other factors on any trading market. In addition, real or anticipated changes in the Issuer's credit ratings will generally affect any trading market for, or trading value of, the securities.

Any decline in the Issuer's credit rating may affect the market value of the Issuer's Securities

The Issuer's credit ratings are an assessment of its ability to pay obligations, including those on any securities issued. Consequently, actual or anticipated declines in the Issuer's credit ratings may affect the market value of the Issuer's securities.

The Issuer's hedging strategies may not prevent losses

The Issuer is continually managing its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies the Issuer uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. The Issuer may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

The Issuer's derivatives counterparties may not honour their contracts

The Issuer uses derivatives to manage its market risks. These derivatives are negotiated with and transacted with a range of counterparties. While to date there has not been a situation in which the Issuer's derivative counterparty has not honoured their obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with the Issuer could have an adverse effect on the business, results of operations and financial condition of the Issuer.

Increasing competition may adversely affect the Issuer's income and business

Competition in the Issuer's business is based on name recognition, service, product and price. The Issuer competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have a negative affect on the Issuer's results if the Issuer is unable to match the products and services of its competitors.

Systemic risk could adversely affect our business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults by other institutions because the

commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect the Issuer.

The Issuer conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which the Issuer operates may adversely affect its product range, distribution channels, capital requirements and consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Offering Circular or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated and will rank junior in priority of payment in the manner provided in the Trust Deed to the claims of all depositors and all other unsubordinated conditions of the Issuer. The claims of the holders of Undated Subordinated Notes are subordinated to the claims of Senior Creditors of the Issuer in that payments of principal and interest are conditional upon the Issuer being solvent at the time of payment by the Issuer and that no payment of principal and interest shall be made unless the Issuer could make such payment and still be solvent immediately thereafter. "Senior Creditors" means all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes) other than those whose claims rank or are expected to rank *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes (if any) (whether only in the event of a winding-up of the Issuer or otherwise).

Under certain conditions, interest payments under Undated Subordinated Notes must be deferred

If the Issuer is unable to satisfy the solvency condition as set out in Condition 2(c) of the Notes, then the Issuer must defer the payment of interest on Undated Subordinated Notes until such time as the Issuer is able to make payment of principal or interest and still be solvent immediately thereafter.

The Issuer will pay all deferred interest, and interest on that deferred interest, on all Undated Subordinated Notes as soon as, after giving effect to such payments, it no longer would be required to defer interest under the terms described above. The Issuer will make this payment in respect of all Undated Subordinated Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of Undated Subordinated Notes, unless it elects to make the payment earlier.

In no event will holders of Undated Subordinated Notes be able to accelerate the maturity of their Undated Subordinated Notes; such holders will have claims only for amounts then due and payable on their Undated Subordinated Notes. After the Issuer has fully paid all deferred interest on any issue of Undated Subordinated Notes and if that issue of Undated Subordinated Notes remains outstanding, future interest payments on that issue of Undated Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Undated Subordinated Notes. In addition, as a result of the interest deferral provision of the Undated Subordinated Notes, the market price of the Undated Subordinated Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in the Issuer's financial condition.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers, authorisation and substitution

The Trust Deed contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes, the Receipts, the Company or any of the provisions of the Trust Deed which in the opinion of the Trustee is not materially prejudicial to the Noteholders or (ii) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 14(iii) of the conditions of the Notes.

Trading in the clearing systems

In relation to any issue of Notes which have a minimum denomination and are tradeable in the clearing systems in amounts above such minimum denomination which are smaller than such minimum denomination, should definitive Notes be required to be issued, a holder who does not have an integral multiple of the minimum denomination in his account with the relevant clearing system at the relevant time may not receive all of his

entitlement in the form of definitive Notes unless and until such time as his holding becomes an integral multiple of the minimum denomination.

Change of law

The conditions of the Notes are based on English law in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Offering Circular.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Offering Circular and have been approved by the Irish Stock Exchange or filed with it shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the auditors report and the audited consolidated and non-consolidated annual financial statements for the financial year ended 30th September, 2005 and for the financial year ended 30th September, 2004 and the interim consolidated and non-consolidated financial statements for the six months ended 31st March, 2006 of the Issuer;

(b) memorandum and articles of association of the Issuer;

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any document which is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The documents incorporated by reference have been filed with the Irish Stock Exchange in accordance with Titles IV and V of Directive 2001/34/EC (the "Combined Admissions and Reporting Directive").

Copies of documents incorporated by reference in this Offering Circular can be obtained from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London and Dublin. Written requests for such documents should be directed to the Issuer at its office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in Ireland of J&E Davy in its capacity as listing agent for the Notes listed on the Irish Official List.

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Offering Circular which is capable of affecting the assessment of any Notes, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of Notes. The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") that it will comply with section 87G of the Financial Services and Markets Act 2000 (the "FSMA").

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global note (a "Temporary Global Note") which will:

(i) if the Temporary Global Note is intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"); and

(ii) if the Temporary Global Note is not intended to be issued in NGN form, be delivered on or prior to the issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not intended to be issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after the Temporary Global Note is issued, interests in the Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note (a "Permanent Global Note") of the same Series or (ii) definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note, if the Permanent Global Note is not intended to be issued in NGN form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) save in respect of Notes for which the applicable Final Terms permit trading in the Clearing Systems in Tradeable Amounts provided in the applicable Final Terms which are not a Specified Denomination, upon not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 8) has occurred and is continuing or (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available. The Issuer will promptly give notice to the Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Temporary Global Note or a Permanent Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, except in relation to Notes issued in NGN form, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as shall be approved by the Issuer, the Agent and the Trustee.

If the applicable Final Terms specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 3, 4, 5 (except Condition 5(*b*)), 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 15, they will not necessitate the preparation of a supplementary offering circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplementary offering circular will be prepared, if appropriate.

Applicable Final Terms

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

ANGLO IRISH BANK CORPORATION plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the €20,000,000,000
Euro Medium Term Note Programme

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [date] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at [*address*] and [*website*] and copies may be obtained from [*address*].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the Conditions) set forth in the Offering Circular dated [*original date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at [*address*] [and] [*website*] and copies may be obtained from [*address*].]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information at, for example, items 9, 10, 15, 16, 17, 29 or 30 of Part A or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer in Part B consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a 48-hour time period.]

1.	Issuer:	Anglo Irish Bank Corporation plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount [of Notes admitted to trading]:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] *(if applicable)*]

6.	Specified Denominations:	[ ] [ ]
7.	(i) Issue Date [and Interest Commencement Date]:	[ ]
	(ii) Interest Commencement Date (if different from the Issue Date):	[ ]
8.	Maturity Date:	[*Fixed rate — specify date*/ *Floating rate* — Interest Payment Date falling in or nearest to [*specify month and year*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, Such notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)*
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated] Subordinated]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 3)*
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]

(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or *specify other*]
(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* (*NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/ Actual (ICMA))*]
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16. Floating Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
(iii) Additional Business Centre(s):	[ ]
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
— Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other — including fallback provisions in the Agency Agreement)*
— Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
— Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii) ISDA Determination:	
— Floating Rate Option:	[ ]
— Designated Maturity:	[ ]
— Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum

(x) Maximum Rate of Interest: [ ] per cent. per annum

(xi) Day Count Fraction:

[Actual/365
Actual/365 (Fixed)
Actual/365 (Sterling)
Actual/360
30/360
30E/360
Other]
(*See Condition 3 for alternatives*)

(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: [ ]

17. **Zero Coupon Note Provisions** [Applicable/Not Applicable]
(*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i) Accrual Yield: [ ] per cent. per annum

(ii) Reference Price: [ ]

(iii) Any other formula/basis of determining amount payable: [ ]

(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment: [Conditions 5(e)(iv) and 5(j) apply/*specify other*]
(*Consider applicable day count fraction if not U.S. dollar denominated*)

18. **Index Linked Interest Note Provisions** [Applicable/Not Applicable]
(*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i) Index/Formula: [*give or annex details*]

(ii) Calculation Agent responsible for calculating the interest due: [ ]

(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: [ ]

(iv) Specified Period(s)/Specified Interest Payment Dates: [ ]

(v) Business Day Convention: [Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]

(vi) Additional Business Centre(s): [ ]

(vii) Minimum Rate of Interest: [ ] per cent. per annum

(viii) Maximum Rate of Interest: [ ] per cent. per annum

(ix) Day Count Fraction: [ ]

19. **Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
(ii) Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii)	If redeemable in part:	
(a)	Minimum Redemption Amount:	[ ]
(b)	Higher Redemption Amount:	[ ]
(iv)	Notice period (if other than as set out in the Conditions):	[ ]
		(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer, the Agent and the Trustee)
21.	Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii)	Notice period (if other than as set out in the Conditions):	[ ]
22.	Final Redemption Amount of each Note:	[ ]per Note of [ ] Specified Denomination/ *specify other*/see Appendix] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)*

23. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 5(e):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes: Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]

    [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]

25. New Global Note: [Yes] [No]

26. Additional Financial Centre(s) or other special provisions relating to Payment Dates: [Not Applicable/*give details*]
    (*Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate*)

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): [Yes/No. *If yes, give details*]

28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: [Not Applicable/*give details. NB: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]

29. Details relating to Instalment Notes:
    (i) Instalment Amount(s): [Not Applicable/*give details*]
    (ii) Instalment Date(s): [Not Applicable/*give details*]

30. Redenomination applicable: Redenomination [not] applicable
    [(*If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)*)][(*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms*)]

31. Other final terms or special conditions: [Not Applicable/*give details*]
    (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.*)

DISTRIBUTION

32. (a) If syndicated, names [and addresses]** of Managers [and underwriting commitments]**: [Not Applicable/*give names*[*and addresses and underwriting commitments*]**

    (*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers*)

    (b) Date of Subscription Agreement:** [ ]**

    (c) Stabilising Manager (if any): [Not Applicable/*give name*]

33.	If non-syndicated, name [and address]** of relevant Dealer:	[*Name* [*and address*]**]
34.	Total commission and concession:**	[ ] per cent. of the Aggregate Nominal Amount**
35.	Whether TEFRA D rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA not applicable]
36.	Additional selling restrictions:	[Not Applicable/*give details*]

ISIN:	[ ]
Common Code:	[ ]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €20,000,000,000 Euro Medium Term Note Programme of Anglo Irish Bank Corporation plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [Information on underlying assets has been extracted from [source]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by source, no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:

By:..
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i) Listing:	[London/Ireland/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] *(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)*
(iii) Estimate of total expenses related to admission to trading:	[ ]*

2. RATINGS

Ratings:	The Notes to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [[Other]: [ ]] *[Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.]*** *(The above disclosure should reflect the rating allocated to Notes issued under the Programme generally or, where the issue has been specifically rated, that rating.)*

[3. NOTIFICATION

The [*name of competent authority in home Member State*] [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer	[ ] *(See ["Use of Proceeds"] wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)]***
(ii) Estimated net proceeds:	[ ] *(Also see "Use of Proceeds" wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)***
(iii) Estimated total expenses:	[ ]. [*Include breakdown of expenses*]** *(If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above)*

6. **YIELD** *(Fixed Rate Notes only)*

Indication of yield:	[ ] [Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]** The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES** *(Floating Rate Notes only)***

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].]

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS (Index-Linked Interest Notes only)

*[Need to include details of where past and future performance and volatility of the index/formula can be obtained] [Need to include] a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]** [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]*

9. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.] [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]

10. OPERATIONAL INFORMATION

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No]
		[Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the international central securities depositaries ("ICSD") as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form.*]
(ii)	ISIN Code:	[ ]
(iii)	Common Code:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

Notes:

* *Delete if the minimum denomination is less than €50,000*

** *Delete if the minimum denomination is €50,000 or more*

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Anglo Irish Bank Corporation plc (the "Issuer") constituted by a Trust Deed (such Trust Deed as amended and restated by a First Supplemental Trust Deed dated 15th August, 2002, a Second Supplemental Trust Deed dated 15th July, 2005 and a Third Supplemental Trust Deed dated 26th May, 2006, in each case between Deutsche Trustee Company Limited (the "Trustee", which expression shall include any successor trustee) and the Issuer and as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 15th August, 2001 and made between the Issuer and the Trustee for the holders of such Notes.

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 26th May, 2006 and made between the Issuer, Deutsche Bank AG, London Branch as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the other paying agent named therein (together with the Agent, unless the content otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

Any reference to "Noteholders" or "holders" in relation to any Notes shall mean the holders of the Notes and shall, in relation to any Notes represented by a global Note, be construed as provided below. Any reference herein to "Receiptholders" shall mean the holders of the Receipts and any reference herein to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of

Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal London office for the time being of the Trustee (being at 26th May, 2006 at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing at, and copies may be obtained from, the offices of the Principal Paying Agent save that, if this Note is neither listed on a stock exchange nor admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

So long as the Notes are represented by a temporary global Note or a permanent global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the Specified Denomination (or if more than one Specified Denomination, the lowest Specified Denomination) provided hereon and integral multiples of the Tradeable Amount provided in the applicable Final Terms in excess thereof.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may also be a Senior Note, a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note (or the Trustee in accordance with the Trust Deed) shall be treated by the Issuer, the

Trustee and any Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References in these Terms and Conditions to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, except in relation to Notes in NGN form, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as otherwise approved by the Issuer, the Agent and the Trustee.

2. STATUS OF SENIOR NOTES, DATED SUBORDINATED NOTES AND UNDATED SUBORDINATED NOTES

(a) Status of Senior Notes

The Senior Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu,* without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of Dated Subordinated Notes

Dated Subordinated Notes

(A) The Dated Subordinated Notes and any relative Receipts and Coupons constitute direct, unsecured and, in accordance with sub-paragraph (B) below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

For the purpose of this sub-paragraph (B), "Subordinated Indebtedness" means all indebtedness of the Issuer which is subordinated, in the event of the winding-up of the Issuer, in right of payment to the claims of depositors and other unsubordinated creditors of the Issuer and for this purpose indebtedness shall include all liabilities, whether actual or contingent.

(c) Status of Undated Subordinated Notes

(1) Undated Subordinated Notes

(A) The Undated Subordinated Notes and any relative Coupons constitute direct, unsecured and, in accordance with the paragraphs below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Undated Subordinated Notes and any relative Coupons are subordinated to the claims of Senior Creditors (as defined below) of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons are conditional upon the Issuer being solvent (as defined below) at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of Undated Subordinated Notes or any relative Coupons except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For this purpose, the Issuer shall be considered to be solvent if:

(i) it is able to pay its debts to Senior Creditors as they fall due; and

(ii) its Assets exceed its Liabilities (each as defined below) to Senior Creditors.

A report as to the solvency of the Issuer by (a) two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the Auditors (as defined in the Trust Deed) or (b) if the Issuer is being wound up, its liquidator or (c) if the Issuer is under examination as provided for by the Companies (Amendment) Act, 1990 of Ireland, its examiner shall, in each case in the absence of manifest error, be treated and accepted by the Issuer, the Trustee and the holders of Undated Subordinated Notes and any relative Coupons as correct and sufficient evidence thereof.

For the purpose of this sub-paragraph (B):

"Senior Creditors" means (1) all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or (2) creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes and any relative Coupons) other than those whose claims rank, or are expressed to rank, *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes and the Coupons relating thereto (if any) (whether only in the event of a winding-up of the Issuer or otherwise);

"Assets" means the total consolidated gross assets of the Issuer; and

"Liabilities" means the total consolidated gross liabilities of the Issuer, all as shown by the latest published audited balance sheet of the Issuer but adjusted for contingencies and for subsequent events in such manner and to such extent as such directors, Auditors, liquidator or examiner, as the case may be, may determine to be appropriate.

(C) Interest on Undated Subordinated Notes shall accrue from day to day and shall (subject to sub-paragraph (B) above) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the interest period ending on (but excluding) such Compulsory Interest Payment Date. On any Optional Interest Payment Date (as defined below) there may be paid (if the Issuer so elects and gives not less than 30 days' notice of such election to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) the interest accrued in the interest period ending on (but excluding) such Optional Interest Payment Date (an "Accrual Period") but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose; and any interest not so paid shall, so long as the same remains unpaid, constitute "Arrears of Interest". The Issuer may at its option (after giving notice to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) at any time pay all or part of the Arrears of Interest (being, if part only, the whole of the interest accrued on all the Undated Subordinated Notes during any one or more Accrual Period(s)) but so that, in the case of any such partial payment, the interest accrued during any Accrual Period shall not be paid prior to that accrued during any earlier Accrual Period. All Arrears of Interest shall (subject to sub-paragraphs (B) and (D) of this Condition 2(c)), become due in full on whichever is the earliest of (i) the date on which any dividend or other distribution is next declared, paid or made on any class of stock or share capital of the Issuer (ii) the date set for any repayment permitted under paragraph (b) or (c) of Condition 5 and (iii) the commencement of winding-up of the Issuer. If notice is given by the Issuer of its intention to pay all or part of the Arrears of Interest, the Issuer shall be obliged (subject to sub-paragraph (B) above) to do so upon the expiry of such notice. Interest in respect of which the condition referred to in sub-paragraph (B) above is not satisfied on the Interest Date relating thereto shall, so long as the same remains unpaid, also constitute Arrears of Interest for the purposes of the remainder of these Terms and Conditions. Neither Arrears of Interest nor any interest due but unpaid shall bear interest.

(D) If, otherwise than for the purposes of a Permitted Reorganisation (as defined in Condition 8) or for the purpose of a reconstruction or amalgamation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders, an order is made or an effective resolution is passed for the winding-up in Ireland of the Issuer, the Issuer shall, in lieu of any other payment on the Undated Subordinated Notes and any relative Coupons representing principal, accrued interest, Arrears of Interest and/or interest due but unpaid, but subject to the condition set out in sub-paragraph (B) above, be obliged to pay, in respect of the Undated Subordinated Notes and such Coupons, such amounts as would have been payable if the holders of the Undated Subordinated Notes and such Coupons had, on the day preceding the commencement of such winding-up, become holders of preference stock or shares in the capital of the Issuer forming or being part of a class having a preferential right in the winding-up over the holders of all other classes of stock or shares in the capital of the Issuer and entitled to receive in such winding-up an amount equal to the Early Redemption Amount (as defined in Condition 5(e)) of the Undated Subordinated Notes together with interest (if any) accrued since the Interest Date next preceding or coinciding with the commencement of such winding-up, such Arrears of Interest and/or, as the case may be, such interest due but unpaid.

(2) Definitions

For the purposes of this paragraph *(c)*:

"Compulsory Interest Payment Date" means any Interest Date in relation to which any dividend or other distribution (as defined in the Trust Deed) has been declared, paid or made on any class of the stock or share capital of the Issuer in the immediately preceding interest period;

"Interest Date" means an Interest Payment Date;

"Interest Period" means the period from (and including) one Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Date; and

"Optional Interest Payment Date" means any Interest Date other than a Compulsory Interest Payment Date.

N.B. The obligations of the Issuer in respect of any Undated Subordinated Notes issued by it and any relative Coupons are conditional upon the Issuer being solvent immediately before and after payment by the Issuer. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons may be used to absorb losses.

(d) Set-off

Subject to applicable law, no holder of a Subordinated Note, or a Receipt or Coupon relating thereto (if any) may exercise or claim any right of set-off in respect of any amount owed by it to the Issuer arising under or in connection with the Subordinated Notes and the Receipts and Coupons relating thereto (if any) and each holder of a Subordinated Note or a Receipt or Coupon relating thereto (if any) shall, by virtue of its subscription, purchase or holding of any such Note, Receipt or Coupon, be deemed to have waived all such rights of set-off.

3. INTEREST

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2(c)) on the Interest Payment Date(s) in each year and (except in the case of an Undated Subordinated Note) up to (and including) the Maturity Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3(*a*):

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

  (a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2(c)) on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions other than with respect to Condition 2(c), mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 3(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3(b):

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non- leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be

amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 3(b), whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused or is not made by reason of Condition 2(b) or (c). In any such event, interest will continue to accrue as provided in the Trust Deed.

4. PAYMENTS

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Notwithstanding any provision hereof (other than the final paragraph of Condition 4(d)), payments in respect of any Note will not be made at an office of a Paying Agent in the United States by transfer to an account maintained by the payee with a bank located in the United States or by cheque mailed to an address in the United States. For the purposes of this Condition and Condition 12, the "United States" means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 6.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2(c)) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest, including Arrears of Interest (if any), in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2(c)) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States.

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 6) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 7) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall (subject, in the case of Undated Subordinated Notes, to the provision of Condition 2(c)) be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (including Arrears of Interest (if any)) in respect of Notes represented by any Global Note will (subject as provided below and, in the case of Undated Subordinated Notes, to the provisions

of Condition 2(c)) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note (or as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note or the Trustee, as the case may be, in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note or the Trustee, as the case may be.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer adverse tax consequences to the Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 7) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

  (A) the relevant place of presentation;

  (B) London; and

  (C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 5(e)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

5. REDEMPTION AND PURCHASE

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Senior Note and each Dated Subordinated Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. Each Undated Subordinated Note is undated and accordingly has no final maturity date and is only redeemable or repayable in accordance with the following provisions of this Condition or Condition 9.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent, as defined below, if required and subject further, if this Note is an Undated Subordinated Note, to the provisions of Condition 2(c)) in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Agent and the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if immediately prior to the giving of such notice the Issuer satisfies the Trustee that:

(i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 6 as a result of any change in, or amendment to, the laws or regulations of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee (1) a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Upon the expiry of any such notice as is referred to in this Condition 5(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 5(b).

Notes redeemed pursuant to this Condition 5(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

For the purposes of these Terms and Conditions, "Relevant Supervisory Consent" means the consent to the relevant repayment of the Central Bank of Ireland (or, if the Central Bank of Ireland ceases to be the relevant regulator, the successor to the Central Bank of Ireland as the relevant regulator of banks operating in Ireland).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may (subject, if this Note is an Undated Subordinated Note, to the provisions of Condition 2(c)), having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note (other than a Subordinated Note) giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

To exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note), each Note will (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2(c)) be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Undated Subordinated Notes, at their nominal amount; or

(iii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount

specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iv) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph *(e)* above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The Issuer or any Subsidiary of the Issuer may (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent (if required)) at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraphs (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note) is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iv) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

6. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or

deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of the withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any Note, Receipt or Coupon:

(a) presented for payment in Ireland; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his being connected with Ireland otherwise than by reason only of his ownership of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 4(*e*));or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Council Directive 2003/48/EC (a "Directive") or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein "Relevant Date" means (i) the date on which such payment first becomes due or (ii) if the full amount payable has not been received by the Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

7. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 6) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 4(*b*) or any Talon which would be void pursuant to Condition 4(*b*).

8. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SENIOR NOTES

This Condition shall apply only to Senior Notes. Any reference in this Condition 8 to "Noteholders" shall mean holders of Senior Notes.

The Trustee at its discretion may, and if so requested in writing by the holders of not less than one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), (but, in the case of the happening of any of the events mentioned in paragraphs (ii) to (vi) below (inclusive), only if the Trustee shall have certified that, in its opinion, such event is materially prejudicial to the interests of the Noteholders) give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount, together with accrued interest as provided in the Trust Deed, if any of the following events ("Events of Default") shall have occurred and be continuing:

(i) there is default for more than seven days in the payment of any principal or for more than 14 days in the payment of any interest in respect of the Notes or any of them when and as the same ought to be paid; or

(ii) there is default by the Issuer in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Notes, Receipts or Coupons and on its part to be performed or observed (other than the covenant to pay the principal or interest in respect of any of the Notes) and (except where the Trustee determines that such default is not capable of remedy when no such notice or continuation as is hereinafter mentioned shall be required) such default continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) (a) if any other present or future indebtedness (as defined in the Trust Deed) of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse

Transaction) becomes due and repayable prior to its stated maturity pursuant to a default (however described) by the Issuer or such Subsidiary; or

(b) if any other present or future indebtedness of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) is not paid when due or (as the case may be) within any applicable grace period therefor (as originally provided); or

(c) if the Issuer or any of its Subsidiaries fails to pay when due or (as the case may be) within any applicable grace period therefor (as originally provided) any amount payable by it to any Third Party under any present or future guarantee or indemnity (other than any guarantee or indemnity given in the ordinary course of its business) in respect of any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction); or

(d) if any mortgage, charge, pledge, lien or other encumbrance present or future securing any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction), guarantee or indemnity created or assumed by the Issuer or any of its Subsidiaries becomes enforceable;

Provided however that for the purposes of this paragraph (iii):

(I) the aggregate of the principal amounts of all such indebtedness (other than indebtedness in respect of any Limited Recourse Transaction) of the Issuer and its Subsidiaries to Third Parties and/or the amounts payable by the Issuer or any of its Subsidiaries to Third Parties under any such guarantee and/or indemnity (other than any guarantee and/or indemnity in respect of any Limited Recourse Transaction) shall at that time exceed £10,000,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or, if higher, a sum equal to 0.15 per cent. of the Total Assets (as defined below); and

(II) "Subsidiary" does not include an SPC Subsidiary and "Subsidiaries" does not include SPC Subsidiaries; or

(iv) a distress or execution or other legal process in respect of a claim for £500,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or more is levied or enforced or sued out against any part of the property, assets or revenues of the Issuer or any of its Subsidiaries (other than an SPC Subsidiary or SPC Subsidiaries) and is not discharged or stayed within 30 days of having been so levied, enforced or sued out; or

(v) save, in the case of the Issuer for a Permitted Reorganisation (as defined below), the Issuer or any Principal Subsidiary (as defined below) becomes insolvent or stops or threatens to stop payment of or is unable to pay its debts as they mature or applies for or consents to or suffers the appointment of a liquidator or an administrative or other receiver or an examiner (under the Companies (Amendment) Act, 1990 of Ireland) or an administrator of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any substantial part thereof or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or, except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders, ceases or threatens to cease to carry on its business or any substantial part of its business; or

(vi) an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer or any Principal Subsidiary or anything analogous or similar to any of the foregoing occurs (except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders or, in any case concerning the Issuer, as a result of a Permitted Reorganisation).

In this Condition 8:

"Group" means the Issuer and its Subsidiaries.

"Limited Recourse Transaction" means a transaction entered into or to be entered into by the Issuer or any of its Subsidiaries where the sole recourse, insofar as the Issuer or any of its Subsidiaries is concerned, of the provider of funds is to an asset financed by those funds or to an SPC Subsidiary or to SPC Subsidiaries formed in connection with such transaction, such provider having no recourse to the general assets or undertaking of (as the case may be) the Issuer or any of its Subsidiaries. A certificate by the Auditors addressed to the Trustee that in their opinion a transaction is or is not or was or was not a Limited Recourse Transaction shall, in the absence of manifest error, be conclusive and binding on all parties.

"Principal Subsidiaries" means a Subsidiary of the Issuer (other than an SPC Subsidiary) whose total assets represent 10 per cent. or more of the Total Assets of the Group (all as more particularly described in the Trust Deed). A certificate by the Auditors addressed to the Trustee that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any specified period an SPC Subsidiary or a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Permitted Reorganisation" means an amalgamation, merger, consolidation, reorganisation or other similar arrangement entered into by the Issuer under which:

(a) the whole of the business, undertaking and assets of the Issuer are transferred to and all the liabilities and obligations of the Issuer are assumed by the new or surviving entity either:

   (i) automatically by operation of the laws of Ireland; or

   (ii) upon terms and subject to the satisfaction of such conditions as the Trustee shall have previously approved in writing in order to satisfy the Trustee that the new or surviving entity will be bound by the terms of the Trust Deed and the Notes as fully as if it had been named in the Trust Deed and the Notes in place of the Issuer; and

(b) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganisation or other similar arrangement be subject to the same regulation and supervision by the Central Bank of Ireland as the Issuer was subject immediately prior thereto.

"SPC Subsidiary" means a Subsidiary of the Issuer acquired or formed or used by the Issuer or any Subsidiary of the Issuer for the sole purpose of a Limited Recourse Transaction where, insofar as (as the case may be) the Issuer or any other Subsidiary of the Issuer is concerned, the sole recourse of a provider of funds in relation to such Limited Recourse Transaction is to such first-mentioned Subsidiary or the assets of such first- mentioned Subsidiary or the shares in, or the securities, debentures, loan instruments, debts or other covenants of, such first-mentioned Subsidiary and neither such provider of funds nor any other party will have any recourse to (as the case may be) the Issuer or any of its other Subsidiaries or its or their other assets for the liabilities of such first-mentioned Subsidiary and "SPC Subsidiaries" shall be construed accordingly.

"Third Party" means any person not being the Issuer or a Subsidiary of the Issuer and "Third Parties" shall be construed accordingly.

"Total Assets" means the consolidated total assets of the Group as shown by the latest audited consolidated balance sheet of the Group.

The Trustee may at any time, at its discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing.

9. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SUBORDINATED NOTES

This Condition shall apply only to Subordinated Notes. Any reference in this Condition 9 to "Noteholders" shall mean holders of Subordinated Notes.

(i) If default is made in the payment of any principal or interest due in respect of the Notes and such default continues for a period of 15 days after the due date for the same or, as the case may be, after any other date upon which the payment of interest is compulsory, the Trustee may, subject as provided below, at its discretion and without further notice, institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere), but may take no further action in respect of such default. For the purposes of this paragraph and in relation to Undated Subordinated Notes only, (i) a payment shall be deemed to be due or compulsory even if the condition set out in Condition 2(c)(1)(B) is not satisfied, and (ii) for the avoidance of doubt, the exercise by the Issuer of its right, pursuant to Condition 2(c)(1)(C), not to make any payment(s) of interest in respect of Undated Subordinated Notes shall not constitute a default in the payment of interest.

(ii) If, otherwise than for the purposes of a Permitted Reorganisation or for the purposes of a reconstruction, amalgamation, reorganisation, merger or consolidation on terms previously approved in writing by the

Trustee or by an Extraordinary Resolution of the Noteholders, an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer in Ireland (but not elsewhere), the Trustee may, subject as provided below, at its discretion, give notice to the Issuer that the Dated Subordinated Notes are, and they shall accordingly thereby forthwith become, immediately due and repayable at their Early Redemption Amount as defined in Condition 5(e), plus accrued interest as provided in the Trust Deed.

(iii) Without prejudice to Condition 9(i) or 9(ii) above, the Trustee may, subject as provided below, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Notes, the Receipts, the Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes), provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

(iv) The Trustee shall not be bound to take action referred to in Condition 9(i), (ii) and/or (iii) above unless (a) it shall have been so requested in writing by Noteholders holding at least one-quarter in nominal amount of the Notes then outstanding or so directed by an Extraordinary Resolution of the Noteholders and (b) it shall have been indemnified to its satisfaction.

(v) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer pursuant to paragraph (iii) above unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing. No Noteholder, Receiptholder or Couponholder shall be entitled either to institute proceedings in Ireland (or elsewhere) for the winding-up of the Issuer or to submit a claim in such winding-up, except that if the Trustee, having become bound to institute such proceedings as aforesaid, fails to do so, or, being able and bound to submit a claim in such winding-up, fails to do so, in each case within a reasonable period and such failure is continuing, then any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere) and/or submit a claim in such winding-up to the same extent (but not further or otherwise) that the Trustee would have been entitled to do.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may, subject to all applicable laws and stock exchange requirements, be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority); and

(c) if any Directive (as defined in Condition 6) or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to the Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent, approved in writing by the Trustee, having a specified office in New York City in the circumstances described in Condition 4(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances, the Trustee and do not assume any obligation to, or relationship of agency or trust with,

any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent outside the United States in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 7. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relative Coupon sheet matures.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London or, if in any case this is not in the opinion of the Trustee practicable, in at least one daily English language newspaper with general circulation in Europe approved by the Trustee and (ii) (in respect of any Notes listed in the Official List of the Irish Stock Exchange (so long as that exchange requires)) in an English language daily newspaper published and circulating nationally in Ireland. It is expected that such publication will be made in the *Financial Times* in London and The Irish Times in Dublin. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of publication in the last of all required newspapers.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition 13.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION AND SUBSTITUTION

(i) The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), or certain provisions of the Trust Deed, the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned

such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any provision of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders; or

(b) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

(ii) If the Issuer shall undergo a Permitted Reorganisation, the new or surviving entity in any such case will be substituted in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons without any prior approval thereof being required of the Noteholders, the Receiptholders or the Couponholders or any further consent thereto being required of the Trustee.

(iii) Without prejudice to Condition 14(ii) above and subject as provided in the Trust Deed, the Trustee may at any time agree, without the consent of the Noteholders, Receiptholders or the Couponholders, to the substitution in place of the Issuer (or any previous substitute under this Condition) as the principal debtor under the Trust Deed and the Notes, the Receipts and the Coupons (as defined in the Trust Deed) of (i) any successor in business of the Issuer, (ii) any wholly-owned Subsidiary of the Issuer and (iii) any wholly-owned Subsidiary of a successor in business of the Issuer, subject in each case to the Trustee being satisfied that the substitution will not breach any applicable law or regulation and that all necessary governmental, regulatory and other approvals, consents and licences in respect of the substitution shall have been obtained and are in full force and effect and, in the case of the substitution of any company other than a successor in business of the Issuer, the irrevocable and unconditional guarantee on a subordinated basis equal to that mentioned in Condition 2, in a form satisfactory to the Trustee, of the Notes, the Receipts and the Coupons by the Issuer or such successor in business of the Issuer and subject to certain other conditions set out in the Trust Deed being complied with.

(iv) In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequence of the exercise of its trusts, powers or discretions for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 6 and/or any undertaking given in addition to, or in substitution for, Condition 6 pursuant to the Trust Deed.

(v) Any such modification, waiver, authorisation or substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Noteholders by the Issuer as soon as practicable thereafter in accordance with Condition 13.

15. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a) Governing law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law except that Conditions 2*(b)*, 2*(c)* and 2*(d)* and the equivalent provisions of the Trust Deed are governed by, and shall be construed in accordance with, the laws of Ireland.

(b) Submission to jurisdiction

The Issuer has in the Trust Deed irrevocably agreed for the benefit of the Trustee, the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed, the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as "Proceedings") arising out of or in connection with the Trust Deed, the Notes, the Receipts and the Coupons may be brought in such courts.

The Issuer has in the Trust Deed irrevocably and unconditionally waived and agreed not to raise any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and has further irrevocably and unconditionally agreed that a judgment in any such Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

(c) Appointment of Process Agent

The Issuer has in the Trust Deed appointed each of the persons for the time being nominated under Part XXIII of the Companies Act 1985 as its agent for the service of process on it to accept on its behalf service of process in England in connection with any Proceedings, and has undertaken that, in the event of its London Branch ceasing to be registered under Part XXIII of the Companies Act 1985, it will appoint such other person as the Trustee may approve as its agent for that purpose. At 26th May, 2006 such nominated persons are employees for the time being of its London Branch at 10 Old Jewry, London EC2R 8DN. The Issuer has also agreed in the Trust Deed to procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such a person approved by the Trustee with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes. If in respect of any particular issue there is a particular identified use of proceeds, this will be stated in the applicable

DESCRIPTION OF THE ISSUER

Introduction

The Bank is an Irish licensed bank incorporated having its headquarters in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on 17th November, 1964, registration number 22045. It operates and is regulated under the supervision, of the Irish Financial Services Regulatory Authority ("IFSRA") as a constituent part of the Central Bank and Financial Services Authority of Ireland ("CBOI"). The business of the Bank is directed and managed by a board of directors, details of which are set out below. Details of the Bank's business operations and subsidiaries are also set out below, and in summary the Bank is a holding company of a financial services group operating in Ireland, the United Kingdom, the United States, the Isle of Man, Austria and Switzerland. It is primarily involved in business banking, wealth management and treasury management, as empowered pursuant to Clause 2 of its Memorandum of Association.

Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971 as amended by the Central Bank Acts 1989, 1997 and 1998. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority Act 2003 under which IFSRA became the licensing and controlling authority for all financial institutions in Ireland.

The relevant legislation contains extensive provisions relating to, *inter alia*, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

IFSRA operates strict criteria in relation to the ownership of licensed banks. In general, IFSRA stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives IFSRA extensive legal powers to limit the acquisition of shares in a bank in excess of 10 per cent. of share capital.

Capital Adequacy

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of between 8 per cent. and 12 per cent. is stipulated for each licensed bank.

IFSRA has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of IFSRA, Tier 3 capital. Tier 1 capital comprises mainly share capital and reserves, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50 per cent. whereas most loans and advances are weighted at 100 per cent.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by IFSRA to be an associated group of borrowers.

Liquidity

A holder of a licence must observe such minimum prudential liquidity ratios as are determined by IFSRA from time to time (the currently applied ratio being 25 per cent.). In particular, it must establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of IFSRA.

Inspections

The Central Bank Act of Ireland gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from 1st May, 2003 have been undertaken by IFSRA.

Other Controls

IFSRA requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Connected Assets

Guidelines set out limits on the extent to which risk assets can be employed in non-financial businesses in which a licence holder has a major interest. Beneficial ownership of 10 per cent. or more of the equity of a business, together with membership of the Board, is considered by IFSRA to be a major interest. The guidelines also specify limits on the extent to which risk assets can be employed with any one of the bank's directors or significant shareholders, including, in either case, funds employed with businesses in which the director or significant shareholder has a major interest.

Deposit Protection Scheme

The European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended by the Central Bank Act, 1997 and the European Communities (Deposit Guarantee Schemes) Regulations, 1999) set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by IFSRA. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained at the CBOI at the rate of 0.2 per cent. of the total deposits (excluding interbank deposits and negotiable certificates of deposit) of any currency held by the licence holder at its branches in the European Union.

The scheme guarantees payments in respect of 90 per cent. of the aggregate deposits from a depositor (subject to a maximum payment of €20,000) in the event of a bank failure. A further additional feature of the scheme is that the regulator may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in its opinion, was applied to promote the orderly and proper regulation of banking. In other words, the regulator has the power to use the funds of the deposit protection account to rescue a bank if it considers it to be desirable to do so.

Audit Committee

All members of the Bank's Audit Committee are Non-executive Directors. Its current members are Ned Sullivan (Chairman), Gary McCann, Lar Bradshaw and Patrick Wright. The Audit Committee reviews the Group's financial statements, determines as to whether proper books of accounts have been kept in accordance with the Companies Acts and ensures that no restrictions are placed on the scope of the auditors or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year and reviews its processes and effectiveness annually.

To the best of the knowledge and belief of the Bank it complies with all relevant laws and regulations regarding corporate governance in the countries in which it operates in.

History of Anglo Irish Bank Corporation plc

Anglo Irish Bank Corporation plc is one of four publicly quoted Irish banking groups. It is engaged in the areas of business lending, treasury and wealth management. The Bank currently has lending and treasury operations in Ireland, the UK, the USA and principally provides wealth management services in the Isle of Man, Austria and Switzerland.

The history of the Bank goes back to its foundation in 1964. It became a publicly listed company with a quotation on the London and Irish Stock Exchanges in 1971. The Bank entered the UK market in 1984 and the US market in 1997. The Bank has grown its business both organically and by way of selective acquisition of businesses and/or loan portfolios complementary to its own activities. Each of these acquisitions were subject to a thorough due diligence review and in the cases of loan portfolios acquired, all loans were subject to review in accordance with the Bank's credit criteria.

Overview of Business

As at 31st March, 2005 the Bank had total assets of €60,129 million (€48,409.6 million as at 30th September, 2005) and €5,675 million (€4,624 million as at 30th September, 2005) of capital resources. It operates out of 6 branches in Ireland, 6 branches in Great Britain and through subsidiaries in each of the Isle of Man, Austria and Switzerland. In the USA the Bank has a representative office in Boston and New York. As at 31st March, 2006, the Bank employed 1,533 people, of whom 833 were located in the Republic of Ireland.

The Bank's three principal activities are:

(a) Business Lending

The Bank focuses on providing secured term loan facilities to a diversified customer base. The target customers are drawn from medium size corporates, professionals and high net worth individuals in Ireland, the UK and in the greater Boston region in the USA. Security is required for almost all lending. The Bank does not lend for working capital purposes to the manufacturing sector, to the primary agriculture sector or for unsecured personal lending.

(b) Treasury

The Bank offers a full range of treasury services, including deposits, commercial paper, foreign exchange and interest rate management products. The treasury division is also responsible for the funding, liquidity and asset/liability management of the Bank and for achieving maximum returns on free funds. Trade Finance and a credit investment portfolio are two more recent, but growing, activities in the treasury division.

(c) Wealth Management

Reflecting the extent and diversity of activities the Bank established a separate wealth management division in April 2002. These operations are conducted in Ireland, the UK, the Isle of Man, Austria and Switzerland and cover private banking, funds management, wealth management and retirement planning.

Capital Adequacy

The following table sets out the Bank's capital adequacy position as at the dates specified:

	Total Capital Ratio	Tier 1 Ratio
	%	%
As at 31st March, 2006[1]	11.8	8.5
As at 30th September, 2005[2]	11.8	8.5

[1] *Source:* Derived from the Bank's Unaudited Management Accounts and records.
[2] Including year end retentions.

Liquidity

The Bank's liquidity ratio has been significantly above IFSRA's requirements. The Bank's liquidity for the past two years has been 29.6 per cent. as at 30th September, 2004 and 26.9 per cent. as at 30th September, 2005. As at 31st March, 2006 the Bank's liquidity ratio was 27.47 per cent.

Funding

The Bank's funding is derived from a strong and well diversified deposit base. Reflecting this diversity the Bank has established deposit bases in Ireland, the UK, the Isle of Man and Austria. Customer deposits are sourced from the commercial, institutional, private banking and personal deposit markets

The Bank has been a significant participant in the international interbank markets for a number of years. More recently the Bank has become active in diversifying funding to a capital markets investor base through the

establishment of an EMTN programme, a French CP programme and an ECP programme, the completion of two securitisation transactions and, most recently, the establishment of a US CP programme.

Asset Quality

In line with regulatory requirements the Bank maintains a diversified asset portfolio with individual sectoral exposures not accounting for more than 20 per cent. by value of the whole portfolio. Furthermore, it is the Bank's lending policy that no loan is advanced which exceeds 1 per cent. by value of the total loan portfolio. The Bank's lending policy includes a maximum loan to collateral value ratio of 80 per cent. by value.

The Bank classifies loans using the following categories:

(i) "performing";

(ii) "watch list"; and

(iii) "bad debt".

All loans will be classified as performing unless they are classified either in the watch list or bad debt categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as bad debt. A prudent interest and/or capital provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss. It is the Bank's policy that non-performing loans are put on non-accrual status.

The Bank's non-performing loans as a percentage of the Bank's total loan portfolio was 0.58 per cent. as at 31st March, 2006, compared with 0.55 per cent. as at 30th September, 2005 and 0.6 per cent. as at 30th September, 2004.

The total accumulated provisions as a percentage of the Bank's total loan portfolio as at 31st March, 2006 was 0.59 per cent. and as at 30th September, 2005 was 0.91 per cent.

Recent Developments

(a) On 26th January, 2006 the Bank successfully placed 33 million new ordinary shares which resulted in gross proceeds of €416.2 million. This placing strengthened the Bank's capital base enabling it to take advantage of future organic growth opportunities in each of its core markets.

(b) On 28th January, 2006 Declan Quilligan was co-opted to the Board as an Executive Director. He was appointed Chief Executive of the Group's UK Operations as of 1st January, 2006.

(c) On 21st March, 2006 Patricia Jamal retired from the Board of the Bank as a Non-Executive Director.

(d) On 27th April, 2006 Anne Heraty was appointed to the Board of the Bank as a Non-Executive Director.

(e) The Group has entered into a number of significant capital market transactions in the last year. In September 2005 the Group raised U.S.$200 million of subordinated debt securities and in October 2005 GBP 300 million of Upper Tier 2 eligible securities. In addition in October 2005 the Group issued a £300 million four year FRN and in January 2006 it issued a €750 million five year FRN.

A sectoral analysis of the loan portfolio of the Bank as at 30th September, 2004 is set out below[3]:

	Loan Portfolio
	%
Professional	28
Investment property	4
Industrial	5
Leisure/Entertainment	11
Wholesale/Distribution	12
Retail	15
Building/Construction	6
Financial	3
Bridging	6
Transport	4
Other	6
Total	100

[3] *Source*: Derived from the Bank's unaudited Management Accounts and records.

The Bank classifies loans using the following categories:

(i) "performing";

(ii) "watch list"; and

(iii) "bad debt".

All loans will be classified as performing unless they are classified either in the watch list or bad debt categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as bad debt. A prudent interest and/or capital provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss. It is the Bank's policy that non-performing loans are put on non-accrual status.

The Bank's non-performing loans as a percentage of the Bank's total loan portfolio was 0.58 per cent. as at 31st March, 2006, 0.55 per cent. as at 30th September, 2005 and 0.6 per cent. as at 30th September, 2004.

The total accumulated provisions as a percentage of the Bank's total loan portfolio was 0.59 per cent. as at 31st March, 2006, 0.91 per cent. as at 30th September, 2005 and 1.2 per cent. as at 30th September, 2004.

Subsidiaries

As at the date hereof, the Bank's principal wholly-owned subsidiaries include:

Principal Subsidiary Undertaking	Holding	Principal Activity	Incorporation
Anglo Irish Asset Finance plc	100%	Asset Finance	United Kingdom
Anglo Irish Asset Management Limited	100%	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	100%	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	100%	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	100%	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	100%	Banking	Switzerland
Anglo Irish Capital Funding Limited	100%	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	100%	Finance	Republic of Ireland
Anglo Irish Limited	100%	Finance	Isle of Man
Anglo Irish Trust Company Limited	100%	Finance	Isle of Man
Anglo Irish Property Lending Limited	100%	Finance	United Kingdom
Buyway Group Limited	100%	Investment Holding	Republic of Ireland
Irish Buyway Limited	100%	Finance	Republic of Ireland
CDB (U.K.) Limited	100%	Investment Holding	United Kingdom
Knightsdale Limited	100%	Finance	Republic of Ireland
Anglo Aggmore Limited Partnership	75%	Property Trading	United Kingdom
Sparta Financial Services Limited	100%	Finance	Republic of Ireland
Steenwal B.V.	100%	Investment Holding	The Netherlands
Anglo Irish Capital UK Limited Partnership	100%	Finance	United Kingdom

The Bank is directly or indirectly the ultimate holding company of all the Companies.

Shareholders

The Bank's shares are publicly quoted on the Irish and London Stock Exchanges. No one shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. The Bank has over 16,421 shareholders with approximately 90 per cent. of shares being held by financial institutions. The following interests in the ordinary share capital of the Bank had been notified to the Bank as at 31st March, 2006:

	Number of Shares	% of Issued Ordinary Share Capital
UBS AG	35,102,151	4.89%
Bank of Ireland Nominees Limited	24,539,364	3.60%

Directors

The following table sets out the current members of the Bank's Board of Directors at the date of this document and their principal outside activities. The Executive Directors do not have any significant principle activities outside of their role in the management of the Bank.

Name	Function within the Bank	Principal Outside Activity
Sean FitzPatrick	Chairman (Non-executive)	Non-Executive Director of Dublin Docklands Authority, Greencore plc and Aer Lingus
David Drumm	Chief Executive	
Michael Jacob	Director (Non-Executive)	Chairman of the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, President of the Royal Dublin Society
William McAteer	Finance Director	
Declan Quilligan	Chief Executive of the Group's UK Operations	

Name	Function within the Bank	Principal Outside Activity
Tom Browne	Managing Director Ireland and Wealth Management Divisions	
Patrick Wright	Director (Non-Executive)	Chairman of Aon McDonagh Boland Group
Ned Sullivan	Director (Non-Executive)	Chairman of Greencore plc and Chairman of McInerney Holdings plc
Fintan Drury	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One
Gary McGann	Director (Non-Executive)	Chief Executive Officer, Jefferson Smurfit Group, Chairman of Dublin Airport Authority, President of Irish Business & Employers Confederation, non-executive director of Aon McDonagh Boland Group and of United Drug plc
Lar Bradshaw	Director (Non-Executive)	Chairman of the Dublin Docklands Authority
Anne Heraty	Director (Non-Executive)	Chief Executive of CPL Resources PLC and a Director of Bord Na Mona, Forfas and University of Maynooth

The Bank is not aware of any potential conflicts of interest between the duties to the Bank of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the bank is +353-1-6162000.

Consolidated Profit and Loss Account

	For the six months ended 31st March 2006 (unaudited)	For the six months ended 31st March 2005 (unaudited)	For the year ended 30th September, 2005
	(€ million)	*(€ million)*	*(€ million)*
Interest and similar income	1,411	963	2,094
Interest expense and similar charges	(923)	(636)	(1,371)
Net interest income	488	327	723
Fees and commissions income	75.0	111	241
Fees and commissions expense	(11)	(10)	(24)
Dealing profits	10	8	16
Other operating income	7	6	16
Other income	81	115	249
Total operating income	569	442	972
Operating expenses			
Administrative expenses	(156)	(115)	(252)
Depreciation of property, plant and equipment	(3)	(3)	(6)
Amortisation of intangible assets — software	(4)	(3)	(7)
Total Operating Expenses	(163)	(121)	(265)
Operation profit before provisions	406	321	707
Impairment losses on loans and advances	(35)	(15)	(30)
Operating profit	371	306	677
Share of results of joint ventures	4	—	3
Profit before taxation	375	306	680
Taxation	(85)	(62)	(140)
Profit for the financial period	290	244	540
Profit attributable to minority interests	(1)	(23)	(45)
Preference Dividends	—	—	(8)
Profit attributable to equity holders of the parent	289	221	487
Basic earnings per share	41.9c	33.1c	72.7c
Diluted earnings per share	41.3c	32.5c	71.5c

Consolidated Balance Sheet

	As at 31st March 2006 (unaudited)	As at 31st March (restated)	As at 30th September 2005 (restated)
	(€ million)	*(€ million)*	*(€ million)*
Assets			
Cash and Balances with Central Banks	488	539	567
Financial assets at fair value through profit or loss			
— held on own account	641	—	—
— held in respect of linked liabilities to customers	316	—	—
Derivative Financial Instruments	2,030	—	—
Loans and advances to Banks	9,267	5,523	6,398
Available-for-sale financial assets	4,936	—	—
Loans and advances to customers	40,344	28,050	33,600
Debt securities	—	3,991	5,028
Equity shares	—	165	203
Interests in Joint ventures	28	17	23
Intangible Assets — software	23	20	22
Intangible Assets — goodwill	66	67	67
Investment property			
— held on own account	35	30	37
— held in respect of linked liabilities to customers	1,487	972	1,219
Property, plant and equipment	35	20	35
Retirement benefit assets	18	—	9
Deferred taxation	32	45	48
Other assets	342	404	739
Prepayments and accrued income	41	315	414
Total assets	60,129	40,158	48,409
Liabilities			
Deposits by banks	8,689	4,129	7,166
Customer accounts	30,061	22,386	25,064
Debt securities in Issue	12,263	8,303	9,712
Derivative financial instruments	2,068	—	—
Liabilities to customers under investment contracts	1,112	837	944
Current taxation	109	68	57
Other liabilities	2	221	376
Accruals and deferred income	135	342	457
Retirement benefit liabilities	4	13	4
Deferred taxation	11	—	5
Subordinated liabilities and other capital instruments	3,288	1,117	1,182
Perpetual capital securities	—	655	661
Total Liabilities	57,742	38,071	45,628
Share capital	115	108	109
Share premium	587	167	600
Other reserves	8	9	12
Retained profits	1,674	1,158	1,407
Shareholders' funds including non-equity interests	2,384	1,442	2,128
Equity and non-equity minority interests	3	645	653
Total Equity, minority interests and liabilities	60,129	40,158	48,409
Memorandum Items			
Contingent Liabilities			
Guarantees	1,843	1,399	2,170
Commitments			
Commitments to lend	7,073	4,936	6,011

Notes:

1. The Bank has no material contracts that are not entered into in the ordinary course of its business, which could result in any group member being under an obligation or entitlement that is material to its ability to meet its obligation to security holders in respect of securities being issued.
2. The application of IFRS does not alter the Group's economic substance, nor the cash flows generated by our business. The impact is mainly due to the effect of first time adoption and timing differences in the recognition of income and expense.

3. The authorised share capital of the Bank at 31st March, 2006 was 760,000,000 ordinary shares of €0.16 each of which 719,086,333 were allotted, called up and fully paid at that date

4. For the purposes of this table "Indebtedness" is defined as including Non-Equity Minority Interest in Subsidiary — Preference Shares. None of the Indebtedness is guaranteed by any third parties, save as might arise in respect of CBOI deposit protection schemes which would guarantee deposits up to an amount equal to the lower of 90 per cent. of the deposit or €20,000.

5. At the date of this Offering Circular save as disclosed in Note 1 above, there has been no material change in the capitalisation and indebtedness of the Group since 31st March, 2005 nor in the guarantees it has issued, commitments to lend it has made or any other contingent liabilities since that date.

6. Up to and including the year ended 30th September, 2005 Anglo Irish Bank Corporation plc ('the Group') prepared its financial statements in accordance with Irish Generally Accepted Accounting Principles ('IR GAAP'). International Financial Reporting Standards ('IFRS') apply to the financial statements of all listed entities in the European Union ('EU') whose accounting periods begin on or after 1st January, 2005. The Group has implemented IFRS as adopted by the EU with effect from 1st October, 2005 and will produce its first full IFRS financial statements for the year ending 30th September, 2006.

   In preparing this financial information management has used its best knowledge of the expected standards, interpretations and accounting policies that will be applied when the Group prepares its first full IFRS financial statements in accordance with accounting standards and interpretations as adopted by the EU as at 30th September, 2006. As a result, although this financial information is based on management's best knowledge of expected standards, interpretations and accounting policies, this may change due to decisions that may be taken by the EU on endorsement, new or amended standards issued by the International Accounting Standards Board, interpretive guidance issued by the International Financial Reporting Interpretations Committee and the requirements of companies legislation. In addition, as IFRS is currently being applied in the EU for the first time, certain practices in applying these standards may develop. Therefore, until the Group prepares its first full IFRS financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

   Transition to IFRS

   The rules for the first-time adoption of IFRS are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition.

   The interim financial information has been prepared based on the expected recognition and measurement requirements of IFRS as endorsed by the EU. The Group has availed of transitional provisions for IAS 32 'Financial Instruments: Disclosure and Presentation' ('IAS 32') and IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2005 in respect of financial instruments is prepared on the basis of the Group's accounting policies under IR GAAP.

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in Ireland relating to the taxation of Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the interest on them and may not apply to certain classes of person, such as dealers. Prospective holders of Notes should be aware that the particular terms of issue of any notes may affect the treatment of that Series of Notes. Holders of Notes who are in any doubt as to their tax position should consult their professional advisers.

No withholding for or on account of Irish income tax will be required to be made on interest arising on the Notes or uplift in principal on redemption of Index Linked Notes in a number of circumstances as summarised below.

Deposit Interest Retention Tax

Deposit interest retention tax takes precedence over annual interest withholding tax (as described below) and needs to be considered initially.

Deposit interest retention tax applies to relevant deposit takers such as the Issuer under Chapter 4 of Part 8 of the Taxes Consolidation Act, 1997 and is relevant to Notes which are not listed on the London Stock Exchange, Irish Stock Exchange or any other recognised stock exchange, whether such Notes are interest bearing, discounted or carry a premium or other return.

In the absence of an applicable exemption (as to which see below), a relevant deposit taker is required to make a deduction in respect of interest (which includes any amount, whether or not described as interest, paid in the consideration of the making of a deposit (which would include the purchase amount paid to the Issuer for the Note)). In the case of Notes, the application of withholding tax would be at the standard rate of income tax, currently 20 per cent. Payment on Notes, Receipts or Coupons would be exempted from deposit interest retention tax where:

1. the person beneficially entitled to the interest is the holder of an Irish banking licence or a person who holds a licence or similar authorisation under the law of any other member state of the European Communities and which corresponds to an Irish banking licence; or

2. the person beneficially entitled to the interest on the Note is not resident in Ireland and on the date of the purchase of the Note or, as applicable, Coupon has completed the appropriate declaration and submitted it to the Issuer; or

3. the person beneficially entitled to the interest on the Note is a company within the charge to Irish corporation tax or a pension scheme (being such a scheme as referred to in Section 265 of the Irish Taxes Consolidation Act, 1997) and on the date of purchase of the Note or, as applicable, Coupon has completed an appropriate declaration and submitted it to the Issuer or, in respect of Notes or Coupons purchased after 25th March, 2002 has provided the Issuer with the person's tax reference number (within the meaning of section 885 of the Irish Taxes Consolidation Act, 1997) or where, in the case of a pension scheme, there is no such number, with the number assigned by the Revenue Commissioners to the employer to whom that pension scheme relates; or

4. the person beneficially entitled to the interest on the Note is a body of persons or trust which is treated by the Irish Revenue Commissioners as a body or trust established for charitable purposes only and on the date of the purchase of the Note or, as applicable, Coupon has completed an appropriate declaration and submitted it to the Issuer or, in respect of Notes or Coupons purchased after 25th March, 2002 has provided the Issuer with the reference number assigned to that person by the Revenue Commissioners in recognition of the person's entitlement to exemption from tax under section 207 of the Irish Taxes Consolidation Act, 1997 and known as the charity (CHY) number.

Deposit interest retention tax will not apply to interest or other returns paid in respect of Notes which are not listed on a stock exchange, issued to persons not resident in Ireland and not offered in Ireland, subject to certain specified conditions which are set out in the selling restrictions or below. These conditions require that:

(i) the Dealers must undertake as a matter of contract with the Issuer that they will not knowingly make primary sales of the Notes to Irish residents or persons whose usual place of abode is Ireland (with a statement to that effect being included in the relevant offering documentation);

(ii) the Notes are cleared through Euroclear or Clearstream, Luxembourg or any other clearing system recognised for this purpose by the Irish Revenue Commissioners; and

(iii) the minimum denomination in which the Notes issue is made will be £300,000 (pounds sterling three hundred thousand) or its equivalent in any other currency.

Where deposit interest retention tax is withheld, annual interest withholding tax does not apply. However, any payments which are exempt from deposit interest retention tax may still be subject to annual interest withholding tax, unless such payments come within one of the available exemptions as set out in the following section.

Income Tax — Annual Interest Withholding Tax

Firstly, payments of interest in respect of the Notes will be made without the deduction of income tax where the stated maturity of the Notes is less than one year and the Notes are not rolled-over or issued consecutively to the Noteholder for the period so that the Notes have an aggregate maturity of one year or more.

Secondly, Notes quoted on a recognised stock exchange (the London Stock Exchange and the Irish Stock Exchange are recognised for this purpose) (thus excluding unlisted Notes), and which carry a right to interest (thus excluding Zero Coupon Notes) and are issued either in bearer form, or in registered form on or after 2nd February, 2006, will constitute "quoted Eurobonds" within the meaning of Section 64 of the Irish Taxes Consolidation Act, 1997 ("Section 64"). Under current practice of the Irish Revenue Commissioners such Notes will be regarded as bearer securities for the purposes of Section 64 notwithstanding whether they are represented by global Notes or definitive Notes. So long as Notes continue to be "quoted Eurobonds" and are held in a recognised clearing system (Euroclear and Clearstream, Luxembourg are both recognised clearing systems for the purpose of Section 64), payments of interest on such Notes may be made by any Paying Agent acting on behalf of the Issuer without withholding or deduction for or on account of Irish income tax.

If such Notes ceased to be held in a recognised clearing system for the purpose of Section 64, but still constitute "quoted Eurobonds", then under current law and practice, payments of interest may, in such circumstances, be made without withholding or deduction for or on account or Irish income tax where:

(a) the person by or through whom the payment is made is not in Ireland; or

(b) the payment is made by or through a person in Ireland and the person who is the beneficial owner of the relevant Note and who is beneficially entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form.

Thirdly, interest on the Notes paid by the Issuer in the ordinary course of its business as a bank, may be made without deduction in respect of income tax. This would not include the payment of interest on Dated and Undated Subordinated Notes.

Fourthly, Irish withholding tax on interest in respect of Notes may be avoided or reduced pursuant to the provisions of an appropriate double taxation treaty subject to an authorisation granted by the Irish Revenue Commissioners being obtained in respect of such avoidance or reduction.

In all other cases interest will be paid under deduction of Irish income tax calculated at the standard rate (which is currently 20 per cent).

Discount/Premium Payments

Notes may be issued at a discount or be redeemable at a premium whether or not periodic interest payments are due on the Notes. No Irish withholding tax will apply to the payment of such discount or premium, subject in the case of Notes not listed on a stock exchange to the comments in the section above relating to Deposit Interest Retention Tax.

Irish Source Income

Notwithstanding the immediately preceding paragraph, any interest, discount or premium on Notes issued in Ireland is Irish source income and, while the matter is not completely free from doubt, any interest, discount or premium on Notes issued in the United Kingdom is also likely to constitute Irish source income. Such income is within the charge to Irish tax, except for:

(i) interest paid in the ordinary course of the Issuer's business as a bank to a company resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a company, or

(ii) interest paid by the Issuer on Notes which are quoted Eurobonds (within the meaning of Section 64), to a person resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a person.

Ireland operates a self-assessment system in respect of income and corporation taxes and any person, including a person who is neither resident nor ordinarily resident, with Irish source income chargeable to tax comes within its scope. However, in the absence of a withholding tax there is currently no mechanism to enable the Irish Revenue Commissioners to obtain payment of any liability from a non-resident person and for that reason it has been the practice of the Commissioners not to seek to collect the liability from such non-resident persons unless the recipient of the income has any other tax connection with Ireland such as a claim for repayment of Irish tax deducted at source or an Irish agency, branch, trustee or trade.

Any interest, discount or premium on Notes issued in London may, depending on the facts and circumstances, be either Irish or UK source income. The tax treatment of such income having an Irish source will be as outlined in the previous paragraph. Such income having a UK source will be chargeable to Irish taxes on income unless the beneficially entitled recipient is a person neither resident nor ordinarily resident in Ireland who does not have an enterprise, or an interest in an enterprise, which carries on business in Ireland through a branch or agency or a permanent representative, to which or to whom the Notes are attributable.

Capital Gains

A holder of a Note will be subject to Irish taxes on capital gains on a disposal (including redemption) of a Note unless such holder is a person neither resident nor ordinarily resident in Ireland who does not have an enterprise, or an interest in an enterprise, which carries on business in Ireland through a branch or agency or a permanent representative, to which or to whom the Notes are attributable.

Stamp Duty

Irish stamp duty will not be payable on the issue or transfer by delivery of global Notes or definitive Notes.

In the case of the transfer of a Note by an instrument in writing, no stamp duty will apply provided that the relevant Note:

(a) does not carry a right of conversion into stocks or marketable securities (other than loan capital (within the meaning of section 85 of the Stamp Duties Consolidation Act, 1999)) of a company having a register in Ireland or into loan capital having such a right;

(b) does not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus upon liquidation;

(c) is redeemable within 30 years of the date of issue and not thereafter;

(d) is issued for a price which is not less than 90 per cent. of its nominal value; and

(e) does not carry a right to a sum in respect of payment or interest which is related to certain movements in an index of indices specified in any instrument or other document relating to the Note.

Where the above exemption or another exemption does not apply, the instrument of transfer (whether executed in Ireland or elsewhere) is liable to Irish stamp duty at the rate of one per cent. of the consideration paid in respect of the transfer (or if greater, the market value thereof) which must be paid in Euro or Irish pounds by the transferee (assuming an arm's length transfer) within thirty days of the date on which such transfer instrument is executed, after which penalties and interest will apply.

Capital Acquisitions Tax

So long as the Notes continue to be in bearer form, a gift or bequest of Notes may give rise to a liability to Irish gift tax in the hands of the disponee or successor, if either the Notes which are the subject of the disposition are located in Ireland, or if either the disponer or disponee are resident or ordinarily resident in Ireland.

United Kingdom

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in Ireland relating to the taxation of Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the interest on them and may not apply to certain classes of person, such as dealers. Prospective holders of Notes should be aware that the

particular terms of issue of any notes may affect the treatment of that Series of Notes. Holders of Notes who are in any doubt as to their tax position should consult their professional advisers.

Withholding tax

Payments of interest on the Notes may be made without withholding or deduction for, or on account of United Kingdom income tax.

However, Noteholders who are individuals may wish to note that HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual, or who either pays amounts payable on the redemption of Notes to or receives such amounts for the benefit of an individual although HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to require this information where such amounts are paid on or before 5th April, 2006. Information so obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 26th May, 2006, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Ireland

Each Dealer has agreed (and each further Dealer appointed under the Programme will be required to agree) that:

(a) in respect of any Notes that are not listed on any recognised stock exchange ("Unlisted Notes"):

  (i) it will not knowingly sell or offer for sale any Unlisted Notes in Ireland or to any person including any body corporate resident in Ireland or having its usual place of abode in Ireland ("Irish Person");

  (ii) it will not knowingly issue or distribute or knowingly cause to be issued or distributed any documentation, offering for subscription or sale, any Unlisted Notes in Ireland or to any Irish person;

  (iii) it will not offer, sell or deliver any Unlisted Notes to any person in an aggregate principle amount of less than STG£300,000 (Pounds Sterling Three Hundred Thousand) or its equivalent in any other currency notwithstanding that the denominations in which transfer of the Unlisted Notes may subsequently be carried out (as specified in the relevant Final Terms) may be less than this amount;

  (iv) such Unlisted Notes must be cleared through Euroclear, Clearstream Luxembourg or any other clearing systems recognised for this purpose by the Irish Revenue Commissioners.

(b) it will not offer for sale, underwrite the issue of or place any Notes otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended) including without limitation Sections 9 and 50 and to the extent applicable, Section 23 (including any advertisement restrictions made thereunder) in relation to Unlisted Notes, and will conduct itself in accordance with any codes of conduct drawn up pursuant to Section 37 thereof;

(c) in respect of a local offer (within the meaning of Section 38(1) of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 of Ireland (the "2005 Act")) of Notes in Ireland, it has complied and will comply with Section 49 of the 2005 Act; and

(d) in connection with offers or sales of Notes, it has only issued or passed on, and will only issue or pass on, in Ireland, any document received by it in connection with the issue of such Notes to persons who are persons to whom the documents may otherwise lawfully be issued or passed on.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or

resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

GENERAL INFORMATION

Authorisation

The establishment, update and increase in the size of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 25th May, 2001, 13th August, 2001 and 22nd January, 2004 and the resolutions of the Committee of the Board of Directors dated 14th August, 2002, 1st July, 2003, 23rd February, 2004, 22nd February, 2005, 14th July, 2005 and 25th May, 2006.

Listing of Notes on the Irish Stock Exchange

The listing of Notes on the Official List of the Irish Stock Exchange will be expressed at their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Irish Official List and to trading on the Irish Stock Exchange will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or about 30th May, 2006.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available in physical form from, and may be inspected in physical form at, the registered office of the Issuer and the specified offices of the Paying Agents for the time being in London and Dublin:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the auditors' report and the consolidated audited financial statements of the Issuer in respect of the financial years ended 30th September, 2004 and 2005;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares audited consolidated accounts and an audited non-consolidated balance sheet on an annual basis and unaudited consolidated interim accounts on a semi-annual basis;

(iv) the Programme Agreement, the Agency Agreement and the Trust Deed (which contains the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons);

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is 3 Boulevard du Roi Albert II, B. 1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42, Avenue J.F. Kennedy, L-1855 Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or the Group since 31st March, 2006 and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 30th September, 2005.

Litigation

Neither the Issuer nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is

aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position or profitability of the Issuer or the Group.

Auditors

The auditors of the Issuer are Ernst & Young, Registered Auditors and members of the Institute of Chartered Accountants in Ireland who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in Ireland for each of the four financial years ended on 30th September, 2005.

The auditors' report on the Issuer in respect of the financial year ended 30th September, 2005 states that the report is made solely to the Issuer's members, as a body, in accordance with Section 193 of the Companies Act 1990, that the audit report has been undertaken so that Ernst & Young might state to the Issuer's members those matters which Ernst & Young are required to state to them in an Auditors' report and for no other purpose and that to the fullest extent permitted by law, Ernst & Young do not accept or assume responsibility to anyone other than the Issuer and the Issuer's members as a body for their audit work, for the Auditors' report or for the opinions Ernst & Young have formed.

The above was included in the auditors' report on the Issuer in respect of the financial year ended 30th September, 2005 in line with the guidance issued by the Institute of Chartered Accountants in Ireland for inclusion in all audit reports produced by audit firms on the financial statements of bodies corporate.

Post-issuance information

The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

THE ISSUER

Dublin 2

TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche International Corporate Services (Ireland) Limited
5 Harbourmaster Place
International Financial Services Centre
Dublin 1

LEGAL ADVISERS

To the Issuer as to Irish law

Eugene F. Collins
Temple Chambers
3 Burlington Road
Dublin 4

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One New Change
London EC4M 9QQ

AUDITORS

Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2

AUTHORISED ADVISER

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

IRISH LISTING AGENT

J&E Davy
Davy House
49 Dawson Street
Dublin 2

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Banc of America Securities Limited
5 Canada Square
London E14 5AQ

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
60 Gracechurch Street
London EC3V 0HR

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J&E Davy
Davy House
49 Dawson Street
Dublin 2

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

National Australia Bank Limited
ABN 12 004 044 937
88 Wood Street
London EC2V 7QQ

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

WestLB AG
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA



OFFERING CIRCULAR

Anglo Irish Bank Corporation plc

(incorporated in Ireland under the Companies Acts, 1963 to 2005, Registered Number 22045)

€20,000,000,000
Euro Medium Term Note Programme

On 15th August, 2001, Anglo Irish Bank Corporation plc (the "Issuer" or the "Bank") entered into a €1,500,000,000 Euro Medium Term Note Programme (the "Programme"). With effect from 15th August, 2002, the size of the Programme was increased to €2,000,000,000, with effect from 2nd July, 2003, the size of the Programme was increased to €4,000,000,000, with effect from 24th February, 2004, the size of the Programme was increased to €8,000,000,000 and with effect from 23rd February, 2005, the size of the Programme was increased to €10,000,000,000. This Offering Circular supersedes any previous Offering Circular. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions herein. This Offering Circular does not affect any Notes already issued.

Under the Programme, the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €20,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to any increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks see "Risk Factors".

Application has been made to the Irish Financial Services Regulatory Authority, as competent authority under Directive 2003/71/EC, for the Offering Circular to be approved. Application has been made to the Irish Stock Exchange Limited (the "Irish Stock Exchange") for Notes issued under the Programme for the period of 12 months from the date hereof to be admitted to the Official List (the "Irish Official List") and trading on its regulated market.

References in this Offering Circular to Notes being listed (and all related references) shall mean that such Notes have been admitted to trading on the Irish Stock Exchange and admitted to the Irish Official List. The Irish Official List is a regulated market for the purposes of Directive 93/22/EEC (the "Investment Services Directive").

The Irish Financial Services Regulatory Authority ("IFSRA") may at the request of the Issuer, send (i) a copy of the Offering Circular; (ii) a certificate of approval pursuant to Article 18 of Directive 2003/71/EC (the "Prospectus Directive") attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive (an "Attestation Certificate"); and (iii) if so required by the competent authority of such European Economic Area Member State, a translation of the summary set out on pages 4 to 7 of this Offering Circular. At the date hereof, the Issuer has requested IFSRA to send an Attestation Certificate and copy of the Offering Circular to the United Kingdom Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in the final terms supplement (the "Final Terms") which, with respect to Notes to be admitted to the UKLA Official List and admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market, will be delivered to the UK Listing Authority and the London Stock Exchange and which, with respect to Notes to be admitted to the Irish Official List, will be delivered to the Irish Stock Exchange, in each case on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed or admitted to trading as the case may be, on such other or further stock exchange(s) or markets as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes and/or Notes not admitted to trading on any market.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplemental Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

ABN AMRO
Banc of America Securities Limited
Barclays Capital
BNP PARIBAS
Citigroup
Commerzbank Aktiengesellschaft
Davy
Deutsche Bank
HSBC
Merrill Lynch International
National Australia Bank Limited
Nomura International
The Royal Bank of Scotland
UBS Investment Bank
WestLB AG

26th May, 2006

This Offering Circular comprises a base prospectus for the purpose of Article 5.4 of the Prospectus Directive.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of the Final Terms will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall be read and construed on the basis that such documents are incorporated and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer, the Dealers or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Trustee or any of the Dealers.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Trustee or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer or the Issuer and its subsidiaries (the "Group") is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer or the Group during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Trustee and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Trustee or the Dealers which would permit a public offering of any Notes outside the European Economic Area or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale

of Notes in the United States, the European Economic Area (including the United Kingdom, the Republic of Ireland ("Ireland"), France and Germany) and Japan, — see "Subscription and Sale".

All references in this Offering Circular to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Sterling" and "£" refer to pounds sterling and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

SUMMARY OF THE PROGRAMME

This summary must be read as an introduction to this Offering Circular and any decision to invest in any Notes should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this Summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Offering Circular. Where a claim relating to information contained in this Offering Circular is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Offering Circular before legal proceedings are initiated. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuer: Anglo Irish Bank Corporation plc

Risk Factors: There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "Risk Factors" below. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme (see "Risk Factors").

Description: Euro Medium Term Note Programme

Arranger: Deutsche Bank AG, London Branch

Dealers:

ABN AMRO Bank N.V.
Banc of America Securities Limited
Barclays Bank PLC
BNP PARIBAS
Citigroup Global Markets Limited
Commerzbank Aktiengesellschaft
Deutsche Bank AG, London Branch
HSBC Bank plc
J&E Davy
Merrill Lynch International
National Australia Bank Limited ABN 12 004 044 937
Nomura International plc
The Royal Bank of Scotland plc
UBS Limited
WestLB AG

and any other Dealers appointed in accordance with the Programme Agreement.

Certain Restrictions: Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular.

Issuing and Principal Paying Agent: Deutsche Bank AG, London Branch

Trustee: Deutsche Trustee Company Limited

Programme Size: Up to €20,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) (as defined in "Subscription and Sale") outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency, except for Undated Subordinated Notes which will not have a stated maturity. At the date of this Offering Circular, Subordinated Notes may be dated or undated and, in the case of Dated Subordinated Notes, the minimum maturity will be such as will enable such Notes to qualify as capital for supervisory purposes from time to time.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form, which may be in new global note ("NGN") form, as described in "Form of the Notes" and will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in

such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The applicable Final Terms will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent (as defined in Condition 5)) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent) and/or (save in respect of Subordinated Notes) the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer. The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer.
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding is required by law, subject as provided in Condition 6. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 6, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The Notes will not contain a negative pledge provision.
Cross Default:	The terms of the Senior Notes will contain a cross default provision as further described in Condition 8.
Status of the Senior Notes:	The Senior Notes and any relative Receipts and Coupons will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding, unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.
Status of the Dated Subordinated Notes:	The Dated Subordinated Notes and any relative Receipts and Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.
Status of the Undated Subordinated Notes:	The Undated Subordinated Notes and any relative Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Undated Subordinated Notes and any relative Coupons will be subordinated in right of payment to the

claims of Senior Creditors of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes will be conditional upon the Issuer being solvent at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of the Undated Subordinated Notes or the relative Coupons (if any) except to the extent that the Issuer could make such payment and still be solvent immediately thereafter.

Rating:

Any rating of the Notes to be issued under the Programme will be specified in the applicable Final Terms.

Listing and admission to trading:

Application has been made to the Irish Stock Exchange for Notes issued under the Programme and up to the expiry of 12 months from the date of this Offering Circular to be admitted to trading on the Irish Official List.

Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted by trading and, if so, on which stock exchange(s) and/or markets.

Governing Law:

The Notes will be governed by, and construed in accordance with, English law, except that, in relation to Subordinated Notes, Conditions 2(*b*), 2(*c*) and 2(*d*) will be governed by, and construed in accordance with, Irish law.

The Trust Deed will be governed by, and construed in accordance with, English law except that, in relation to Subordinated Notes, clauses 6(B) and 6(C), will be governed by, and construed in accordance with, Irish law.

Selling Restrictions:

There are selling restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom and Ireland) and Japan, and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes — see "Subscription and Sale".

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Offering Circular and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

The Group's results may be adversely affected by general economic conditions and other business conditions

The Issuer's results are influenced by general economic and other business conditions. If there is a slowdown in the global and local economies in which the Issuer operates, borrowing by customers may decrease. This would have an adverse effect on the Issuer's ability to generate revenue through the disbursement of new loans.

The Issuer's credit ratings may not reflect all risks of an investment in the Notes

The credit ratings of the Issuer's medium term note programme may not reflect the potential impact of all risks related to structure and other factors on any trading market. In addition, real or anticipated changes in the Issuer's credit ratings will generally affect any trading market for, or trading value of, the securities.

Any decline in the Issuer's credit rating may affect the market value of the Issuer's Securities

The Issuer's credit ratings are an assessment of its ability to pay obligations, including those on any securities issued. Consequently, actual or anticipated declines in the Issuer's credit ratings may affect the market value of the Issuer's securities.

The Issuer's hedging strategies may not prevent losses

The Issuer is continually managing its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies the Issuer uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. The Issuer may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

The Issuer's derivatives counterparties may not honour their contracts

The Issuer uses derivatives to manage its market risks. These derivatives are negotiated with and transacted with a range of counterparties. While to date there has not been a situation in which the Issuer's derivative counterparty has not honoured their obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with the Issuer could have an adverse effect on the business, results of operations and financial condition of the Issuer.

Increasing competition may adversely affect the Issuer's income and business

Competition in the Issuer's business is based on name recognition, service, product and price. The Issuer competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have a negative affect on the Issuer's results if the Issuer is unable to match the products and services of its competitors.

Systemic risk could adversely affect our business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults by other institutions because the

commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect the Issuer.

The Issuer conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which the Issuer operates may adversely affect its product range, distribution channels, capital requirements and consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Offering Circular or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated and will rank junior in priority of payment in the manner provided in the Trust Deed to the claims of all depositors and all other unsubordinated conditions of the Issuer. The claims of the holders of Undated Subordinated Notes are subordinated to the claims of Senior Creditors of the Issuer in that payments of principal and interest are conditional upon the Issuer being solvent at the time of payment by the Issuer and that no payment of principal and interest shall be made unless the Issuer could make such payment and still be solvent immediately thereafter. "Senior Creditors" means all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes) other than those whose claims rank or are expected to rank *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes (if any) (whether only in the event of a winding-up of the Issuer or otherwise).

Under certain conditions, interest payments under Undated Subordinated Notes must be deferred

If the Issuer is unable to satisfy the solvency condition as set out in Condition 2(c) of the Notes, then the Issuer must defer the payment of interest on Undated Subordinated Notes until such time as the Issuer is able to make payment of principal or interest and still be solvent immediately thereafter.

The Issuer will pay all deferred interest, and interest on that deferred interest, on all Undated Subordinated Notes as soon as, after giving effect to such payments, it no longer would be required to defer interest under the terms described above. The Issuer will make this payment in respect of all Undated Subordinated Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of Undated Subordinated Notes, unless it elects to make the payment earlier.

In no event will holders of Undated Subordinated Notes be able to accelerate the maturity of their Undated Subordinated Notes; such holders will have claims only for amounts then due and payable on their Undated Subordinated Notes. After the Issuer has fully paid all deferred interest on any issue of Undated Subordinated Notes and if that issue of Undated Subordinated Notes remains outstanding, future interest payments on that issue of Undated Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Undated Subordinated Notes. In addition, as a result of the interest deferral provision of the Undated Subordinated Notes, the market price of the Undated Subordinated Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in the Issuer's financial condition.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers, authorisation and substitution

The Trust Deed contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes, the Receipts, the Company or any of the provisions of the Trust Deed which in the opinion of the Trustee is not materially prejudicial to the Noteholders or (ii) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 14(iii) of the conditions of the Notes.

Trading in the clearing systems

In relation to any issue of Notes which have a minimum denomination and are tradeable in the clearing systems in amounts above such minimum denomination which are smaller than such minimum denomination, should definitive Notes be required to be issued, a holder who does not have an integral multiple of the minimum denomination in his account with the relevant clearing system at the relevant time may not receive all of his

entitlement in the form of definitive Notes unless and until such time as his holding becomes an integral multiple of the minimum denomination.

Change of law

The conditions of the Notes are based on English law in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Offering Circular.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Offering Circular and have been approved by the Irish Stock Exchange or filed with it shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the auditors report and the audited consolidated and non-consolidated annual financial statements for the financial year ended 30th September, 2005 and for the financial year ended 30th September, 2004 and the interim consolidated and non-consolidated financial statements for the six months ended 31st March, 2006 of the Issuer;

(b) memorandum and articles of association of the Issuer;

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any document which is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The documents incorporated by reference have been filed with the Irish Stock Exchange in accordance with Titles IV and V of Directive 2001/34/EC (the "Combined Admissions and Reporting Directive").

Copies of documents incorporated by reference in this Offering Circular can be obtained from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London and Dublin. Written requests for such documents should be directed to the Issuer at its office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in Ireland of J&E Davy in its capacity as listing agent for the Notes listed on the Irish Official List.

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Offering Circular which is capable of affecting the assessment of any Notes, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of Notes. The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") that it will comply with section 87G of the Financial Services and Markets Act 2000 (the "FSMA").

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global note (a "Temporary Global Note") which will:

(i) if the Temporary Global Note is intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"); and

(ii) if the Temporary Global Note is not intended to be issued in NGN form, be delivered on or prior to the issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not intended to be issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after the Temporary Global Note is issued, interests in the Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note (a "Permanent Global Note") of the same Series or (ii) definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note, if the Permanent Global Note is not intended to be issued in NGN form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) save in respect of Notes for which the applicable Final Terms permit trading in the Clearing Systems in Tradeable Amounts provided in the applicable Final Terms which are not a Specified Denomination, upon not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 8) has occurred and is continuing or (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available. The Issuer will promptly give notice to the Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Temporary Global Note or a Permanent Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, except in relation to Notes issued in NGN form, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as shall be approved by the Issuer, the Agent and the Trustee.

If the applicable Final Terms specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 3, 4, 5 (except Condition 5(*b*)), 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 15, they will not necessitate the preparation of a supplementary offering circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplementary offering circular will be prepared, if appropriate.

Applicable Final Terms

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

ANGLO IRISH BANK CORPORATION plc

**Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the €20,000,000,000
Euro Medium Term Note Programme**

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [date] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at [*address*] and [*website*] and copies may be obtained from [*address*].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the Conditions) set forth in the Offering Circular dated [*original date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at [*address*] [and] [*website*] and copies may be obtained from [*address*].]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information at, for example, items 9, 10, 15, 16, 17, 29 or 30 of Part A or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer in Part B consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a 48-hour time period.]

1.	Issuer:	Anglo Irish Bank Corporation plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount [of Notes admitted to trading]:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] *(if applicable)*]

6.	Specified Denominations:	[ ] [ ] [ ]
7.	(i) Issue Date [and Interest Commencement Date]:	[ ]
	(ii) Interest Commencement Date (if different from the Issue Date):	[ ]
8.	Maturity Date:	[*Fixed rate — specify date/* *Floating rate* — Interest Payment Date falling in or nearest to [*specify month and year*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes. Such notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)*
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated] Subordinated]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 3)*
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]

(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or *specify other*]
(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* (*NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/ Actual (ICMA))*]
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16. Floating Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
(iii) Additional Business Centre(s):	[ ]
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
— Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other — including fallback provisions in the Agency Agreement)*
— Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
— Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii) ISDA Determination:	
— Floating Rate Option:	[ ]
— Designated Maturity:	[ ]
— Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum

(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] (*See Condition 3 for alternatives*)
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17. **Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ]
(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5(e)(iv) and 5(j) apply/*specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)
18. **Index Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Index/Formula:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the interest due:	[ ]
(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
(vi) Additional Business Centre(s):	[ ]
(vii) Minimum Rate of Interest:	[ ] per cent. per annum
(viii) Maximum Rate of Interest:	[ ] per cent. per annum
(ix) Day Count Fraction:	[ ]

19. **Dual Currency Interest Note Provisions** [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Rate of Exchange/method of calculating Rate of Exchange: [*give details*]

(ii) Calculation Agent, if any, responsible for calculating the interest payable: [ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: [ ]

(iv) Person at whose option Specified Currency(ies) is/are payable: [ ]

PROVISIONS RELATING TO REDEMPTION

20. Issuer Call: [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s): [ ] per Note of [ ] Specified Denomination

(iii) If redeemable in part:

(a) Minimum Redemption Amount: [ ]

(b) Higher Redemption Amount: [ ]

(iv) Notice period (if other than as set out in the Conditions): [ ]

(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer, the Agent and the Trustee)

21. Investor Put: [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s): [ ] per Note of [ ] Specified Denomination

(iii) Notice period (if other than as set out in the Conditions): [ ]

22. Final Redemption Amount of each Note: [ ]per Note of [ ] Specified Denomination/ *specify other*/see Appendix]

(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)

23. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 5(e):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes: Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]

    [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]

25. New Global Note: [Yes] [No]

26. Additional Financial Centre(s) or other special provisions relating to Payment Dates: [Not Applicable/*give details*]
    (Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate)

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): [Yes/No. *If yes, give details*]

28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: [Not Applicable/*give details. NB: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]

29. Details relating to Instalment Notes:
    (i) Instalment Amount(s): [Not Applicable/*give details*]
    (ii) Instalment Date(s): [Not Applicable/*give details*]

30. Redenomination applicable: Redenomination [not] applicable
    [*(If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates))*][*(if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms)*]

31. Other final terms or special conditions: [Not Applicable/*give details*]
    (When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.)

DISTRIBUTION

32. (a) If syndicated, names [and addresses]** of Managers [and underwriting commitments]**: [Not Applicable/*give names*[*and addresses and underwriting commitments*]**

    (Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers)

    (b) Date of Subscription Agreement:** [ ]**

    (c) Stabilising Manager (if any): [Not Applicable/*give name*]

33.	If non-syndicated, name [and address]** of relevant Dealer:	[*Name* [*and address*] **]
34.	Total commission and concession:**	[ ] per cent. of the Aggregate Nominal Amount**
35.	Whether TEFRA D rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA not applicable]
36.	Additional selling restrictions:	[Not Applicable/*give details*]

ISIN:	[ ]
Common Code:	[ ]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €20,000,000,000 Euro Medium Term Note Programme of Anglo Irish Bank Corporation plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [Information on underlying assets has been extracted from [source]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by source, no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:

By:..

Duly authorised

PART B — OTHER INFORMATION

1. **LISTING**

(i) Listing:	[London/Ireland/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] *(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)*
(iii) Estimate of total expenses related to admission to trading:	[ ]*

2. RATINGS

Ratings:	The Notes to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [[Other]: [ ]] [*Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*]** (*The above disclosure should reflect the rating allocated to Notes issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

[3. NOTIFICATION

The [*name of competent authority in home Member State*] [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer	[ ] (*See ["Use of Proceeds"] wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)]**
(ii) Estimated net proceeds:	[ ] (*Also see "Use of Proceeds" wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)**
(iii) Estimated total expenses:	[ ]. [*Include breakdown of expenses*]** (*If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above*)

6. **YIELD** *(Fixed Rate Notes only)*

Indication of yield: [ ]

[Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]**

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES** *(Floating Rate Notes only)***

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].]

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS (Index-Linked Interest Notes only)**

*[Need to include details of where past and future performance and volatility of the index/formula can be obtained] [Need to include] a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]** [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]*

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)**

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.] [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]

10. **OPERATIONAL INFORMATION**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the international central securities depositaries ("ICSD") as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form.*]
(ii)	ISIN Code:	[ ]
(iii)	Common Code:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

Notes:

* *Delete if the minimum denomination is less than €50,000*

** *Delete if the minimum denomination is €50,000 or more*

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Anglo Irish Bank Corporation plc (the "Issuer") constituted by a Trust Deed (such Trust Deed as amended and restated by a First Supplemental Trust Deed dated 15th August, 2002, a Second Supplemental Trust Deed dated 15th July, 2005 and a Third Supplemental Trust Deed dated 26th May, 2006, in each case between Deutsche Trustee Company Limited (the "Trustee", which expression shall include any successor trustee) and the Issuer and as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 15th August, 2001 and made between the Issuer and the Trustee for the holders of such Notes.

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 26th May, 2006 and made between the Issuer, Deutsche Bank AG, London Branch as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the other paying agent named therein (together with the Agent, unless the content otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

Any reference to "Noteholders" or "holders" in relation to any Notes shall mean the holders of the Notes and shall, in relation to any Notes represented by a global Note, be construed as provided below. Any reference herein to "Receiptholders" shall mean the holders of the Receipts and any reference herein to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of

Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal London office for the time being of the Trustee (being at 26th May, 2006 at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing at, and copies may be obtained from, the offices of the Principal Paying Agent save that, if this Note is neither listed on a stock exchange nor admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

So long as the Notes are represented by a temporary global Note or a permanent global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the Specified Denomination (or if more than one Specified Denomination, the lowest Specified Denomination) provided hereon and integral multiples of the Tradeable Amount provided in the applicable Final Terms in excess thereof.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may also be a Senior Note, a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note (or the Trustee in accordance with the Trust Deed) shall be treated by the Issuer, the

Trustee and any Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References in these Terms and Conditions to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, except in relation to Notes in NGN form, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as otherwise approved by the Issuer, the Agent and the Trustee.

2. STATUS OF SENIOR NOTES, DATED SUBORDINATED NOTES AND UNDATED SUBORDINATED NOTES

(a) Status of Senior Notes

The Senior Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of Dated Subordinated Notes

Dated Subordinated Notes

(A) The Dated Subordinated Notes and any relative Receipts and Coupons constitute direct, unsecured and, in accordance with sub-paragraph (B) below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

For the purpose of this sub-paragraph (B), "Subordinated Indebtedness" means all indebtedness of the Issuer which is subordinated, in the event of the winding-up of the Issuer, in right of payment to the claims of depositors and other unsubordinated creditors of the Issuer and for this purpose indebtedness shall include all liabilities, whether actual or contingent.

(c) Status of Undated Subordinated Notes

(1) Undated Subordinated Notes

(A) The Undated Subordinated Notes and any relative Coupons constitute direct, unsecured and, in accordance with the paragraphs below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Undated Subordinated Notes and any relative Coupons are subordinated to the claims of Senior Creditors (as defined below) of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons are conditional upon the Issuer being solvent (as defined below) at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of Undated Subordinated Notes or any relative Coupons except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For this purpose, the Issuer shall be considered to be solvent if:

(i) it is able to pay its debts to Senior Creditors as they fall due; and

(ii) its Assets exceed its Liabilities (each as defined below) to Senior Creditors.

A report as to the solvency of the Issuer by (a) two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the Auditors (as defined in the Trust Deed) or (b) if the Issuer is being wound up, its liquidator or (c) if the Issuer is under examination as provided for by the Companies (Amendment) Act, 1990 of Ireland, its examiner shall, in each case in the absence of manifest error, be treated and accepted by the Issuer, the Trustee and the holders of Undated Subordinated Notes and any relative Coupons as correct and sufficient evidence thereof.

For the purpose of this sub-paragraph (B):

"Senior Creditors" means (1) all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or (2) creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes and any relative Coupons) other than those whose claims rank, or are expressed to rank, *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes and the Coupons relating thereto (if any) (whether only in the event of a winding-up of the Issuer or otherwise);

"Assets" means the total consolidated gross assets of the Issuer; and

"Liabilities" means the total consolidated gross liabilities of the Issuer, all as shown by the latest published audited balance sheet of the Issuer but adjusted for contingencies and for subsequent events in such manner and to such extent as such directors, Auditors, liquidator or examiner, as the case may be, may determine to be appropriate.

(C) Interest on Undated Subordinated Notes shall accrue from day to day and shall (subject to sub-paragraph (B) above) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the interest period ending on (but excluding) such Compulsory Interest Payment Date. On any Optional Interest Payment Date (as defined below) there may be paid (if the Issuer so elects and gives not less than 30 days' notice of such election to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) the interest accrued in the interest period ending on (but excluding) such Optional Interest Payment Date (an "Accrual Period") but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose; and any interest not so paid shall, so long as the same remains unpaid, constitute "Arrears of Interest". The Issuer may at its option (after giving notice to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) at any time pay all or part of the Arrears of Interest (being, if part only, the whole of the interest accrued on all the Undated Subordinated Notes during any one or more Accrual Period(s)) but so that, in the case of any such partial payment, the interest accrued during any Accrual Period shall not be paid prior to that accrued during any earlier Accrual Period. All Arrears of Interest shall (subject to sub-paragraphs (B) and (D) of this Condition 2(c)), become due in full on whichever is the earliest of (i) the date on which any dividend or other distribution is next declared, paid or made on any class of stock or share capital of the Issuer (ii) the date set for any repayment permitted under paragraph (b) or (c) of Condition 5 and (iii) the commencement of winding-up of the Issuer. If notice is given by the Issuer of its intention to pay all or part of the Arrears of Interest, the Issuer shall be obliged (subject to sub-paragraph (B) above) to do so upon the expiry of such notice. Interest in respect of which the condition referred to in sub-paragraph (B) above is not satisfied on the Interest Date relating thereto shall, so long as the same remains unpaid, also constitute Arrears of Interest for the purposes of the remainder of these Terms and Conditions. Neither Arrears of Interest nor any interest due but unpaid shall bear interest.

(D) If, otherwise than for the purposes of a Permitted Reorganisation (as defined in Condition 8) or for the purpose of a reconstruction or amalgamation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders, an order is made or an effective resolution is passed for the winding-up in Ireland of the Issuer, the Issuer shall, in lieu of any other payment on the Undated Subordinated Notes and any relative Coupons representing principal, accrued interest, Arrears of Interest and/or interest due but unpaid, but subject to the condition set out in sub-paragraph (B) above, be obliged to pay, in respect of the Undated Subordinated Notes and such Coupons, such amounts as would have been payable if the holders of the Undated Subordinated Notes and such Coupons had, on the day preceding the commencement of such winding-up, become holders of preference stock or shares in the capital of the Issuer forming or being part of a class having a preferential right in the winding-up over the holders of all other classes of stock or shares in the capital of the Issuer and entitled to receive in such winding-up an amount equal to the Early Redemption Amount (as defined in Condition 5(e)) of the Undated Subordinated Notes together with interest (if any) accrued since the Interest Date next preceding or coinciding with the commencement of such winding-up, such Arrears of Interest and/or, as the case may be, such interest due but unpaid.

(2) Definitions

For the purposes of this paragraph (*c*):

"Compulsory Interest Payment Date" means any Interest Date in relation to which any dividend or other distribution (as defined in the Trust Deed) has been declared, paid or made on any class of the stock or share capital of the Issuer in the immediately preceding interest period;

"Interest Date" means an Interest Payment Date;

"Interest Period" means the period from (and including) one Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Date; and

"Optional Interest Payment Date" means any Interest Date other than a Compulsory Interest Payment Date.

N.B. The obligations of the Issuer in respect of any Undated Subordinated Notes issued by it and any relative Coupons are conditional upon the Issuer being solvent immediately before and after payment by the Issuer. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons may be used to absorb losses.

(d) Set-off

Subject to applicable law, no holder of a Subordinated Note, or a Receipt or Coupon relating thereto (if any) may exercise or claim any right of set-off in respect of any amount owed by it to the Issuer arising under or in connection with the Subordinated Notes and the Receipts and Coupons relating thereto (if any) and each holder of a Subordinated Note or a Receipt or Coupon relating thereto (if any) shall, by virtue of its subscription, purchase or holding of any such Note, Receipt or Coupon, be deemed to have waived all such rights of set-off.

3. INTEREST

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2(c)) on the Interest Payment Date(s) in each year and (except in the case of an Undated Subordinated Note) up to (and including) the Maturity Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3*(a)*:

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

    (a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2(c)) on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions other than with respect to Condition 2(c), mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 3(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3(b):

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non- leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be

amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 3(b), whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused or is not made by reason of Condition 2(b) or (c). In any such event, interest will continue to accrue as provided in the Trust Deed.

4. PAYMENTS

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Notwithstanding any provision hereof (other than the final paragraph of Condition 4(d)), payments in respect of any Note will not be made at an office of a Paying Agent in the United States by transfer to an account maintained by the payee with a bank located in the United States or by cheque mailed to an address in the United States. For the purposes of this Condition and Condition 12, the "United States" means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 6.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2(c)) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest, including Arrears of Interest (if any), in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2(c)) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States.

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 6) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 7) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall (subject, in the case of Undated Subordinated Notes, to the provision of Condition 2(c)) be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (including Arrears of Interest (if any)) in respect of Notes represented by any Global Note will (subject as provided below and, in the case of Undated Subordinated Notes, to the provisions

of Condition 2(c)) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note (or as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note or the Trustee, as the case may be, in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note or the Trustee, as the case may be.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer adverse tax consequences to the Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 7) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

  (A) the relevant place of presentation;

  (B) London; and

  (C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 5(*e*)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

5. REDEMPTION AND PURCHASE

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Senior Note and each Dated Subordinated Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. Each Undated Subordinated Note is undated and accordingly has no final maturity date and is only redeemable or repayable in accordance with the following provisions of this Condition or Condition 9.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent, as defined below, if required and subject further, if this Note is an Undated Subordinated Note, to the provisions of Condition 2(c)) in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Agent and the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if immediately prior to the giving of such notice the Issuer satisfies the Trustee that:

(i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 6 as a result of any change in, or amendment to, the laws or regulations of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee (1) a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Upon the expiry of any such notice as is referred to in this Condition 5(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 5(b).

Notes redeemed pursuant to this Condition 5(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

For the purposes of these Terms and Conditions, "Relevant Supervisory Consent" means the consent to the relevant repayment of the Central Bank of Ireland (or, if the Central Bank of Ireland ceases to be the relevant regulator, the successor to the Central Bank of Ireland as the relevant regulator of banks operating in Ireland).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may (subject, if this Note is an Undated Subordinated Note, to the provisions of Condition 2(c)), having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note (other than a Subordinated Note) giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

To exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note), each Note will (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2(c)) be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Undated Subordinated Notes, at their nominal amount; or

(iii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount

specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iv) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^y$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The Issuer or any Subsidiary of the Issuer may (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent (if required)) at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraphs (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note) is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iv) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

6. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or

deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of the withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any Note, Receipt or Coupon:

(a) presented for payment in Ireland; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his being connected with Ireland otherwise than by reason only of his ownership of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 4(*e*));or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Council Directive 2003/48/EC (a "Directive") or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein "Relevant Date" means (i) the date on which such payment first becomes due or (ii) if the full amount payable has not been received by the Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

7. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 6) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 4(*b*) or any Talon which would be void pursuant to Condition 4(*b*).

8. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SENIOR NOTES

This Condition shall apply only to Senior Notes. Any reference in this Condition 8 to "Noteholders" shall mean holders of Senior Notes.

The Trustee at its discretion may, and if so requested in writing by the holders of not less than one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), (but, in the case of the happening of any of the events mentioned in paragraphs (ii) to (vi) below (inclusive), only if the Trustee shall have certified that, in its opinion, such event is materially prejudicial to the interests of the Noteholders) give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount, together with accrued interest as provided in the Trust Deed, if any of the following events ("Events of Default") shall have occurred and be continuing:

(i) there is default for more than seven days in the payment of any principal or for more than 14 days in the payment of any interest in respect of the Notes or any of them when and as the same ought to be paid; or

(ii) there is default by the Issuer in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Notes, Receipts or Coupons and on its part to be performed or observed (other than the covenant to pay the principal or interest in respect of any of the Notes) and (except where the Trustee determines that such default is not capable of remedy when no such notice or continuation as is hereinafter mentioned shall be required) such default continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) (a) if any other present or future indebtedness (as defined in the Trust Deed) of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse

Transaction) becomes due and repayable prior to its stated maturity pursuant to a default (however described) by the Issuer or such Subsidiary; or

(b) if any other present or future indebtedness of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) is not paid when due or (as the case may be) within any applicable grace period therefor (as originally provided); or

(c) if the Issuer or any of its Subsidiaries fails to pay when due or (as the case may be) within any applicable grace period therefor (as originally provided) any amount payable by it to any Third Party under any present or future guarantee or indemnity (other than any guarantee or indemnity given in the ordinary course of its business) in respect of any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction); or

(d) if any mortgage, charge, pledge, lien or other encumbrance present or future securing any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction), guarantee or indemnity created or assumed by the Issuer or any of its Subsidiaries becomes enforceable;

Provided however that for the purposes of this paragraph (iii):

(I) the aggregate of the principal amounts of all such indebtedness (other than indebtedness in respect of any Limited Recourse Transaction) of the Issuer and its Subsidiaries to Third Parties and/or the amounts payable by the Issuer or any of its Subsidiaries to Third Parties under any such guarantee and/or indemnity (other than any guarantee and/or indemnity in respect of any Limited Recourse Transaction) shall at that time exceed £10,000,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or, if higher, a sum equal to 0.15 per cent. of the Total Assets (as defined below); and

(II) "Subsidiary" does not include an SPC Subsidiary and "Subsidiaries" does not include SPC Subsidiaries; or

(iv) a distress or execution or other legal process in respect of a claim for £500,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or more is levied or enforced or sued out against any part of the property, assets or revenues of the Issuer or any of its Subsidiaries (other than an SPC Subsidiary or SPC Subsidiaries) and is not discharged or stayed within 30 days of having been so levied, enforced or sued out; or

(v) save, in the case of the Issuer for a Permitted Reorganisation (as defined below), the Issuer or any Principal Subsidiary (as defined below) becomes insolvent or stops or threatens to stop payment of or is unable to pay its debts as they mature or applies for or consents to or suffers the appointment of a liquidator or an administrative or other receiver or an examiner (under the Companies (Amendment) Act, 1990 of Ireland) or an administrator of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any substantial part thereof or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or, except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders, ceases or threatens to cease to carry on its business or any substantial part of its business; or

(vi) an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer or any Principal Subsidiary or anything analogous or similar to any of the foregoing occurs (except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders or, in any case concerning the Issuer, as a result of a Permitted Reorganisation).

In this Condition 8:

"Group" means the Issuer and its Subsidiaries.

"Limited Recourse Transaction" means a transaction entered into or to be entered into by the Issuer or any of its Subsidiaries where the sole recourse, insofar as the Issuer or any of its Subsidiaries is concerned, of the provider of funds is to an asset financed by those funds or to an SPC Subsidiary or to SPC Subsidiaries formed in connection with such transaction, such provider having no recourse to the general assets or undertaking of (as the case may be) the Issuer or any of its Subsidiaries. A certificate by the Auditors addressed to the Trustee that in their opinion a transaction is or is not or was or was not a Limited Recourse Transaction shall, in the absence of manifest error, be conclusive and binding on all parties.

"Principal Subsidiaries" means a Subsidiary of the Issuer (other than an SPC Subsidiary) whose total assets represent 10 per cent. or more of the Total Assets of the Group (all as more particularly described in the Trust Deed). A certificate by the Auditors addressed to the Trustee that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any specified period an SPC Subsidiary or a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Permitted Reorganisation" means an amalgamation, merger, consolidation, reorganisation or other similar arrangement entered into by the Issuer under which:

(a) the whole of the business, undertaking and assets of the Issuer are transferred to and all the liabilities and obligations of the Issuer are assumed by the new or surviving entity either:

  (i) automatically by operation of the laws of Ireland; or

  (ii) upon terms and subject to the satisfaction of such conditions as the Trustee shall have previously approved in writing in order to satisfy the Trustee that the new or surviving entity will be bound by the terms of the Trust Deed and the Notes as fully as if it had been named in the Trust Deed and the Notes in place of the Issuer; and

(b) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganisation or other similar arrangement be subject to the same regulation and supervision by the Central Bank of Ireland as the Issuer was subject immediately prior thereto.

"SPC Subsidiary" means a Subsidiary of the Issuer acquired or formed or used by the Issuer or any Subsidiary of the Issuer for the sole purpose of a Limited Recourse Transaction where, insofar as (as the case may be) the Issuer or any other Subsidiary of the Issuer is concerned, the sole recourse of a provider of funds in relation to such Limited Recourse Transaction is to such first-mentioned Subsidiary or the assets of such first- mentioned Subsidiary or the shares in, or the securities, debentures, loan instruments, debts or other covenants of, such first-mentioned Subsidiary and neither such provider of funds nor any other party will have any recourse to (as the case may be) the Issuer or any of its other Subsidiaries or its or their other assets for the liabilities of such first-mentioned Subsidiary and "SPC Subsidiaries" shall be construed accordingly.

"Third Party" means any person not being the Issuer or a Subsidiary of the Issuer and "Third Parties" shall be construed accordingly.

"Total Assets" means the consolidated total assets of the Group as shown by the latest audited consolidated balance sheet of the Group.

The Trustee may at any time, at its discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing.

9. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SUBORDINATED NOTES

This Condition shall apply only to Subordinated Notes. Any reference in this Condition 9 to "Noteholders" shall mean holders of Subordinated Notes.

(i) If default is made in the payment of any principal or interest due in respect of the Notes and such default continues for a period of 15 days after the due date for the same or, as the case may be, after any other date upon which the payment of interest is compulsory, the Trustee may, subject as provided below, at its discretion and without further notice, institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere), but may take no further action in respect of such default. For the purposes of this paragraph and in relation to Undated Subordinated Notes only, (i) a payment shall be deemed to be due or compulsory even if the condition set out in Condition 2(c)(1)(B) is not satisfied, and (ii) for the avoidance of doubt, the exercise by the Issuer of its right, pursuant to Condition 2(c)(1)(C), not to make any payment(s) of interest in respect of Undated Subordinated Notes shall not constitute a default in the payment of interest.

(ii) If, otherwise than for the purposes of a Permitted Reorganisation or for the purposes of a reconstruction, amalgamation, reorganisation, merger or consolidation on terms previously approved in writing by the

Trustee or by an Extraordinary Resolution of the Noteholders, an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer in Ireland (but not elsewhere), the Trustee may, subject as provided below, at its discretion, give notice to the Issuer that the Dated Subordinated Notes are, and they shall accordingly thereby forthwith become, immediately due and repayable at their Early Redemption Amount as defined in Condition 5(e), plus accrued interest as provided in the Trust Deed.

(iii) Without prejudice to Condition 9(i) or 9(ii) above, the Trustee may, subject as provided below, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Notes, the Receipts, the Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes), provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

(iv) The Trustee shall not be bound to take action referred to in Condition 9(i), (ii) and/or (iii) above unless (a) it shall have been so requested in writing by Noteholders holding at least one-quarter in nominal amount of the Notes then outstanding or so directed by an Extraordinary Resolution of the Noteholders and (b) it shall have been indemnified to its satisfaction.

(v) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer pursuant to paragraph (iii) above unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing. No Noteholder, Receiptholder or Couponholder shall be entitled either to institute proceedings in Ireland (or elsewhere) for the winding-up of the Issuer or to submit a claim in such winding-up, except that if the Trustee, having become bound to institute such proceedings as aforesaid, fails to do so, or, being able and bound to submit a claim in such winding-up, fails to do so, in each case within a reasonable period and such failure is continuing, then any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere) and/or submit a claim in such winding-up to the same extent (but not further or otherwise) that the Trustee would have been entitled to do.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may, subject to all applicable laws and stock exchange requirements, be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority); and

(c) if any Directive (as defined in Condition 6) or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to the Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent, approved in writing by the Trustee, having a specified office in New York City in the circumstances described in Condition 4(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances, the Trustee and do not assume any obligation to, or relationship of agency or trust with,

any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent outside the United States in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 7. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relative Coupon sheet matures.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London or, if in any case this is not in the opinion of the Trustee practicable, in at least one daily English language newspaper with general circulation in Europe approved by the Trustee and (ii) (in respect of any Notes listed in the Official List of the Irish Stock Exchange (so long as that exchange requires)) in an English language daily newspaper published and circulating nationally in Ireland. It is expected that such publication will be made in the *Financial Times* in London and The Irish Times in Dublin. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of publication in the last of all required newspapers.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition 13.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION AND SUBSTITUTION

(i) The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), or certain provisions of the Trust Deed, the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned

such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any provision of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders; or

(b) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

(ii) If the Issuer shall undergo a Permitted Reorganisation, the new or surviving entity in any such case will be substituted in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons without any prior approval thereof being required of the Noteholders, the Receiptholders or the Couponholders or any further consent thereto being required of the Trustee.

(iii) Without prejudice to Condition 14(ii) above and subject as provided in the Trust Deed, the Trustee may at any time agree, without the consent of the Noteholders, Receiptholders or the Couponholders, to the substitution in place of the Issuer (or any previous substitute under this Condition) as the principal debtor under the Trust Deed and the Notes, the Receipts and the Coupons (as defined in the Trust Deed) of (i) any successor in business of the Issuer, (ii) any wholly-owned Subsidiary of the Issuer and (iii) any wholly-owned Subsidiary of a successor in business of the Issuer, subject in each case to the Trustee being satisfied that the substitution will not breach any applicable law or regulation and that all necessary governmental, regulatory and other approvals, consents and licences in respect of the substitution shall have been obtained and are in full force and effect and, in the case of the substitution of any company other than a successor in business of the Issuer, the irrevocable and unconditional guarantee on a subordinated basis equal to that mentioned in Condition 2, in a form satisfactory to the Trustee, of the Notes, the Receipts and the Coupons by the Issuer or such successor in business of the Issuer and subject to certain other conditions set out in the Trust Deed being complied with.

(iv) In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequence of the exercise of its trusts, powers or discretions for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 6 and/or any undertaking given in addition to, or in substitution for, Condition 6 pursuant to the Trust Deed.

(v) Any such modification, waiver, authorisation or substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Noteholders by the Issuer as soon as practicable thereafter in accordance with Condition 13.

15. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a) Governing law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law except that Conditions 2*(b)*, 2*(c)* and 2*(d)* and the equivalent provisions of the Trust Deed are governed by, and shall be construed in accordance with, the laws of Ireland.

(b) Submission to jurisdiction

The Issuer has in the Trust Deed irrevocably agreed for the benefit of the Trustee, the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed, the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as "Proceedings") arising out of or in connection with the Trust Deed, the Notes, the Receipts and the Coupons may be brought in such courts.

The Issuer has in the Trust Deed irrevocably and unconditionally waived and agreed not to raise any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and has further irrevocably and unconditionally agreed that a judgment in any such Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

(c) Appointment of Process Agent

The Issuer has in the Trust Deed appointed each of the persons for the time being nominated under Part XXIII of the Companies Act 1985 as its agent for the service of process on it to accept on its behalf service of process in England in connection with any Proceedings, and has undertaken that, in the event of its London Branch ceasing to be registered under Part XXIII of the Companies Act 1985, it will appoint such other person as the Trustee may approve as its agent for that purpose. At 26th May, 2006 such nominated persons are employees for the time being of its London Branch at 10 Old Jewry, London EC2R 8DN. The Issuer has also agreed in the Trust Deed to procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such a person approved by the Trustee with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes. If in respect of any particular issue there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

DESCRIPTION OF THE ISSUER

Introduction

The Bank is an Irish licensed bank incorporated having its headquarters in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on 17th November, 1964, registration number 22045. It operates and is regulated under the supervision, of the Irish Financial Services Regulatory Authority ("IFSRA") as a constituent part of the Central Bank and Financial Services Authority of Ireland ("CBOI"). The business of the Bank is directed and managed by a board of directors, details of which are set out below. Details of the Bank's business operations and subsidiaries are also set out below, and in summary the Bank is a holding company of a financial services group operating in Ireland, the United Kingdom, the United States, the Isle of Man, Austria and Switzerland. It is primarily involved in business banking, wealth management and treasury management, as empowered pursuant to Clause 2 of its Memorandum of Association.

Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971 as amended by the Central Bank Acts 1989, 1997 and 1998. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority Act 2003 under which IFSRA became the licensing and controlling authority for all financial institutions in Ireland.

The relevant legislation contains extensive provisions relating to, *inter alia*, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

IFSRA operates strict criteria in relation to the ownership of licensed banks. In general, IFSRA stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives IFSRA extensive legal powers to limit the acquisition of shares in a bank in excess of 10 per cent. of share capital.

Capital Adequacy

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of between 8 per cent. and 12 per cent. is stipulated for each licensed bank.

IFSRA has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of IFSRA, Tier 3 capital. Tier 1 capital comprises mainly share capital and reserves, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50 per cent. whereas most loans and advances are weighted at 100 per cent.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by IFSRA to be an associated group of borrowers.

Liquidity

A holder of a licence must observe such minimum prudential liquidity ratios as are determined by IFSRA from time to time (the currently applied ratio being 25 per cent.). In particular, it must establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of IFSRA.

Inspections

The Central Bank Act of Ireland gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from 1st May, 2003 have been undertaken by IFSRA.

Other Controls

IFSRA requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Connected Assets

Guidelines set out limits on the extent to which risk assets can be employed in non-financial businesses in which a licence holder has a major interest. Beneficial ownership of 10 per cent. or more of the equity of a business, together with membership of the Board, is considered by IFSRA to be a major interest. The guidelines also specify limits on the extent to which risk assets can be employed with any one of the bank's directors or significant shareholders, including, in either case, funds employed with businesses in which the director or significant shareholder has a major interest.

Deposit Protection Scheme

The European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended by the Central Bank Act, 1997 and the European Communities (Deposit Guarantee Schemes) Regulations, 1999) set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by IFSRA. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained at the CBOI at the rate of 0.2 per cent. of the total deposits (excluding interbank deposits and negotiable certificates of deposit) of any currency held by the licence holder at its branches in the European Union.

The scheme guarantees payments in respect of 90 per cent. of the aggregate deposits from a depositor (subject to a maximum payment of €20,000) in the event of a bank failure. A further additional feature of the scheme is that the regulator may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in its opinion, was applied to promote the orderly and proper regulation of banking. In other words, the regulator has the power to use the funds of the deposit protection account to rescue a bank if it considers it to be desirable to do so.

Audit Committee

All members of the Bank's Audit Committee are Non-executive Directors. Its current members are Ned Sullivan (Chairman), Gary McCann, Lar Bradshaw and Patrick Wright. The Audit Committee reviews the Group's financial statements, determines as to whether proper books of accounts have been kept in accordance with the Companies Acts and ensures that no restrictions are placed on the scope of the auditors or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year and reviews its processes and effectiveness annually.

To the best of the knowledge and belief of the Bank it complies with all relevant laws and regulations regarding corporate governance in the countries in which it operates in.

History of Anglo Irish Bank Corporation plc

Anglo Irish Bank Corporation plc is one of four publicly quoted Irish banking groups. It is engaged in the areas of business lending, treasury and wealth management. The Bank currently has lending and treasury operations in Ireland, the UK, the USA and principally provides wealth management services in the Isle of Man, Austria and Switzerland.

The history of the Bank goes back to its foundation in 1964. It became a publicly listed company with a quotation on the London and Irish Stock Exchanges in 1971. The Bank entered the UK market in 1984 and the US market in 1997. The Bank has grown its business both organically and by way of selective acquisition of businesses and/or loan portfolios complementary to its own activities. Each of these acquisitions were subject to a thorough due diligence review and in the cases of loan portfolios acquired, all loans were subject to review in accordance with the Bank's credit criteria.

Overview of Business

As at 31st March, 2005 the Bank had total assets of €60,129 million (€48,409.6 million as at 30th September, 2005) and €5,675 million (€4,624 million as at 30th September, 2005) of capital resources. It operates out of 6 branches in Ireland, 6 branches in Great Britain and through subsidiaries in each of the Isle of Man, Austria and Switzerland. In the USA the Bank has a representative office in Boston and New York. As at 31st March, 2006, the Bank employed 1,533 people, of whom 833 were located in the Republic of Ireland.

The Bank's three principal activities are:

(a) Business Lending

The Bank focuses on providing secured term loan facilities to a diversified customer base. The target customers are drawn from medium size corporates, professionals and high net worth individuals in Ireland, the UK and in the greater Boston region in the USA. Security is required for almost all lending. The Bank does not lend for working capital purposes to the manufacturing sector, to the primary agriculture sector or for unsecured personal lending.

(b) Treasury

The Bank offers a full range of treasury services, including deposits, commercial paper, foreign exchange and interest rate management products. The treasury division is also responsible for the funding, liquidity and asset/liability management of the Bank and for achieving maximum returns on free funds. Trade Finance and a credit investment portfolio are two more recent, but growing, activities in the treasury division.

(c) Wealth Management

Reflecting the extent and diversity of activities the Bank established a separate wealth management division in April 2002. These operations are conducted in Ireland, the UK, the Isle of Man, Austria and Switzerland and cover private banking, funds management, wealth management and retirement planning.

Capital Adequacy

The following table sets out the Bank's capital adequacy position as at the dates specified:

	Total Capital Ratio	Tier 1 Ratio
	%	%
As at 31st March, 2006[1]	11.8	8.5
As at 30th September, 2005[2]	11.8	8.5

[1] *Source:* Derived from the Bank's Unaudited Management Accounts and records.
[2] Including year end retentions.

Liquidity

The Bank's liquidity ratio has been significantly above IFSRA's requirements. The Bank's liquidity for the past two years has been 29.6 per cent. as at 30th September, 2004 and 26.9 per cent. as at 30th September, 2005. As at 31st March, 2006 the Bank's liquidity ratio was 27.47 per cent.

Funding

The Bank's funding is derived from a strong and well diversified deposit base. Reflecting this diversity the Bank has established deposit bases in Ireland, the UK, the Isle of Man and Austria. Customer deposits are sourced from the commercial, institutional, private banking and personal deposit markets

The Bank has been a significant participant in the international interbank markets for a number of years. More recently the Bank has become active in diversifying funding to a capital markets investor base through the

establishment of an EMTN programme, a French CP programme and an ECP programme, the completion of two securitisation transactions and, most recently, the establishment of a US CP programme.

Asset Quality

In line with regulatory requirements the Bank maintains a diversified asset portfolio with individual sectoral exposures not accounting for more than 20 per cent. by value of the whole portfolio. Furthermore, it is the Bank's lending policy that no loan is advanced which exceeds 1 per cent. by value of the total loan portfolio. The Bank's lending policy includes a maximum loan to collateral value ratio of 80 per cent. by value.

The Bank classifies loans using the following categories:

(i) "performing";

(ii) "watch list"; and

(iii) "bad debt".

All loans will be classified as performing unless they are classified either in the watch list or bad debt categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as bad debt. A prudent interest and/or capital provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss. It is the Bank's policy that non-performing loans are put on non-accrual status.

The Bank's non-performing loans as a percentage of the Bank's total loan portfolio was 0.58 per cent. as at 31st March, 2006, compared with 0.55 per cent. as at 30th September, 2005 and 0.6 per cent. as at 30th September, 2004.

The total accumulated provisions as a percentage of the Bank's total loan portfolio as at 31st March, 2006 was 0.59 per cent. and as at 30th September, 2005 was 0.91 per cent.

Recent Developments

(a) On 26th January, 2006 the Bank successfully placed 33 million new ordinary shares which resulted in gross proceeds of €416.2 million. This placing strengthened the Bank's capital base enabling it to take advantage of future organic growth opportunities in each of its core markets.

(b) On 28th January, 2006 Declan Quilligan was co-opted to the Board as an Executive Director. He was appointed Chief Executive of the Group's UK Operations as of 1st January, 2006.

(c) On 21st March, 2006 Patricia Jamal retired from the Board of the Bank as a Non-Executive Director.

(d) On 27th April, 2006 Anne Heraty was appointed to the Board of the Bank as a Non-Executive Director.

(e) The Group has entered into a number of significant capital market transactions in the last year. In September 2005 the Group raised U.S.$200 million of subordinated debt securities and in October 2005 GBP 300 million of Upper Tier 2 eligible securities. In addition in October 2005 the Group issued a £300 million four year FRN and in January 2006 it issued a €750 million five year FRN.

A sectoral analysis of the loan portfolio of the Bank as at 30th September, 2004 is set out below[3]:

	Loan Portfolio
	%
Professional	28
Investment property	4
Industrial	5
Leisure/Entertainment	11
Wholesale/Distribution	12
Retail	15
Building/Construction	6
Financial	3
Bridging	6
Transport	4
Other	6
Total	100

[3] *Source*: Derived from the Bank's unaudited Management Accounts and records.

The Bank classifies loans using the following categories:

(i) "performing";

(ii) "watch list"; and

(iii) "bad debt".

All loans will be classified as performing unless they are classified either in the watch list or bad debt categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as bad debt. A prudent interest and/or capital provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss. It is the Bank's policy that non-performing loans are put on non-accrual status.

The Bank's non-performing loans as a percentage of the Bank's total loan portfolio was 0.58 per cent. as at 31st March, 2006, 0.55 per cent. as at 30th September, 2005 and 0.6 per cent. as at 30th September, 2004.

The total accumulated provisions as a percentage of the Bank's total loan portfolio was 0.59 per cent. as at 31st March, 2006, 0.91 per cent. as at 30th September, 2005 and 1.2 per cent. as at 30th September, 2004.

Subsidiaries

As at the date hereof, the Bank's principal wholly-owned subsidiaries include:

Principal Subsidiary Undertaking	Holding	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	100%	Asset Finance	United Kingdom
Anglo Irish Asset Management Limited	100%	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	100%	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	100%	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	100%	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	100%	Banking	Switzerland
Anglo Irish Capital Funding Limited	100%	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	100%	Finance	Republic of Ireland
Anglo Irish Limited	100%	Finance	Isle of Man
Anglo Irish Trust Company Limited	100%	Finance	Isle of Man
Anglo Irish Property Lending Limited	100%	Finance	United Kingdom
Buyway Group Limited	100%	Investment Holding	Republic of Ireland
Irish Buyway Limited	100%	Finance	Republic of Ireland
CDB (U.K.) Limited	100%	Investment Holding	United Kingdom
Knightsdale Limited	100%	Finance	Republic of Ireland
Anglo Aggmore Limited Partnership	75%	Property Trading	United Kingdom
Sparta Financial Services Limited	100%	Finance	Republic of Ireland
Steenwal B.V.	100%	Investment Holding	The Netherlands
Anglo Irish Capital UK Limited Partnership	100%	Finance	United Kingdom

The Bank is directly or indirectly the ultimate holding company of all the Companies.

Shareholders

The Bank's shares are publicly quoted on the Irish and London Stock Exchanges. No one shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. The Bank has over 16,421 shareholders with approximately 90 per cent. of shares being held by financial institutions. The following interests in the ordinary share capital of the Bank had been notified to the Bank as at 31st March, 2006:

	Number of Shares	% of Issued Ordinary Share Capital
UBS AG	35,102,151	4.89%
Bank of Ireland Nominees Limited	24,539,364	3.60%

Directors

The following table sets out the current members of the Bank's Board of Directors at the date of this document and their principal outside activities. The Executive Directors do not have any significant principle activities outside of their role in the management of the Bank.

Name	Function within the Bank	Principal Outside Activity
Sean FitzPatrick	Chairman (Non-executive)	Non-Executive Director of Dublin Docklands Authority, Greencore plc and Aer Lingus
David Drumm	Chief Executive	
Michael Jacob	Director (Non-Executive)	Chairman of the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, President of the Royal Dublin Society
William McAteer	Finance Director	
Declan Quilligan	Chief Executive of the Group's UK Operations	

Name	Function within the Bank	Principal Outside Activity
Tom Browne	Managing Director Ireland and Wealth Management Divisions	
Patrick Wright	Director (Non-Executive)	Chairman of Aon McDonagh Boland Group
Ned Sullivan	Director (Non-Executive)	Chairman of Greencore plc and Chairman of McInerney Holdings plc
Fintan Drury	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One
Gary McGann	Director (Non-Executive)	Chief Executive Officer, Jefferson Smurfit Group, Chairman of Dublin Airport Authority, President of Irish Business & Employers Confederation, non-executive director of Aon McDonagh Boland Group and of United Drug plc
Lar Bradshaw	Director (Non-Executive)	Chairman of the Dublin Docklands Authority
Anne Heraty	Director (Non-Executive)	Chief Executive of CPL Resources PLC and a Director of Bord Na Mona, Forfas and University of Maynooth

The Bank is not aware of any potential conflicts of interest between the duties to the Bank of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the bank is +353-1-6162000.

Consolidated Profit and Loss Account

	For the six months ended 31st March 2006 (unaudited)	For the six months ended 31st March 2005 (unaudited)	For the year ended 30th September, 2005
	(€ million)	*(€ million)*	*(€ million)*
Interest and similar income	1,411	963	2,094
Interest expense and similar charges	(923)	(636)	(1,371)
Net interest income	488	327	723
Fees and commissions income	75.0	111	241
Fees and commissions expense	(11)	(10)	(24)
Dealing profits	10	8	16
Other operating income	7	6	16
Other income	81	115	249
Total operating income	569	442	972
Operating expenses			
Administrative expenses	(156)	(115)	(252)
Depreciation of property, plant and equipment	(3)	(3)	(6)
Amortisation of intangible assets — software	(4)	(3)	(7)
Total Operating Expenses	(163)	(121)	(265)
Operation profit before provisions	406	321	707
Impairment losses on loans and advances	(35)	(15)	(30)
Operating profit	371	306	677
Share of results of joint ventures	4	—	3
Profit before taxation	375	306	680
Taxation	(85)	(62)	(140)
Profit for the financial period	290	244	540
Profit attributable to minority interests	(1)	(23)	(45)
Preference Dividends	—	—	(8)
Profit attributable to equity holders of the parent	289	221	487
Basic earnings per share	41.9c	33.1c	72.7c
Diluted earnings per share	41.3c	32.5c	71.5c

Consolidated Balance Sheet

	As at 31st March 2006 (unaudited)	As at 31st March (restated)	As at 30th September 2005 (restated)
	(€ million)	*(€ million)*	*(€ million)*
Assets			
Cash and Balances with Central Banks	488	539	567
Financial assets at fair value through profit or loss			
— held on own account	641	—	—
— held in respect of linked liabilities to customers	316	—	—
Derivative Financial Instruments	2,030	—	—
Loans and advances to Banks	9,267	5,523	6,398
Available-for-sale financial assets	4,936	—	—
Loans and advances to customers	40,344	28,050	33,600
Debt securities	—	3,991	5,028
Equity shares	—	165	203
Interests in Joint ventures	28	17	23
Intangible Assets — software	23	20	22
Intangible Assets — goodwill	66	67	67
Investment property			
— held on own account	35	30	37
— held in respect of linked liabilities to customers	1,487	972	1,219
Property, plant and equipment	35	20	35
Retirement benefit assets	18	—	9
Deferred taxation	32	45	48
Other assets	342	404	739
Prepayments and accrued income	41	315	414
Total assets	60,129	40,158	48,409
Liabilities			
Deposits by banks	8,689	4,129	7,166
Customer accounts	30,061	22,386	25,064
Debt securities in issue	12,263	8,303	9,712
Derivative financial instruments	2,068	—	—
Liabilities to customers under investment contracts	1,112	837	944
Current taxation	109	68	57
Other liabilities	2	221	376
Accruals and deferred income	135	342	457
Retirement benefit liabilities	4	13	4
Deferred taxation	11	—	5
Subordinated liabilities and other capital instruments	3,288	1,117	1,182
Perpetual capital securities	—	655	661
Total Liabilities	57,742	38,071	45,628
Share capital	115	108	109
Share premium	587	167	600
Other reserves	8	9	12
Retained profits	1,674	1,158	1,407
Shareholders' funds including non-equity interests	2,384	1,442	2,128
Equity and non-equity minority interests	3	645	653
Total Equity, minority interests and liabilities	60,129	40,158	48,409
Memorandum Items			
Contingent Liabilities			
Guarantees	1,843	1,399	2,170
Commitments			
Commitments to lend	7,073	4,936	6,011

Notes:

1. The Bank has no material contracts that are not entered into in the ordinary course of its business, which could result in any group member being under an obligation or entitlement that is material to its ability to meet its obligation to security holders in respect of securities being issued.
2. The application of IFRS does not alter the Group's economic substance, nor the cash flows generated by our business. The impact is mainly due to the effect of first time adoption and timing differences in the recognition of income and expense.

3. The authorised share capital of the Bank at 31st March, 2006 was 760,000,000 ordinary shares of €0.16 each of which 719,086,333 were allotted, called up and fully paid at that date

4. For the purposes of this table "Indebtedness" is defined as including Non-Equity Minority Interest in Subsidiary — Preference Shares. None of the Indebtedness is guaranteed by any third parties, save as might arise in respect of CBOI deposit protection schemes which would guarantee deposits up to an amount equal to the lower of 90 per cent. of the deposit or €20,000.

5. At the date of this Offering Circular save as disclosed in Note 1 above, there has been no material change in the capitalisation and indebtedness of the Group since 31st March, 2005 nor in the guarantees it has issued, commitments to lend it has made or any other contingent liabilities since that date.

6. Up to and including the year ended 30th September, 2005 Anglo Irish Bank Corporation plc ('the Group') prepared its financial statements in accordance with Irish Generally Accepted Accounting Principles ('IR GAAP'). International Financial Reporting Standards ('IFRS') apply to the financial statements of all listed entities in the European Union ('EU') whose accounting periods begin on or after 1st January, 2005. The Group has implemented IFRS as adopted by the EU with effect from 1st October, 2005 and will produce its first full IFRS financial statements for the year ending 30th September, 2006.

   In preparing this financial information management has used its best knowledge of the expected standards, interpretations and accounting policies that will be applied when the Group prepares its first full IFRS financial statements in accordance with accounting standards and interpretations as adopted by the EU as at 30th September, 2006. As a result, although this financial information is based on management's best knowledge of expected standards, interpretations and accounting policies, this may change due to decisions that may be taken by the EU on endorsement, new or amended standards issued by the International Accounting Standards Board, interpretive guidance issued by the International Financial Reporting Interpretations Committee and the requirements of companies legislation. In addition, as IFRS is currently being applied in the EU for the first time, certain practices in applying these standards may develop. Therefore, until the Group prepares its first full IFRS financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

Transition to IFRS

The rules for the first-time adoption of IFRS are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition.

The interim financial information has been prepared based on the expected recognition and measurement requirements of IFRS as endorsed by the EU. The Group has availed of transitional provisions for IAS 32 'Financial Instruments: Disclosure and Presentation' ('IAS 32') and IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2005 in respect of financial instruments is prepared on the basis of the Group's accounting policies under IR GAAP.

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in Ireland relating to the taxation of Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the interest on them and may not apply to certain classes of person, such as dealers. Prospective holders of Notes should be aware that the particular terms of issue of any notes may affect the treatment of that Series of Notes. Holders of Notes who are in any doubt as to their tax position should consult their professional advisers.

No withholding for or on account of Irish income tax will be required to be made on interest arising on the Notes or uplift in principal on redemption of Index Linked Notes in a number of circumstances as summarised below.

Deposit Interest Retention Tax

Deposit interest retention tax takes precedence over annual interest withholding tax (as described below) and needs to be considered initially.

Deposit interest retention tax applies to relevant deposit takers such as the Issuer under Chapter 4 of Part 8 of the Taxes Consolidation Act, 1997 and is relevant to Notes which are not listed on the London Stock Exchange, Irish Stock Exchange or any other recognised stock exchange, whether such Notes are interest bearing, discounted or carry a premium or other return.

In the absence of an applicable exemption (as to which see below), a relevant deposit taker is required to make a deduction in respect of interest (which includes any amount, whether or not described as interest, paid in the consideration of the making of a deposit (which would include the purchase amount paid to the Issuer for the Note)). In the case of Notes, the application of withholding tax would be at the standard rate of income tax, currently 20 per cent. Payment on Notes, Receipts or Coupons would be exempted from deposit interest retention tax where:

1. the person beneficially entitled to the interest is the holder of an Irish banking licence or a person who holds a licence or similar authorisation under the law of any other member state of the European Communities and which corresponds to an Irish banking licence; or

2. the person beneficially entitled to the interest on the Note is not resident in Ireland and on the date of the purchase of the Note or, as applicable, Coupon has completed the appropriate declaration and submitted it to the Issuer; or

3. the person beneficially entitled to the interest on the Note is a company within the charge to Irish corporation tax or a pension scheme (being such a scheme as referred to in Section 265 of the Irish Taxes Consolidation Act, 1997) and on the date of purchase of the Note or, as applicable, Coupon has completed an appropriate declaration and submitted it to the Issuer or, in respect of Notes or Coupons purchased after 25th March, 2002 has provided the Issuer with the person's tax reference number (within the meaning of section 885 of the Irish Taxes Consolidation Act, 1997) or where, in the case of a pension scheme, there is no such number, with the number assigned by the Revenue Commissioners to the employer to whom that pension scheme relates; or

4. the person beneficially entitled to the interest on the Note is a body of persons or trust which is treated by the Irish Revenue Commissioners as a body or trust established for charitable purposes only and on the date of the purchase of the Note or, as applicable, Coupon has completed an appropriate declaration and submitted it to the Issuer or, in respect of Notes or Coupons purchased after 25th March, 2002 has provided the Issuer with the reference number assigned to that person by the Revenue Commissioners in recognition of the person's entitlement to exemption from tax under section 207 of the Irish Taxes Consolidation Act, 1997 and known as the charity (CHY) number.

Deposit interest retention tax will not apply to interest or other returns paid in respect of Notes which are not listed on a stock exchange, issued to persons not resident in Ireland and not offered in Ireland, subject to certain specified conditions which are set out in the selling restrictions or below. These conditions require that:

(i) the Dealers must undertake as a matter of contract with the Issuer that they will not knowingly make primary sales of the Notes to Irish residents or persons whose usual place of abode is Ireland (with a statement to that effect being included in the relevant offering documentation);

(ii) the Notes are cleared through Euroclear or Clearstream, Luxembourg or any other clearing system recognised for this purpose by the Irish Revenue Commissioners; and

(iii) the minimum denomination in which the Notes issue is made will be £300,000 (pounds sterling three hundred thousand) or its equivalent in any other currency.

Where deposit interest retention tax is withheld, annual interest withholding tax does not apply. However, any payments which are exempt from deposit interest retention tax may still be subject to annual interest withholding tax, unless such payments come within one of the available exemptions as set out in the following section.

Income Tax — Annual Interest Withholding Tax

Firstly, payments of interest in respect of the Notes will be made without the deduction of income tax where the stated maturity of the Notes is less than one year and the Notes are not rolled-over or issued consecutively to the Noteholder for the period so that the Notes have an aggregate maturity of one year or more.

Secondly, Notes quoted on a recognised stock exchange (the London Stock Exchange and the Irish Stock Exchange are recognised for this purpose) (thus excluding unlisted Notes), and which carry a right to interest (thus excluding Zero Coupon Notes) and are issued either in bearer form, or in registered form on or after 2nd February, 2006, will constitute "quoted Eurobonds" within the meaning of Section 64 of the Irish Taxes Consolidation Act, 1997 ("Section 64"). Under current practice of the Irish Revenue Commissioners such Notes will be regarded as bearer securities for the purposes of Section 64 notwithstanding whether they are represented by global Notes or definitive Notes. So long as Notes continue to be "quoted Eurobonds" and are held in a recognised clearing system (Euroclear and Clearstream, Luxembourg are both recognised clearing systems for the purpose of Section 64), payments of interest on such Notes may be made by any Paying Agent acting on behalf of the Issuer without withholding or deduction for or on account of Irish income tax.

If such Notes ceased to be held in a recognised clearing system for the purpose of Section 64, but still constitute "quoted Eurobonds", then under current law and practice, payments of interest may, in such circumstances, be made without withholding or deduction for or on account or Irish income tax where:

(a) the person by or through whom the payment is made is not in Ireland; or

(b) the payment is made by or through a person in Ireland and the person who is the beneficial owner of the relevant Note and who is beneficially entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form.

Thirdly, interest on the Notes paid by the Issuer in the ordinary course of its business as a bank, may be made without deduction in respect of income tax. This would not include the payment of interest on Dated and Undated Subordinated Notes.

Fourthly, Irish withholding tax on interest in respect of Notes may be avoided or reduced pursuant to the provisions of an appropriate double taxation treaty subject to an authorisation granted by the Irish Revenue Commissioners being obtained in respect of such avoidance or reduction.

In all other cases interest will be paid under deduction of Irish income tax calculated at the standard rate (which is currently 20 per cent).

Discount/Premium Payments

Notes may be issued at a discount or be redeemable at a premium whether or not periodic interest payments are due on the Notes. No Irish withholding tax will apply to the payment of such discount or premium, subject in the case of Notes not listed on a stock exchange to the comments in the section above relating to Deposit Interest Retention Tax.

Irish Source Income

Notwithstanding the immediately preceding paragraph, any interest, discount or premium on Notes issued in Ireland is Irish source income and, while the matter is not completely free from doubt, any interest, discount or premium on Notes issued in the United Kingdom is also likely to constitute Irish source income. Such income is within the charge to Irish tax, except for:

(i) interest paid in the ordinary course of the Issuer's business as a bank to a company resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a company, or

(ii) interest paid by the Issuer on Notes which are quoted Eurobonds (within the meaning of Section 64), to a person resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a person.

Ireland operates a self-assessment system in respect of income and corporation taxes and any person, including a person who is neither resident nor ordinarily resident, with Irish source income chargeable to tax comes within its scope. However, in the absence of a withholding tax there is currently no mechanism to enable the Irish Revenue Commissioners to obtain payment of any liability from a non-resident person and for that reason it has been the practice of the Commissioners not to seek to collect the liability from such non-resident persons unless the recipient of the income has any other tax connection with Ireland such as a claim for repayment of Irish tax deducted at source or an Irish agency, branch, trustee or trade.

Any interest, discount or premium on Notes issued in London may, depending on the facts and circumstances, be either Irish or UK source income. The tax treatment of such income having an Irish source will be as outlined in the previous paragraph. Such income having a UK source will be chargeable to Irish taxes on income unless the beneficially entitled recipient is a person neither resident nor ordinarily resident In Ireland who does not have an enterprise, or an interest in an enterprise, which carries on business in Ireland through a branch or agency or a permanent representative, to which or to whom the Notes are attributable.

Capital Gains

A holder of a Note will be subject to Irish taxes on capital gains on a disposal (including redemption) of a Note unless such holder is a person neither resident nor ordinarily resident in Ireland who does not have an enterprise, or an interest in an enterprise, which carries on business in Ireland through a branch or agency or a permanent representative, to which or to whom the Notes are attributable.

Stamp Duty

Irish stamp duty will not be payable on the issue or transfer by delivery of global Notes or definitive Notes.

In the case of the transfer of a Note by an instrument in writing, no stamp duty will apply provided that the relevant Note:

(a) does not carry a right of conversion into stocks or marketable securities (other than loan capital (within the meaning of section 85 of the Stamp Duties Consolidation Act, 1999)) of a company having a register in Ireland or into loan capital having such a right;

(b) does not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus upon liquidation;

(c) is redeemable within 30 years of the date of issue and not thereafter;

(d) is issued for a price which is not less than 90 per cent. of its nominal value; and

(e) does not carry a right to a sum in respect of payment or interest which is related to certain movements in an index of indices specified in any instrument or other document relating to the Note.

Where the above exemption or another exemption does not apply, the instrument of transfer (whether executed in Ireland or elsewhere) is liable to Irish stamp duty at the rate of one per cent. of the consideration paid in respect of the transfer (or if greater, the market value thereof) which must be paid in Euro or Irish pounds by the transferee (assuming an arm's length transfer) within thirty days of the date on which such transfer instrument is executed, after which penalties and interest will apply.

Capital Acquisitions Tax

So long as the Notes continue to be in bearer form, a gift or bequest of Notes may give rise to a liability to Irish gift tax in the hands of the disponee or successor, if either the Notes which are the subject of the disposition are located in Ireland, or if either the disponer or disponee are resident or ordinarily resident in Ireland.

United Kingdom

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in Ireland relating to the taxation of Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the interest on them and may not apply to certain classes of person, such as dealers. Prospective holders of Notes should be aware that the

particular terms of issue of any notes may affect the treatment of that Series of Notes. Holders of Notes who are in any doubt as to their tax position should consult their professional advisers.

Withholding tax

Payments of interest on the Notes may be made without withholding or deduction for, or on account of United Kingdom income tax.

However, Noteholders who are individuals may wish to note that HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual, or who either pays amounts payable on the redemption of Notes to or receives such amounts for the benefit of an individual although HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to require this information where such amounts are paid on or before 5th April, 2006. Information so obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 26th May, 2006, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Ireland

Each Dealer has agreed (and each further Dealer appointed under the Programme will be required to agree) that:

(a) in respect of any Notes that are not listed on any recognised stock exchange ("Unlisted Notes"):

    (i) it will not knowingly sell or offer for sale any Unlisted Notes in Ireland or to any person including any body corporate resident in Ireland or having its usual place of abode in Ireland ("Irish Person");

    (ii) it will not knowingly issue or distribute or knowingly cause to be issued or distributed any documentation, offering for subscription or sale, any Unlisted Notes in Ireland or to any Irish person;

    (iii) it will not offer, sell or deliver any Unlisted Notes to any person in an aggregate principle amount of less than STG£300,000 (Pounds Sterling Three Hundred Thousand) or its equivalent in any other currency notwithstanding that the denominations in which transfer of the Unlisted Notes may subsequently be carried out (as specified in the relevant Final Terms) may be less than this amount;

    (iv) such Unlisted Notes must be cleared through Euroclear, Clearstream Luxembourg or any other clearing systems recognised for this purpose by the Irish Revenue Commissioners.

(b) it will not offer for sale, underwrite the issue of or place any Notes otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended) including without limitation Sections 9 and 50 and to the extent applicable, Section 23 (including any advertisement restrictions made thereunder) in relation to Unlisted Notes, and will conduct itself in accordance with any codes of conduct drawn up pursuant to Section 37 thereof;

(c) in respect of a local offer (within the meaning of Section 38(1) of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 of Ireland (the "2005 Act")) of Notes in Ireland, it has complied and will comply with Section 49 of the 2005 Act; and

(d) in connection with offers or sales of Notes, it has only issued or passed on, and will only issue or pass on, in Ireland, any document received by it in connection with the issue of such Notes to persons who are persons to whom the documents may otherwise lawfully be issued or passed on.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or

resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

GENERAL INFORMATION

Authorisation

The establishment, update and increase in the size of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 25th May, 2001, 13th August, 2001 and 22nd January, 2004 and the resolutions of the Committee of the Board of Directors dated 14th August, 2002, 1st July, 2003, 23rd February, 2004, 22nd February, 2005, 14th July, 2005 and 25th May, 2006.

Listing of Notes on the Irish Stock Exchange

The listing of Notes on the Official List of the Irish Stock Exchange will be expressed at their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Irish Official List and to trading on the Irish Stock Exchange will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or about 30th May, 2006.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available in physical form from, and may be inspected in physical form at, the registered office of the Issuer and the specified offices of the Paying Agents for the time being in London and Dublin:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the auditors' report and the consolidated audited financial statements of the Issuer in respect of the financial years ended 30th September, 2004 and 2005;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares audited consolidated accounts and an audited non-consolidated balance sheet on an annual basis and unaudited consolidated interim accounts on a semi-annual basis;

(iv) the Programme Agreement, the Agency Agreement and the Trust Deed (which contains the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons);

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is 3 Boulevard du Roi Albert II, B. 1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42, Avenue J.F. Kennedy, L-1855 Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or the Group since 31st March, 2006 and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 30th September, 2005.

Litigation

Neither the Issuer nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is

aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position or profitability of the Issuer or the Group.

Auditors

The auditors of the Issuer are Ernst & Young, Registered Auditors and members of the Institute of Chartered Accountants in Ireland who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in Ireland for each of the four financial years ended on 30th September, 2005.

The auditors' report on the Issuer in respect of the financial year ended 30th September, 2005 states that the report is made solely to the Issuer's members, as a body, in accordance with Section 193 of the Companies Act 1990, that the audit report has been undertaken so that Ernst & Young might state to the Issuer's members those matters which Ernst & Young are required to state to them in an Auditors' report and for no other purpose and that to the fullest extent permitted by law, Ernst & Young do not accept or assume responsibility to anyone other than the Issuer and the Issuer's members as a body for their audit work, for the Auditors' report or for the opinions Ernst & Young have formed.

The above was included in the auditors' report on the Issuer in respect of the financial year ended 30th September, 2005 in line with the guidance issued by the Institute of Chartered Accountants in Ireland for inclusion in all audit reports produced by audit firms on the financial statements of bodies corporate.

Post-issuance information

The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

THE ISSUER

18/21 St. Stephen's Green
Dublin 2

TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche International
Corporate Services (Ireland) Limited
5 Harbourmaster Place
International Financial Services Centre
Dublin 1

LEGAL ADVISERS

To the Issuer as to Irish law

Eugene F. Collins
Temple Chambers
3 Burlington Road
Dublin 4

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One New Change
London EC4M 9QQ

AUDITORS

Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2

AUTHORISED ADVISER

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

IRISH LISTING AGENT

J&E Davy
Davy House
49 Dawson Street
Dublin 2

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) made on 13th June 2006

notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Fergal McAndrew 13 Ard na Gaoithe Clybaun Road Galway	Ordinary 0.16	36,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or d including premiur
36,000	Ordinary	€0.16	€1.17	€42,120.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €42,120.00

Enter this amount in pa section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 15th June 2006

Name *Block letters please* **Bernard Daly**

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 29th June 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Keith Townsend, 5 Hazel Close, Great Glen, Leicester, LE8 9EX	Ordinary 0.16	907

Presenter's Name	**Address**
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
646	Ordinary Class	€0.16	STG£3.42565	STG£2212.97
261	Ordinary Class	€0.16	STG£5.7294	STG£1495.37

Denomination ______

Conversion Rate, If any ______

Total value of consideration: STG£3708.34

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amou 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date

Name *Block letters please* **Bernard Daly**

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 30th June 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Brian Murphy, 17 The Oaks, Carrickmines Woods, Brennanstown Road, Dublin 18	Ordinary 0.16	450,000

Presenter's Name

Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
100,000	Ordinary	€0.16	€3.105	€310,500.00
200,000	Ordinary	€0.16	€4.675	€935,000.00
150,000	Ordinary	€0.16	€7.965	€1,194,750.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €2,440,250.00

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date

Name *Block letters please* **Bernard Daly**

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 30th June 2006

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
James Pearson, 27 Randall Rd, Chandlers Ford, Eastleigh, Hants, SO53 5AJ	Ordinary 0.16	772

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
772	Ordinary Class	€0.16	STG£2.2652	STG£1,748.73

Denomination

Conversion Rate, If any

Total value of consideration: STG£1,748.73

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 npanies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 30/06/06

Name *Block letters please* **Bernard Daly**

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 4th July 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ian Garvey, Valldemosa, 8 Osmaston Rd, Stourbridge, DY8 2AL	Ordinary 0.16	15,054

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or d[ue] including premiu[m]
15,054	Ordinary Class	€0.16	STG£1.0508	STG£15,818.74

Denomination ________

Conversion Rate, if any ________

Total value of consideration: STG£15,818.74

Enter this amount in pa[rt] section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 [Co]mpanies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as [paid] on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amount [in part] 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 4/7/06

Name *Block letters please* Bernard Daly

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 18th July 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Allotment in respect of shares issued under SCRIP Dividend Scheme	Ordinary 0.16	350,216

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
350,216	Ordinary	€0.16	€12.24	€4,286,643.84

Denomination

Conversion Rate, If any

Total value of consideration: €4,286,643.84

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presentor it must then be submitted with filing fee to the Register of Companies pursuant to s.58 ıpanies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amour 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly

Date 18th July 2006

Name *Block letters please* Bernard Daly

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4738252
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act for: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

as (please tick):

[✓] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature of Patrick Whelan

24-7-06
Date

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 6 July 2006

Company details

Company number 22045

Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Commencement of relationship

Type of relationship Director

Particulars of director / secretary (1)

1 Commencement of relationship Director

Type of entity Irish resident individual

Individual details

Surname Whelan

Forename Patrick

Country of nationality IRELAND

Date of birth 17 April 1962

Business occupation DIRECTOR

Address 24 Abington
Malahide
Co Dublin

Other Directorships

1

Registered in Ireland

Company number 199936

Company name CHARON TOMSON INTERIORS LIMITED

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

	I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.
Type of Signature	Signature as Secretary
Type of entity	Irish resident individual

Individual details

Surname	Daly
Forename	Bernard

Particulars of the presenter

Reference

Reference Number	AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162456

Legal references

Collective Citation:
Companies Acts, 1963 to 2005

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 30th June 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr John Rowan 35 Ennerdale Road, Kew, Surrey, TW9 3PE	Ordinary 0.16	15,054

Presenter's Name

Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or ... including premiu...
15,054	Ordinary	€0.16	STG£1.0508	STG£15,818.74

Denomination ____

Conversion Rate, If any ____

Total value of consideration: STG£15,818.74

Enter this amount in pa... section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners. at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a... on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ____

Total value of consideration *note four*

Enter this amoun... 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 30th June 2006

Name *Block letters please* **Bernard Daly**

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 18th July 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Ruairi Connelly 24 Beaconsfield Road, Blackheath, London, SE3 7LZ	Ordinary 0.16	15,054

Presenter's Name

Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
15,054	Ordinary	€0.16	STG£1.0508	STG£15,818.74

Denomination

Conversion Rate, If any

Total value of consideration STG£15,818.74

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 18th July 2006

Name *Block letters please* Bernard Daly

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 19th July 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Jonathan Mitchell 19 Williams Grove, Surbiton, Surrey, KT6 5RN	Ordinary 0.16	6,034

Presenter's Name

Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/AH/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
6,034	Ordinary	€0.16	STG£1.0508	STG£6,340.53

Denomination

Conversion Rate, If any

Total value of consideration STG£6,340.53

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 mpanies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 19th July 2006

Name *Block letters please* Bernard Daly

Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 21 July 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr John O'Connell 82 Eagle Valley Enniskerry Co. Wicklow	Ordinary 0.16	125,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/MK/AH/FH

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premiu
75,000	Ordinary	€0.16	€4.675	€350,625.00
50,000	Ordinary	€0.16	€7.965	€398,250

Denomination ________

Conversion Rate, If any ________

Total value of consideration: €748,875.00

Enter this amount in pa section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly

Date 28 July 2006

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 08 August 2006

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr John Cotter 3 Bayswater Currabinny Road Carrigaline Co Cork	Ordinary €0.16	83,200

Presenter's Name

Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2561

Reference BD/MK/AH/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
83,200	Ordinary	€0.16	€1.18	€98,176.00

Denomination

Conversion Rate, If any

Total value of consideration: €98,176.00

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct x☐ Director ☒ Company Secretary

Signature [signature]

Date 18 August 2006

Name *Block letters please* Bernard Daly

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 1st September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached list	Ordinary 0.16	200,776

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/AH/FH

B

(Section 118(i) Stamp Duties Consolidation Act, 1999)

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
162,174	Ordinary	€0.16	STG£1.0508	STG£170,412.4
38,602	Ordinary	€0.16	STG£2.2652	STG£87,441.25

Denomination

Conversion Rate, If any

Total value of consideration: STG£257,853.69

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 1st September 2006

Name *Block letters please* **Bernard Daly**

Title	Forenames	Surname	Address1	Address2	Address3	Address4	Postcode	Options Exercised	Option Price STG£
MR	JONATHAN JAMES	BLACK	9 GORSEHILL RISE	MONEYREA	NEWTOWNARDS		BT23 6XF	4,082	2.2652
MR	ADRIAN GRAHAM	BREND	FLAT 8, BATTERSEA HEIGHTS	94-100 LATCHMERE ROAD	LONDON		SW11 2JT	1,632	2.2652
MR	BRENDAN LUKE	CALDWELL	6 BROOKLANDS DRIVE	NEWTOWNARDS			BT23 4YX	816	2.2652
MS	LAURA CLAIRE	CANAVAN	APARTMENT 6	34 BROMWELLS ROAD	CLAPHAM	LONDON	SW4 0BG	652	2.2652
MR	MICHAEL CHARLES	CLEMENTS	48 OAKLANDS AVENUE	WEST WICKHAM			BR4 9LF	1,632	2.2652
MRS	EILEEN MARGARET	COLLINS	40B QUEENS DRIVE	GLASGOW			G42 8DD	1,632	2.2652
MR	BARRY JAMES	DEASY	74A BATTERSEA RISE	BATTERSEA	LONDON		SW11 1EH	1,632	2.2652
MR	EDWARD CHARLES	FOGG	5 ASHWELLS MEADOW	EARLS COLNE	COOLCHESTER	ESSEX	CO6 2RF	1,306	2.2652
MRS	LISA GRAY	GILKES	22 WALHOUSE DRIVE	PENKRIDGE	STAFFORD		ST19 5SP	816	2.2652
MRS	LAURA JANE	GORTON	235 SOUTH PARK ROAD	LONDON			SW19 8RY	4,082	2.2652
MISS	MARY WOOLEY	HAMILTON	FLAT 9, 31 THREE COLT STREET	LONDON			E14 8HH	1,224	2.2652
MR	ALAN SCOTT	HILTON	59 TEMPLETON DRIVE	FEARNHEAD	WARRINGTON		WA2 0WR	1,060	2.2652
MISS	TERESA EILEEN	LYNCH	15 TALBOT ROAD	SMETHWICK			B66 4DX	816	2.2652
MRS	CAROLINE	MCKERNON	28 WILLOWTREE PARK	NEWTOWNABBEY			BT36 4GS	652	2.2652
MR	STEPHEN PAUL	MERRITT	23 CORY DRIVE	HUTTON	BRENTWOOD		CM13 2PT	1,224	2.2652
MS	HELEN	MIDDLETON	4 GIDEA CLOSE	SOUTH OCKENDON			RM15 6PF	816	2.2652
~~MR~~	~~OLIVER JOHN~~	~~POWLESLAND~~	~~FIRST FLOOR FLAT~~	~~138 VICTORIA RISE~~	~~LONDON~~		~~SW4 0NW~~	~~816~~	~~2.2652~~
MRS	GEMA FAYE	RIDLEY	31 KARINA CLOSE	CHIGWELL			IG7 4EN	652	2.2652
MR	AJAY	SHARMA	1 CUTTERS LANE	BELFAST			BT9 5JG	1,632	2.2652
MR	SIMON MATTHEW	SMITH	24 BRENDA ROAD	LONDON			SW17 7DB	1,632	2.2652
MR	CHRISTOPHER	SPITALIOTIS	4 POWYS LANE	SOUTHGATE	LONDON		N14 7JG	4,082	2.2652
MR	STUART FRANCIS	TARRANT	8 WESTERN TERRACE	NURSERY ROAD	HODDESDON		EN11 9LF	816	2.2652
MISS	HELEN	TUNNY	FLAT 4 TAVISTOCK GATE	2 TAVISTOCK ROAD	CROYDON		CR0 2AS	4,082	2.2652
MR	RICHARD MICHAEL	YARWOOD	172 WHITTINGHAM DRIVE	RAMSBOTTOM	BURY		BL0 9NY	816	2.2652
MR	PAUL	ARKELL	37 MARLOW DRIVE	HAYWARDS HEATH			RH16 3SR	9,634	1.0508
MR	TIMOTHY DENNIS	BARTLETT	81 HANGING HILL LANE	HUTTON	BRENTWOOD		CM13 2HN	1,604	1.0508
MRS	EVELYN	BELLETTY	83 STATION ROAD	LOWER STONDON	HENLOW		SG16 6JN	12,846	1.0508
MR	FRANCIS	HUNT	20 BLAYDON ROAD	LUTON			LU2 0RP	6,422	1.0508
MRS	JOSEPHINE	LOY	21 SHARMAN DRIVE	BELFAST			BT9 5HL	6,422	1.0508
MR	KEITH	MILLER	34 FIELD LANE	APPLETON	WARRINGTON		WA4 5JR	16,058	1.0508
MR	DAVID	MURRAY	90 LOWER HAM ROAD	KINGSTON UPON THAMES			KT2 5BB	16,058	1.0508
MR	FREDERICK GORDOI	PARKER	TAYLES COTTAGE	35 WEST STREET	EWELL	EPSOM	KT17 1XD	16,058	1.0508
MR	DAVID CHRISTOPHEI	PAUL	WOODCOTE	DEANLAND ROAD	BALCOMBE	HAYWARDS HEATH	RH17 6LT	3,210	1.0508
MR	PETER IAN	RALPH	WILLOW LODGE	HORNASH LANE	SHADOXHURST	ASHFORD	TN26 1HT	9,634	1.0508
MR	DAVID PETER	ROWLINSON	54 HURST CRESCENT	GLOSSOP			SK13 8UA	3,210	1.0508
MISS	WENDY ANNE	SHILLINGFORD	9 THE MARLOWES	DARTFORD			DA1 4DT	6,422	1.0508
MR	ANDREW DAVID	SMITH	17 BEULAH ROAD	EPPING			CM16 6RH	16,058	1.0508
MR	JAMES JOSEPH ROB	SPRINGHAM	RUNTON LODGE	BAAS HILL	BROXBOURNE		EN10 7EP	16,058	1.0508
MR	AIDAN VICTOR	SWANTON	AUCKLAND COTTAGE	HOPGARDEN LANE	SEVENOAKS		TN13 1PU	16,058	1.0508
MR	DAVID	WAITE	6 CAMOMILE DRIVE	WICKFORD			SS11 8HD	6,422	1.0508

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 12th September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached list	Ordinary 0.16	53,016

Presenter's Name	**Address**
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference BD/MK/AH/FH

B

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
51,384	Ordinary	€0.16	STG£1.0508	STG£53,994.31
1,632	Ordinary	€0.16	STG£2.2652	STG£3,696.81

Denomination Conversion Rate, If any

Total value of consideration: STG£57,691.12

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amour 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 12th September 2006

Name *Block letters please* **Bernard Daly**

Title	Forenames	Surname	Address1	Address2	Address3	Address4	Postcode	Options Exercised	Option Price
MR	CONOR JOSEPH	DOYLE	FLAT 1A	BRYANSTON HOUSE	DORSET STREET	LONDON	W1U 6QU	816	2.2652
MR	DOMINIC JOHN	MCHUGH	24 DERWENT CLOSE	CAMBRIDGE			CB1 8DZ	816	2.2652
MR	COLIN RUSSELL	AUSTIN	1 THE WATERFALLS	LANGDON HILLS	BASILDON		SS16 6HE	16058	1.0508
MRS	SONIA ERICA	BROCK	25 PINEWOOD GREEN	IVER			SL0 0QL	12846	1.0508
MR	SHANE THOMAS	DONNELLY	5 BARONSCOURT DRIVE	CARRYDUFF	BELFAST		BT8 8RH	6422	1.0508
MR	AIDAN	HUNT	16 PENNINE RISE	FLITWICK	BEDFORD		MK45 1TP	16058	1.0508
								53016	

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 13th September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached list	Ordinary 0.16	32,710

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/AH/FH

B

(Section 116(i) Stamp Duties Consolidation Act, 1999)

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
16,058	Ordinary	€0.16	STG£1.0508	STG£16,873.75
16,652	Ordinary	€0.16	STG£2.2652	STG£37,720.11

Denomination ________

Conversion Rate, If any ________

Total value of consideration: STG£54,593.86

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s 58

Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly

Date 13th September 2006

Name *Block letters please* **Bernard Daly**

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eu

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 18th September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Jerry O'Neill, 22 Aubrey Grove, Shankill, Co Dublin	Ordinary 0.16	1,960
John O'Connell, 82 Eagle Valley, Enniskerry, Co Wicklow	Ordinary 0.16	175,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/AH/FH

B

(Section 116(i) Stamp Duties Consolidation Act, 1999)

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
1,960	Ordinary	€0.16	€3.35585	€6,577.47
100,000	Ordinary	€0.16	€7.965	€ 796,500.00
75,000	Ordinary	€0.16	€4.675	€350,625.00

Denomination ________

Conversion Rate, If any ________

Total value of consideration €1,153,702.47

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four* ☐

Enter this amour 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 18th September 2006

Name *Block letters please* **Bernard Daly**

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 26 September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Owen O'Neill, 20 Terenure Road East, Rathgar, Dublin 6	Ordinary 0.16	75,000
James Joseph Springham, Runton Lodge, Baas Hill, Broxbourne, EN10 7EP	Ordinary 0.16	75,000
David Murray, 90 Lower Ham Road, Kingston Upon Thames, KT2 5BB	Ordinary 0.16	175,000

Presenter's Name	**Address**
Company Secretarial Department	Anglo Irish Bank Corporation Plc
Anglo Irish Bank Corporation Plc	Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2506	Reference BD/MK/AH/FH

Complete Section C Complete Section D Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid o[r] including prem[ium]
75,000	Ordinary	€0.16	€4.675	€350,625.00
75,000	Ordinary	€0.16	€4.675	€350,625.00
175,000	Ordinary	€0.16	€4.675	€818,125.00

Denomination ________

Conversion Rate, If any ________

Total value of consideration €1,519,375.00

Enter this amount in p[art] section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 [Com]panies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a[s paid] on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amoun[t in part] 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly

Date 26 September 2006

Name *Block letters please* **Bernard Daly**

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eu

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 28 September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Brian Murphy, 17 The Oaks, Carrickmines Woods, Brennanstown Road, Dublin 18	Ordinary 0.16	100,000
Ivan Moynan, "Kish", Ballybetagh, Kilternan, Dublin 18	Ordinary 0.16	4,883
Liz McNab, 33 Giltspur Brook, Bray, Co Wicklow	Ordinary 0.16	752

Presenter's Name	**Address**
Company Secretariat Department	Anglo Irish Bank Corporation Plc
Anglo Irish Bank Corporation Plc	Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference BD/MK/AH/FH

Cash ☒ Complete Section C | Non Cash ☐ Complete Section D | Both Cash and Non Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or d including premiun
100,000	Ordinary	€0.16	€4.675	€467,500.00
4,883	Ordinary	€0.16	€1.555	€7,593.07
752	Ordinary	€0.16	€4.51	€3,391.52

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €478,484.59

Enter this amount in pag section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Com ies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount i 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 28 September 2006

Name *Block letters please* Bernard Daly

Title	Forenames	Surname	Address1	Address2	Address3	Address4	Address5	Address6	POST SHARE SPLIT	Option Price
MR	GRAHAM PHILIP	KNELLER	MOONACRE COTTAGE	55 MIDDLE ROAD	INGRAVE	BRENTWOOD	ESSEX	CM13 3QN	16058	1.0508
MR	DEAN STANLEY	HARRIS	106 CRAVELLS ROAD	HARPENDEN				AL5 1BQ	816	2.2652
MR	STEVEN PAUL	ASHTON	46 TEESDALE ROAD	DARTFORD				DA2 6LD	326	2.2652
MR	RASHED	HASAN	12 ST. AUGUSTINES AVENUE	SOUTH CROYDON				CR2 6BS	4082	2.2652
MR	AKBAR	KHAN	3 CORMORANT CLOSE	WALTHAMSTOW	LONDON			E17 5SR	816	2.2652
MISS	LISA MARGARET	THOMPSON	27 ICARUS HOUSE	BRITISH STREET	BOW	LONDON		E3 4LZ	1632	2.2652
MS	BERNADETTE	MCENTEE	26C THE LONING	COLINDALE	LONDON			NW9 6DR	1632	2.2652
MISS	JOHANNA LOUISE	PENNICOTT	23 FALMOUTH AVENUE	HIGHAMS PARK	LONDON			E4 9QN	490	2.2652
MR	PAUL JAMES	ROBINSON	38 NELSON ROAD	WIMBLEDON	LONDON			SW19 1HT	4082	2.2652
MISS	KAREN LINDA	VIVASH	18 MARKLAY DRIVE	WOODHAM FERRERS	CHELMSFORD	ESSEX		CM3 5NP	326	2 2652
MR	GARY FRANCIS	HUNT	20 BLAYDON ROAD	LUTON				LU2 0RP	2450	2.2652

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 18th September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Jerry O'Neill, 22 Aubrey Grove, Shankill, Co Dublin	Ordinary 0.16	1,960
John O'Connell, 82 Eagle Valley, Enniskerry, Co Wicklow	Ordinary 0.16	175,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/AH/FH

B

(Section 116(i) Stamp Duties Consolidation Act, 1999)

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid o including prem
1,960	Ordinary	€0.16	€3.35585	€6,577.47
100,000	Ordinary	€0.16	€7.965	€ 796,500.00
75,000	Ordinary	€0.16	€4.675	€350,625.00

Denomination ________

Conversion Rate, If any ________

Total value of consideration €1,153,702.47

Enter this amount in section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amou 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 18th September 2006

Name *Block letters please* **Bernard Daly**

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eu

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 26 September 2006

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Owen O'Neill, 20 Terenure Road East, Rathgar, Dublin 6	Ordinary 0.16	75,000
James Joseph Springham, Runton Lodge, Baas Hill, Broxbourne, EN10 7EP	Ordinary 0.16	75,000
David Murray, 90 Lower Ham Road, Kingston Upon Thames, KT2 5BB	Ordinary 0.16	175,000

Presenter's Name	**Address**
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2506	Reference BD/MK/AH/FH

Complete Section C | Complete Section D | Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid including pren
75,000	Ordinary	€0.16	€4.675	€350,625.00
75,000	Ordinary	€0.16	€4.675	€350,625.00
175,000	Ordinary	€0.16	€4.675	€818,125.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €1,519,375.00

Enter this amount in section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 ...panies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amou... 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 26 September 2006

Name *Block letters please* Bernard Daly

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eu

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 28 September 2006

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Brian Murphy, 17 The Oaks, Carrickmines Woods, Brennanstown Road, Dublin 18	Ordinary 0.16	100,000
Ivan Moynan, "Kish", Ballybetagh, Kilternan, Dublin 18	Ordinary 0.16	4,883
Liz McNab, 33 Giltspur Brook, Bray, Co Wicklow	Ordinary 0.16	752

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/AH/FH

Complete Section C | Complete Section D | Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or d including premiu
100,000	Ordinary	€0.16	€4.675	€467,500.00
4,883	Ordinary	€0.16	€1.555	€7,593.07
752	Ordinary	€0.16	€4.51	€3,391.52

Denomination ________

Conversion Rate, If any ________

Total value of consideration: €478,484.59

Enter this amount in pa section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Com ies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amount 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 28 September 2006

Name *Block letters please* Bernard Daly

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eu

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 29 September 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allottec
Gordon Parker, Tayles Cottage, 35 West Street, Ewell, Epsom, KTXD 117	Ordinary 0.16	40,000
Ian Short, Broadway Vila, 56 Wallingford Street, Wantage, OX12 8AU	Ordinary 0.16	572

Presenter's Name

Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/AH/FH

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid o including prem
40,000	Ordinary	€0.16	€4.675	€187,000.00
572	Ordinary	€0.16	STG£5.7294	€4,891.37

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €191,891.37

Enter this amount in section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amou 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly

Date 29 September 2006

Name *Block letters please* **Bernard Daly**

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B

Eur

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 25 October 2006

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Kieran Duggan, 42 Foxrock Manor, Dublin 18	Ordinary 0.16	100,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/MK/AH/FH

B

(Section 118(i) Stamp Duties Consolidation Act, 1999)

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or including premi
100,000	Ordinary	€0.16	€4.675	€467,500.00

Denomination ________

Conversion Rate, If any ________

Total value of consideration €467,500.00

Enter this amount in p section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated a on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amoun 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly

Date 25 October 2006

Name *Block letters please* **Bernard Daly**

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Lir

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 07 December 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Des Whyte - 4 Red Island, Skerries, Co Dublin	100,000	€4.675
Ms Jacqualine Quaid – 25 Ashleigh Grove, Ballymoneen Road, Galway.	480	€16.035

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

B

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or du including premium
100,000			€4.675	€467,500.00
194			7,135	1,384,190.00
2986			8.90	8,7754.00

Denomination ______

Conversion Rate, If any ______

Total value of consideration: 1,860,465.4

Enter this amount in page section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as p on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount in 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 7th December 2006

Name *Block letters please* **Bernard Daly**

Companies Registration Office.

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Lim

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)

notes one and two

made on 11 December 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Stewart Davies - Flat 3, Douglas Head Apartments Head Road, Douglas IM1 5BY GBR	50,000	€4.675
Chris King – 32 Salisbury Road, Chingford, London E4 6TA GBR.	1632	£2.2652
Michael James Brown – 27 Irwin Drive, Belfast, BT4 3AR GBR.	1632	£2.2652

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or du including premium
500,000			€4.675	€2,337,500.00
1632			£2.2652	5,464.07
1632			£2.2652	5,464.07

Denomination ______

Conversion Rate, If any ______

Total value of consideration: 2,348,428.00

Enter this amount in pag section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as p on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount i 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature BDaly Date 11 December 2006

Name *Block letters please* Bernard Daly



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Anglo Irish Bank - Directorate Change

RNS Number:9449F
Anglo Irish Bank Corp PLC
10 July 2006

Board Appointment at Anglo Irish Bank

Mr Pat Whelan (44) has been co-opted to the Board of Anglo Irish Bank Corporation plc as an Executive Director.

Mr Whelan, who is a member of the Bank's Senior Executive Board, is the current
Head of Group Risk and Operations of Anglo Irish Bank and has worked with the
bank for seventeen years. From 1989 to 2002, he was employed in the Dublin
Lending Division and was appointed Associate Director of Dublin Lending Division
in 1996. In 2002, he was appointed as Head of Group Risk.

Commenting on the Board appointment, Sean Fitzpatrick, Chairman of Anglo Irish
Bank said, 'I am delighted with Pat's appointment to the Board and I am
confident he will contribute greatly to the Bank's growth and strategic
development.'

-ends-

For further information please contact:

Willie McAteer
Group Finance Director
Anglo Irish Bank Corporation plc
Tel: +353 1 6162000

END

BOAILFSSDIIILIR

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Regulatory News Announcement

Anglo Irish Bank - Brochure of Particulars

RNS Number:9632F
Anglo Irish Bank Corp PLC
10 July 2006

Anglo Irish Bank Corporation Plc

10 July 2006

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

INTERIM DIVIDEND 2006

Application has been made to the Irish Stock Exchange and the UK Listing Authority for the admission of 350,216 ordinary shares of nominal value of Euro0.16 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority.
Application has also been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading. These shares have been issued pursuant to the Anglo Irish Bank Corporation plc Scrip Dividend Scheme dated December 1997.

Such admission is expected to become effective and dealings to commence on these shares on 18th July 2006.

'Document on Anglo Irish Bank Corporation plc Dividend Scheme'.

A copy of the above document has been submitted to the UKLA and will shortly be
available for inspection at the UKLA's Document Viewing Facility, which is
situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 020 7676 1000

06 July 2006

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director Declaration

RNS Number:0816G
Anglo Irish Bank Corp PLC
12 July 2006

Listing Rule 6.6.13

In compliance with paragraph 6.6.13 of the Listing Rules, we now confirm the

following information in relation to Mr Patrick Whelan who was appointed to the
Board of Directors of the Bank on 6 July 2006. The information which follows is
in addition to that already disclosed to the Stock Exchange on 10 July 2006.

In relation to paragraph 6.6.13 (1):

Directorship

Company Name Incorporated
Company Number
Charon Tomson Interiors Limited
Ireland 199936

In relation to paragraph 6.6.13 (2) to (6):

There are no further details under paragraph 6.6.13 (2) to (6) to be disclosed
in respect Mr Patrick Whelan.

-ends-

12 July 2006

For further information please contact:

Willie McAteer (Group Finance Director)
Anglo Irish Bank Corporation plc
Tel: +353 1 6162561

END

RDNBDGDRIGBGGLD

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4209G
Anglo Irish Bank Corp PLC
19 July 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Tom Browne

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Tom Browne - 46 shares

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 4,901 shares

A&L Goodbody A/C - 876,675

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired
0. 0009%

6,742 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed
N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction
18 July 2006 - Dublin

Euro12.237878

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 18 July 2006
shares should not be taken into
account when calculating percentage)

888,364 shares - 0.12 %

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can
be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the option
(class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the price which options are held following
is to be fixed at the time of notification
exercise

23 Any additional information
24 Name of contact and telephone number for
queries

Ailbhe Horgan: + 353 1 616 2561

Name and signature of duly designated officer of issuer responsible
for making notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4206G
Anglo Irish Bank Corp PLC
19 July 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Declan Quilligan

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Declan Quilligan - 173,618 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 4,901 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into

shares acquired

financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of transaction
transaction

Euro12.237878

14 Date and place of transaction

18 July 2006 - Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

179,148 shares - 0. 03 %

16 Date issuer informed of transaction

18 July 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Ailbhe Horgan: + 353 1 616 2561

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

END

RDSAKCKQKBKDPOD

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4216G
Anglo Irish Bank Corp PLC
19 July 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Fintan Drury

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Chase Nominees Limited - 53,140 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of transaction
transaction

Euro12.237878

14 Date and place of transaction

18 July 2006- Dublin

15 Total holding following notification
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

53,327 shares - 0.007%

16 Date issuer informed of transaction

18 July 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can
be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved
(class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for
queries

Ailbhe Horgan: + 353 1 616 2561

Name and signature of duly designated officer of issuer responsible

for making notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4218G
Anglo Irish Bank Corp PLC
19 July 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Patrick Wright

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Chase Nominees Limited - 383,911
shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares acquired

shares disposed

N/A

N/A

13 Price per share or value of transaction
transaction

Euro12.237878

14 Date and place of transaction

18 July 2006 - Dublin

15 Total holding following notification
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

385,266 shares - 0.05%

16 Date issuer informed of transaction

18 July 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Ailbhe Horgan: + 353 1 616 2561

Name and signature of duly designated officer of issuer responsible

for making notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4219G
Anglo Irish Bank Corp PLC
19 July 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Anthony Campbell

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Anthony Campbell - 169,325 shares

Anglo Irish Bank (Nominees) Ltd

A/C 359 - 3,790 shares

Lorraine Campbell - 1,300 shares

Alibank Nominees Limited - 60,000 shares

9 Number of shares, debentures or financial instruments relating to shares acquired

13 shares

10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000002%

11 Number of shares, debentures or financial instruments relating to shares disposed

N/A

12 Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13 Price per share or value of transaction

Euro12.237878

14 Date and place of transaction

18 July 2006 - Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

234,428 shares - 0.03%

16 Date issuer informed of transaction

18 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

exercise

23 Any additional information

24 Name of contact and telephone number for

queries

Ailbhe Horgan: + 353 1 616 2561

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 19 July 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Date of Announcement

RNS Number:0246I
Anglo Irish Bank Corp PLC
23 August 2006

Pre-close Trading Statement

Anglo Irish Bank Corporation Plc announced today that it will issue a Pre-close
Trading Statement for the first time on the 5th September next, ahead of its
close period for the year ended 30th September, 2006.

Commenting on the move, David Drumm, Group CEO, of the Bank said 'This will
serve to further enhance our ongoing communication with the Market'

-ends-

23rd August 2006

For further information please contact:

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director

Anglo Irish Bank Corporation plc
Tel: +353 1 6162001

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Pre-Close Trading Statement

RNS Number:4973I
Anglo Irish Bank Corp PLC
05 September 2006

Anglo Irish Bank Corporation plc

Pre-close trading statement

5 September 2006

Summary

The key themes of growth and investment, evident in the Bank's first half
performance have continued during the full year to 30 September 2006.

It is anticipated that 2006 earnings per share will be ahead of the current
market consensus of 87 cent, by above 3 cent.

Business performance

Lending activity remains buoyant. This performance, combined with the high
increase in loan balances in the first half of 2006, provides the Bank with an
excellent platform for profit growth in 2007. Lending work-in-progress levels
continue to be strong and asset quality remains robust.

The Bank's Treasury activities continue to deliver high quality growth in
funding and profitability. In addition, the Bank's Wealth Management Division
is enjoying a strong year.

David Drumm, Group Chief Executive, commented:

'2006 will be another excellent year for the Bank. All businesses are
delivering high quality growth and we are confident that this momentum will
continue into 2007.'

Note

Group results for the full year will be released on Wednesday 6 December.

Contact details:

David Drumm, Group Chief Executive

Billy Murphy

Willie McAteer, Group Finance Director

Orla Benson

Matt Moran, Chief Financial Officer
Communications

Drury

Anglo Irish Bank
5000

Tel: +353 1 260

Tel: +353 1 616 2000

ENDS

END

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Anglo Irish Bank - Redemption

RNS Number:0420K
Anglo Irish Bank Corp PLC
05 October 2006

Anglo Irish Bank Corporation Plc

Notice of Early Redemption to the holders of

USD 1,000,000 Fixed Rate Notes due 2011

Issued under the Euro 20,000,000,000 Euro Medium-Term Note Programme

Series 307

ISIN Code: XS0259727914

Notice is hereby given that, pursuant to Condition 20 of the Pricing Supplement dated 20 July, 2006, the Issuer will redeem the Notes at their principal amount on the next Interest Payment Date, October 24, 2006, plus the interest accrued on such date.

FISCAL AGENT &
PRINCIPAL PAYING AGENT

Deutsche Bank AG London

Winchester House

1 Great Winchester Street

London EC2N 2DB

Tel : (44) 20 7545 8000

PAYING AGENT

Deutsche International

Corporate Services (Ireland) Limited

5 Harbourmaster Place

International Financial Services Centre

Dublin 1

J & E Davy
Elaine Drennan
+353 1 614 8933

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - BlockListing Interim Review

RNS Number:1819L
Anglo Irish Bank Corp PLC
27 October 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:

Listing Applications, Irish Stock Exchange

The FSA

Date: 27 October 2006
AVS No:
Name of applicant: Anglo Irish Bank Corporation plc
Name of scheme: Share Option Scheme

SAYE Scheme

Period of return: From: 26/4/2006 To: 26/10/2006

Balance under scheme from previous return: 4,668,830
Share Option Scheme

4,267,533
SAYE Scheme

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

Number of securities issued/allotted under scheme during period: 2,753,200
Share Option Scheme

385,238
SAYE Scheme

Balance under scheme not yet issued/allotted at end 1,915,630
Share Option Scheme
of period
3,882,295 SAYE
Scheme
Number and class of securities originally listed and 8,000,000
Share Option Scheme Ord 0.32 listed 09/09/ 2003
the date of admission

5,000,000 SAYE

Scheme Ord 0.16 listed 02/12/2005

Total number of securities in issue at the end of the period 721,399,187

Name of contact: Bernard Daly
Address of contact: Stephen Court, 18/21 St Stephens Green, Dublin 2
Telephone number of contact: 01 6162506

SIGNED BY _______________ Bernard Daly

____

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

_________________ BERNARD DALY ______________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This announcement has been issued through the Companies Announcement Service of

the Irish Stock Exchange

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Company Secretary Change

RNS Number:0765N
Anglo Irish Bank Corp PLC
01 December 2006

ANGLO IRISH BANK

ANNOUNCES APPOINTMENT OF COMPANY SECRETARY

Anglo Irish Bank Corporation plc today (1st December 2006) announces the
appointment of Natasha Mercer as Company Secretary to succeed Bernard
Daly, with
effect from 2nd February 2007. Natasha Mercer joined the Bank in 1999,
prior to
which she worked in financial services in Britain and Ireland.

Bernard Daly, Company Secretary & Head of Compliance will retire from th
Group
on 2nd February 2007. A Chartered Accountant, he joined the Group in 19
after
a career in the Central Bank of Ireland and subsequently in Financial
Services.
He held the position of Group Treasurer before being appointed to his
current
role in 2003.

Commenting on the retirement, Mr Sean FitzPatrick, Chairman said:

'We are very grateful to Bernard for the significant contribution he has
made to
the Bank after 14 highly successful years in various key roles. He has
made an
invaluable contribution to the development of the Bank during that time.

-Ends-

1 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Notice of Results

RNS Number:1029N
Anglo Irish Bank Corp PLC
01 December 2006

ANGLO IRISH BANK CORPORATION PLC
FINAL RESULTS 2006

Anglo Irish Bank Corporation plc wishes to advise that it will announce Final Results for the year ended 30th September 2006 on the morning of Wednesday, 6th December 2006. The Results will incorporate information relating
to the Final Dividend.

-Ends-

1st December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Call Notification

RNS Number:1744N
Anglo Irish Bank Corp PLC
04 December 2006

STOCK EXCHANGE ANNOUNCEMENT

Anglo Irish Bank Corporation plc

Euro20,000,000,000 Euro Medium Term Note Programme

Series 327

ISIN Code: XS0267322716

CALL NOTIFICATION

Notice is hereby given that, pursuant to Condition 20 of the Pricing Supplement
dated 13 September 2006, the Issuer will redeem the Notes at their principal
amount of US$5,000,000 on, 8 December 2006.

Please accept this notice as your authorisation to call the nominal amou
outstanding of the above mention notes.

4 December 2006

Enquiries:

Attn: J&E Davy

Niamh Moran

Tel: (00) 353 1 614 8933

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Final Results

RNS Number:3148N
Anglo Irish Bank Corp PLC
06 December 2006

ANGLO IRISH BANK

Preliminary results for the year ended 30 September 2006

H I G H L I G H T S

Anglo Irish Bank today (Wednesday 6 December 2006) released its prelimin
statement for the year to 30 September 2006. Key highlights include:

Profitability and shareholder value

* Profit before tax of Euro850 million, up 38%
* Record earnings per share of 93.7 cent, an increase of 32%
* Return on equity of 30%
* Final dividend proposed of 10.84 cent bringing total dividend for th year to 16.24 cent, an increase of 20% on 2005

Operational performance

* Total assets increased by 48% to Euro73.3 billion
* Lending to customers increased by Euro15.6 billion net, up 45% on a constant currency basis to Euro50.2 billion
* Total funding increased by 48% to Euro62.2 billion
* Employee numbers grew to 1,638, a 16% increase year-on-year
* Improved cost to income ratio of 26.5%
* Record lending work in progress of Euro8.7 billion

Commenting on the results, David Drumm, Group Chief Executive, said:

'2006, for the Bank, can be summarised as a year of outstanding growth a
investment for the future. Record performances were delivered across all
divisions, contributing to a 38% rise in profit before tax to Euro850
million.

Our strategy of consistent execution and high quality delivery for our customers
enabled us to achieve record lending growth of Euro15.6 billion. Lending work in
progress in excess of Euro8.7 billion at the end of September points towards a
strong start to 2007. Our business model and strategy of continuing investment
leaves us well positioned to capitalise on the significant growth opportunities
that exist in each of our core markets.

We are confident that the Bank will continue to deliver a strong, superi
performance into the future.'

-ends-

For reference:

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer

Billy Murphy
Drury Communicatio
Tel: +353 1 260 50

Anglo Irish Bank
Tel: +353 1 616 2000

Chairman's statement

In 2006 Anglo Irish Bank achieved another year of excellent growth acros all
its businesses, increasing total income by 35% to Euro1.2 billion - the first time
the Group's revenues have broken the Euro1 billion mark. With income significantly
outpacing costs, pre-tax profits rose by 38% to Euro850 million. This extends the
Bank's run of profit growth to 21 successive years and means that pre-ta
profits have risen by some 150% in the past three years.

David Drumm will go into more detail on the financial performance in his Group
Chief Executive's review. Suffice to say here that I believe the continuing
growth in profits and loan balances, together with strong asset quality,
represents an excellent performance for the year. They also underscore t sound
stewardship of shareholders' capital. Furthermore, the continued investment in
people and infrastructure during 2006 has put the Bank on an even sounde
footing to exploit the opportunities arising in each of our chosen marke and

to continue our sustained record of superior profitability and excellent shareholder returns.

Continued rise in dividend

We have proposed a final ordinary dividend for 2006 of 10.84 cent per share,
bringing the total dividends for the year to 16.24 cent, an increase of 20%.
This rise is in keeping with the Bank's balanced policy of progressivel
increasing dividends while retaining a significant portion of earnings fund
future growth in our business. In line with this policy, the Group's dividend
cover remains strong at 5.8.

We propose to pay the final ordinary dividend on 15 February 2007 to
shareholders on the Bank's register as at the close of business on 15 December
2006. Withholding tax may apply on the dividend depending on the tax status of
the individual shareholder. As usual, we will offer shareholders the option of
receiving dividends in the form of either cash or shares.

A strategy for controlled growth

Our Group has generated excellent returns for shareholders by maintaini the
balanced, client-centric strategy that has served it so well throughout the past
two decades. The Bank's focused offering of tailored and responsive sec
business lending is highly distinctive - if not unique - in the marketplace. Our
consistent approach is to deliver strong returns by capitalising on thi
competitive edge with clients, while ensuring rigorous and effective control of
risk and our cost base. In 2006, as in previous years, the proof of thi
strategy - and of our people's ability to execute it in full -
can be seen in the resulting combination of strong growth and excellent asset
quality.

Our vision for the Group remains both simple and consistent: to provide
exceptional delivery for all our customers in their most important bank
transactions. This holds true for all our business areas - Business Lending,
Treasury and Wealth Management. As full service banks focus on consolidation and
on products that lend themselves to process standardisation, we believe that our
tailored, client-driven offering is becoming increasingly relevant and
attractive to our target customers. At root we aim to offer a responsiv
certain and consistent service, not commodity products.

A coherent portfolio of businesses

The three business areas mentioned above make up an integrated portfolio of activities, each of which plays a key role in the ongoing growth of the Group as a whole. We are first and foremost a commercial lending bank and we see continuing potential for significant long-term organic growth in our key markets
of Ireland, the UK and North America. Our Wealth Management arm provides powerful and complementary extension to our lending activities, often serving
the same clients as our Business Lending operation. Treasury manages our liquidity prudently while also seeking out opportunities to strengthen t Group's funding platform and providing value-added risk management services to
our customers.

People

The continuing success of the Bank's business is founded on the talent a dedication of all our people. The collective skill, knowledge and commitment of
our employees underpins an exceptionally strong culture of delivery for customers and respect for others - the two attributes that truly drive our performance. The Bank's business is clearly defined by the people within it
and the fact that almost 90% of our employees own shares in the Group underlines
the close alignment between our employees' interests and those of the Bank. I
would like to thank all staff for their outstanding ongoing effort and contribution.

Board

As I mentioned in my address to the Annual General Meeting and in the Interim
Report, John Rowan and Patricia Jamal both retired as Directors. On beha of
the Board I would like to reiterate my thanks to both of them. I also welcome
again Declan Quilligan and Anne Heraty who joined the Board during the year as
Executive and Non-executive Directors respectively.

The Board announced in July the appointment of Pat Whelan as an Executiv Director. Pat joined the Bank in 1989, spending 13 years in our Irish Lending
Division. He has served as a member of the Bank's Senior Executive Boar since
2004 and is Director of Group Risk and Operations. I am delighted to welcome Pat
to your Board - it will benefit greatly from his involvement.

Bernard Daly, Group Secretary, will retire in February 2007 after 14 highly successful years in various roles in the Bank. I would like to thank Bernard for his significant contribution and commitment. Bernard will be succeeded as Group Secretary by Natasha Mercer, who has been with the Bank since 1999.

Corporate Social Responsibility

As we grow, so do our responsibilities to all our stakeholders and we f
recognise the scale and scope of these responsibilities both within and
beyond
our Group. With this in mind, we consistently aspire to the highest
standards of
conduct in everything we do and in all our relationships.

We strongly believe that those who embrace Corporate Social Responsibil
are
better placed to achieve sustainable success and value creation in the
long-term. This reflects our view that behaving responsibly is not just
good
citizenship but good business. Details of some of the Group's activitie
and
achievements in this area are included later in the Annual Report.

Outlook

We continue to see the operating environment as favourable. Furthermore
interest rates have been well managed, approaching more normalised leve
in
each of the three major economies where we have a presence. The near-t
outlook is strong, with lending work in progress standing at a record
Euro8.7
billion, up 45% from the previous year. Corporate and commercial credi
conditions remain benign and we expect asset quality to continue to be
robust.

Turning to the longer-term, we see significant opportunities for contin
growth throughout the Group. We believe that the proven strengths of o
focused strategy, together with our centralised business model and the
efforts
of our talented, motivated and dedicated team, will enable the Bank to
grasp
these opportunities and to deliver excellent returns for you, our
shareholders.
The Board looks forward with confidence to a continued superior
performance from
your Bank through 2007 and beyond.

Sean FitzPatrick

Chairman

5 December 2006

Group Chief Executive's review

2006 was Anglo Irish Bank's best year to date. Revenues and profits increased
across all business segments. Net loan growth reached record levels in Ireland,
the UK and North America. We continue to invest for future growth with extra
200 talented and committed people now employed by the Group.

Anglo Irish Bank is about consistent execution and high quality delivery for our
clients. This clear proposition saw us continue to attract new clients a
expand our relationships with existing customers. The Bank has maintaine its
proven growth strategy of focusing on carefully chosen sectors while applying
prudent risk management.

A year of buoyant growth

Here are the highlights of our Group's performance in 2006:

Profits and shareholder value

* Record pre-tax profits of Euro850 million, a rise of 38%

* EPS of 93.7 cent, an increase of 32%

* Strong return on equity of 30%

* Total dividend of 16.24 cent, an increase of 20%

Operational performance

* Record growth in lending of Euro15.6 billion, an increase of 45

* Excellent asset quality, with impaired loans representing just 0.52% of closing loan balances

* Lending work in progress of Euro8.7 billion at the end of September 2006

* Total funding up 48% to Euro62.2 billion

* Improved cost to income ratio of 26.5%

* Strong Tier 1 and Total Capital ratios of 8.4% and 12.1% respectively

* Employee numbers up by 16% from September 2005 to over 1,600

The Bank has generated a total return to shareholders of approximately 800% over
the past five years, taking into account both share price appreciation and dividends.

Executing our strategy

Our financial performance during the year reflects successful execution the
strategy outlined by our Chairman - one proven to deliver long-term
superior profitability. The impressive growth in business lending in 200
together with record lending work in progress of Euro8.7 billion at year end,
demonstrates the value of the Bank's strategy and its effective executic
Successful delivery across the Group is also demonstrated by strong asse
quality, the higher profit contribution from Wealth Management and the record
fee income generated by Group Treasury.

Maintaining asset quality

Asset quality is of paramount importance to any bank and is clearly the biggest
single contributory factor to the Group's continued success. Our model [c=8722]
which is based on supporting experienced business customers with secure cash
flows and backed by tangible collateral - has enabled us to build a loa
book that is diversified, high quality and well secured. Our centralised Group
Risk Management team assesses and stress tests every loan throughout the Bank to
ensure that each transaction could withstand more adverse conditions.

The rigour of our risk management standards - and the effectiveness with
which they are applied across the Group - are clearly demonstrated by
the consistently low level of impaired loans. Impaired loans amounted to Euro263
million representing just 0.5% of total Group lending. Our total provisions at
year end stood at Euro270 million.

The credit environment currently remains benign. However, even if conditions
change markedly in the future, we have confidence that the Bank's stringent risk
management policies will continue to maintain a high quality asset base.

People

As our Chairman pointed out earlier, the quality and commitment of our

people is
central to the Bank's success and continued growth. I join him in thanking all
of them for yet another year of outstanding effort, contribution and achievement
during 2006.

In line with our strategy to invest in people, we enhanced the defined
contribution pension plan for staff in 2006. Participants are incentivi
to
make additional voluntary contributions, which the Bank matches on a on
for-one
basis to a pre-defined level. We believe this puts us at the forefront
best
practice in employee pensions and will help us continue to attract and
retain
the highest quality people.

However, we must not become complacent. We continue to seek out and rec
talented people in all our key markets. During the year these efforts s
us
grow our employee base by some 16% to over 1,600. This investment was
spread
throughout all the Group's businesses and locations. Despite continuin
growth
in staff numbers, we have kept tight control of our cost base highlight
the
inherent efficiency of the Bank's operational model.

Progress across the Group

Our strategy of pursuing growth opportunities through our customised cl
offering, while focusing relentlessly on managing risk and costs, deliv
excellent results in each of the Group's divisions.

Business lending at record levels

The Bank's business lending activities had their strongest year to date
achieving net loan growth of Euro15.6 billion - an increase of some 45%
a constant currency basis. This brought our year end loan balances to o
Euro50
billion, when funding provided to customers under investment contracts
included.

Of equal significance for the future, we continued to build upon our
capabilities by adding new people and expanding the footprint in our ke
markets. This ongoing investment helped us to capture more of our targ
transactions in all markets, both from existing and new clients. Our
ability to
engender and sustain customer loyalty is reflected by high levels of re
business, testament to the strength of the Bank's unique service offeri

* Lending - Ireland

The Bank's lending business in Ireland enjoyed an outstanding year. At the end of September 2006 loan balances stood at Euro28.6 billion, up by Euro9.0 billion or 46% on the previous year. All our existing offices - Cork, Dublin, Galway, Limerick and Waterford - achieved record results. The recently established office in Sligo further extends our franchise in Ireland.

Looking forward, the prospects for our Irish Lending Division are stron with
much to aim for in a market that is expected to remain buoyant. Irelan combination of near full employment, a progressive fiscal environment a its
unique demographic profile is a recipe for an active, strongly growing economy.
The recent widely expected rises in interest rates were from historical low
levels. While further rate increases are anticipated in the near-term, these
should actually help to maintain balance in the economy rather than undermine
its robust fundamentals.

* Lending - UK

At the end of the 2006 financial year, loans to UK business clients sto at
Euro17.2 billion, up by Euro4.6 billion - an increase of 37% on a cons currency basis. The business continues to forge ahead, with growth driv both
by repeat transactions from an existing loyal customer base and a healt flow
of new clients across all sectors.

We believe the UK market presents tremendous long-term opportunities - and we are investing in it accordingly. In 2006, we added 63 people to teams in London and the regional markets, bringing in a mix of top-qual local
hires and experienced bankers from our Irish business. The UK economy remains
stable exhibiting sound year-on-year growth, and interest rates are wel managed. Given these conditions, together with our current modest marke share
and proven ability to build deep client relationships, the UK offers us excellent potential. We are confident that our UK business can seize th opportunity and be a key engine of the Group's growth into the future.

* Lending - North America

2006 was another outstanding year for lending originated by our North American
Division, which achieved loan growth of 85% to bring total loan balance to Euro4.4
billion.

As in the UK, the opportunity for the Bank in North America is compelling and we are expanding our reach to capitalise on it to the full. Firstly, we have continued to invest significantly, boosting our US lending team to more than 50
people. Secondly, we have strengthened our coverage and commitment to
North
American market by establishing a representative office in Chicago.
Following
almost a decade of targeted investment, including the recent expansion
our
offices in Boston and New York, North America is now providing an
increasingly
meaningful portion of the Bank's loan book. We are confident that the
proven
scalability and mobility of our business model will continue to delive
buoyant
growth in the future.

On a macro-economic level, notwithstanding some softening in the housi
sector,
the US economy has performed well, having absorbed the impact of rises
interest rates over the past couple of years. Given the Bank's positio
the
US market, our performance there is not as dependent on economic facto
as in
our other core markets. However, the business does stand to benefit fr
the
broadly positive outlook for the economy.

Net interest income margins constant

We have again held lending margins constant this year, without
compromising our
stringent risk management standards. The average loan book size to
customers
rose from Euro29.5 billion in 2005 to Euro42.4 billion in the current
year. Interest
earned thereon, excluding fee income, resulted in lending margins of 2
and
2.01% respectively. The movement in total net interest margin on a
statutory
pro-forma basis relates primarily to increased capital and funding cos

Treasury providing stable funding and new revenues

It has been another strong year for our Group Treasury Division. We
strengthened the Bank's funding platform, enhanced liquidity and
appropriately
managed the Group's interest rate and currency risks through our centr
platform. These very much remain the Division's key objectives.

Total funding at September 2006 stood at Euro62.2 billion, up 48% yea

year on a constant currency basis. The increasing strength of the Bank's franchise in both the retail and corporate deposit markets was reflected by the 46% increase in total customer deposits to Euro36.9 billion - a rise that was spread across
all our key markets. The successful replication of our retail propositi
in
the UK added some 24,000 customers, generating a current run-rate of ove
Euro100
million of incremental funding each week. This demonstrates the ability
of the
Bank's model to succeed in a highly competitive market.

Our capital markets funding franchise has expanded strongly into North
America
and Asia while developing further our traditional European base, as we
continue
to seek greater diversification. Some initiatives worthy of mention
include the
launch of a US commercial paper programme and the doubling of limits for
our
French commercial paper and European medium term note programmes. Debt
securities issued increased to Euro15.1 billion, now accounting for almo
a
quarter of total funding, illustrating the growing breadth of our fundin
base.

These strategic investments - across all funding areas - enhance both th
diversity and duration of our funding, thereby further strengthening the
Group's
balance sheet. The Bank is now better positioned to adopt the new
regulatory
liquidity regime to be introduced for banks in Ireland in the second hal
of
2007.

As well as providing a solid funding base, our Treasury Division continu
to
generate a valuable source of revenue diversification. Rising short-ter

interest rates and flat yield curves have resulted in fewer opportunitie
to
profitably deploy surplus liquidity and thereby enhance margin. However
this
has been more than offset by increased revenues earned on client risk
management
solutions. The corporate treasury sales team generated record fee income
for the
year with a strong performance spread across our three key markets of
Ireland,
the UK and North America.

Wealth Management continues to expand apace

Our Wealth Management Division had an excellent year in 2006, contributing Euro53 million to Group profit before tax, a 39% increase. This growth was spread across all locations - Ireland, Austria, Isle of Man and Switzerland. It is founded on the Division's carefully targeted positioning as a niche provider of
financial wealth management services for its high net worth clientele.

With several significant deals in the pipeline at year end, the immediat
outlook for the business is highly positive. Our establishment of new
offices in
the UK, replicating our existing Irish private banking model, and in
Lisbon will
provide further potential. We also see significant growth in the longer
term and
are confident that our ability to leverage off our market reputation and
existing client base will enable us to realise this opportunity to the
full.

Capital base enhanced

In January 2006, the Bank enhanced its capital base through a 5% placeme
of
ordinary equity shares, raising more than Euro400 million from over 100
institutional investors. This combined with sustained internal equity
generation
added almost Euro1 billion to the Bank's equity, an increase of 54%. The
base was
further improved in September 2006 by raising Euro600 million through Ti
1
capital eligible securities. The Bank's Tier 1 and Total Capital ratios
remain
robust, standing at 8.4% and 12.1% respectively at year end.

We are actively preparing for the introduction of the Capital Requiremen
Directive ('CRD'), whose provisions implement the Basel II capital
requirements
in the EU. The CRD was issued during the year and the new regulations ar
scheduled to come into effect by 31 December 2007. The key impact for t
Group
will be in respect of credit risk regulatory capital. We have undertake
significant investment in designing, testing and implementing a new Grou
wide
credit grading model with a view to moving to the Advanced Internal Rati
Based ('IRB') approach. Full adoption of the Advanced IRB approach is
anticipated to occur following an initial period under the Standardised
method
while the model is populated with ongoing deal data. This should result
in a
regulatory capital benefit to the Group over time.

The Bank's increasing overall strength, clear strategy, broad range of
funding
and profitability, recently received positive external recognition from

independent international rating agencies. On 1 September 2006, Fitch Ratings upgraded our long-term credit rating from A to A+. Later in the same month, Dominion Bond Rating Service assigned a rating to the Bank for the first time of A (High) long-term and R-1 (Middle) short-term, on a par with those issu
by
Fitch Ratings.

Investment in infrastructure

During the year the Bank passed a significant milestone with the
introduction of
a new bespoke banking system in the UK. The successful transition to thi
new
system creates a solid base to support ongoing growth.

A further significant step was the Board's recent selection of new Grou
headquarters in Dublin. We look forward to the benefits these initiati
will
bring to the business.

Outlook

Looking ahead, the fundamentals of our strategy will remain unchanged as
continue to focus on the core businesses in our chosen markets of Irelar
the
UK and North America. The excellent financial results achieved in 2006
leave the
Group well positioned to seize the organic growth opportunities availabl

The Bank's proven cost-efficient business model will continue to delive
unique service offering while allowing for controlled growth and strong
asset
quality. By adhering to this model and maintaining the focus on our core
business activities, I am confident we will sustain superior returns.

I look forward to continued success in 2007 and beyond.

David Drumm

Group Chief Executive

5 December 2006

Consolidated income statement with pro-forma comparatives
For the year ended 30 September 2006

Pro-forma

	2006 Eurom	2005 Eurom
Interest and similar income	3,169	2,209
Interest expense and similar charges	(2,100)	(1,435)
Net interest income	1,069	774
Fee and commission income	147	127
Fee and commission expense	(14)	(12)
Dealing profits	27	16
Other operating income	11	16
Other income	171	147
Total operating income	1,240	921
Administrative expenses	(311)	(252)
Depreciation	(7)	(6)
Amortisation of intangible assets - software	(10)	(7)
Total operating expenses	(328)	(265)
Operating profit before provisions for impairment	912	656
Provisions for impairment on loans and advances	(66)	(44)
Operating profit	846	612
Share of results of joint ventures	4	3
Profit before taxation	850	615
Taxation		

(192) (138)
Profit for the
year
658 477

Attributable to:
Equity holders of the
parent 657
476
Minority
interest
1 1
Profit for the
year
658 477

Basic earnings per
share
93.7c 71.0c

Consolidated balance sheet
As at 30 September
2006 30 Sept
1 Oct 30 Sept

2006 2005 2005

Eurom Eurom Eurom
Assets
Cash and balances with central
banks 440
568 567
Financial assets at fair value through profit or loss
- held on own
account
456 17 -
- held in respect of liabilities to customers under investment
contracts 309 274 -
Derivative financial
instruments 2,459
1,627 -
Loans and advances to
banks 12,424
6,439 6,398
Available-for-sale financial
assets 5,155
5,005 -
Loans and advances to
customers 49,142
33,774 33,600
Debt
securities
- - 5,028
Equity
shares
- - 203
Interests in joint
ventures

68 23 23
Intangible assets -
software
24 22 22
Intangible assets -
goodwill
66 67 67
Investment property
- held on own
account
36 37 37
- held in respect of liabilities to customers under investment
contracts 1,956 1,219 1,219
Property, plant and
equipment
37 36 36
Retirement benefit
assets
16 12 12
Deferred
taxation
34 27 48
Other
assets
625 368 739
Prepayments and accrued
income 43
67 414
Total
assets
73,290 49,582 48,413

Liabilities
Deposits from
banks
10,275 7,173 7,166
Customer
accounts
36,858 25,194 25,064
Debt securities in
issue 15,060
9,774 9,712
Derivative financial
instruments 2,490
1,579 -
Liabilities to customers under investment
contracts 1,394 915 944
Current
taxation
51 57 57

Other
liabilities
32 24 376
Accruals and deferred
income 188
144 458
Retirement benefit
liabilities

	7	7	7
Deferred taxation	43	9	5
Subordinated liabilities and other capital instruments	4,205	2,957	1,843
Total liabilities	70,603	47,833	45,632
Share capital	115	109	109
Share premium	600	169	600
Other reserves	4	58	13
Retained profits	1,965	1,411	1,406
Shareholders' funds	2,684	1,747	2,128
Minority interest	3	2	653
Total equity	2,687	1,749	2,781
Total equity and liabilities	73,290	49,582	48,413
Contingent liabilities			
Guarantees	2,175	1,860	2,170
Commitments			
Commitments to lend	8,734	6,011	6,011

The consolidated balance sheet at 30 September 2005 has been restated to reflect the application of International Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005. The 1 October 2005 consolidated balance sheet reflects the impact of IAS 32 and IAS 39 and, as such, is directly comparable with the 30 September 2006 consolidated balance sheet.

Reconciliation of pro-forma consolidated income statement
For the year ended 30 September 2005

	IFRS audited Eurom	Effective interest rate Eurom	Impairment Eurom	Debt / equity reclassification Eurom	IFRS pro-forma Eurom
Interest and similar income	2,094	107	8	-	2,209
Interest expense and similar charges	(1,371)	(12)	-	(52)	(1,435)
Net interest income	723	95	8	(52)	774
Fee and commission income	241	(114)	-	-	127
Fee and commission expense	(24)	12	-	-	(12)
Dealing profits	16	-	-	-	16
Other operating income	16	-	-	-	16
Other income	249	(102)	-	-	147
Total operating income	972	(7)	8	(52)	921
Administrative expenses	(252)	-	-	-	(252)
Depreciation	(6)	-	-	-	(6)
Amortisation of intangible assets - software	(7)	-	-	-	(7)
Total operating expenses	(265)	-	-	-	(265)
Operating profit before provisions for impairment	707	(7)	8	(52)	656
Provisions for impairment on loans and advances	(30)	-	(14)	-	(44)
Operating profit	677	(7)	(6)	(52)	612
Share of results of joint ventures	3	-	-	-	3
Profit before taxation	680	(7)	(6)	(52)	615
Taxation	(140)	1	1	-	(138)
Profit for the year	540	(6)	(5)	(52)	477
Attributable to:					
Equity holders of the parent	495				

(6) (5) (8) 476
Minority interest 45 -
- (44) 1
Profit for the year 540
(6) (5) (52) 477

Basic earnings per share
72.7c 71.0c

The comparative results for the year ended 30 September 2005 in the statutory
income statement have been restated to reflect the application of International
Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which
apply with effect from 1 October 2005. In order to show comparable trenc and
assist user understanding, the above reconciliation includes pro-forma 2
comparatives allowing for the application of certain elements of IAS 32 and IAS
39 with effect from 1 October 2004. Accordingly, growth percentages giv in
the Chairman's statement and Group Chief Executive's review are referenc to
the pro-forma 2005 information.

The pro-forma comparatives incorporate the effect of recognising lendinc
arrangement fees and funding expenses as interest using the effective interest
rate method, the impact of discounting future expected cash flows on the loan
impairment charge and the reclassification of preference dividends on certain
capital instruments issued by the Group as an interest expense. Changes the
accounting for derivatives have not been included in the pro-forma
comparatives.

Consolidated income statement
For the year ended 30 September 2006

	2006	2005
	Eurom	Eurom
Interest and similar income	3,169	2,094
Interest expense and similar charges	(2,100)	(1,371)
Net interest income	1,069	723
Fee and commission income	147	241
Fee and commission expense	(14)	(24)
Dealing profits	27	16

Other operating income	
11	16
Other income	
171	249
Total operating income	
1,240	972
Administrative expenses	
(311)	(252)
Depreciation	
(7)	(6)
Amortisation of intangible assets - software	
(10)	(7)
Total operating expenses	
(328)	(265)
Operating profit before provisions for impairment	
912	707
Provisions for impairment on loans and advances	
(66)	(30)
Operating profit	
846	677
Share of results of joint ventures	
4	3
Profit before taxation	
850	680
Taxation	
(192)	(140)
Profit for the year	
658	540
Attributable to:	
Equity holders of the parent	
657	495
Minority interest	
1	45
Profit for the year	
658	540
Basic earnings per share	
93.7c	72.7c
Diluted earnings per share	
92.3c	71.5c

Results for the year ended 30 September 2005 have been restated to refle
the application of
International Financial Reporting Standards, with the exception of IAS 3
and IAS 39 which
apply with effect from 1 October 2005.

Consolidated balance sheet
As at 30 September

2006

	2006	2005
	Eurom	Eurom
Assets		
Cash and balances with central banks	440	567
Financial assets at fair value through profit or loss		
- held on own account	456	-
- held in respect of liabilities to customers under investment contracts	309	-
Derivative financial instruments	2,459	-
Loans and advances to banks	12,424	6,398
Available-for-sale financial assets	5,155	-
Loans and advances to customers	49,142	33,600
Debt securities	-	5,028
Equity shares	-	203
Interests in joint ventures	68	23
Intangible assets - software	24	22
Intangible assets - goodwill	66	67
Investment property		
- held on own account	36	37
- held in respect of liabilities to customers under investment contracts	1,956	1,219
Property, plant and equipment	37	36
Retirement benefit assets	16	12
Deferred taxation	34	48
Other		

assets	625	739
Prepayments and accrued income	43	414
Total assets	73,290	48,413
Liabilities		
Deposits from banks	10,275	7,166
Customer accounts	36,858	25,064
Debt securities in issue	15,060	9,712
Derivative financial instruments	2,490	-
Liabilities to customers under investment contracts	1,394	944
Current taxation	51	57
Other liabilities	32	376
Accruals and deferred income	188	458
Retirement benefit liabilities	7	7
Deferred taxation	43	5
Subordinated liabilities and other capital instruments	4,205	1,843
Total liabilities	70,603	45,632
Share capital	115	109
Share premium	600	600
Other reserves	4	13
Retained profits	1,965	1,406
Shareholders' funds		

2,684 2,128
Minority
interest
3 653
Total
equity
2,687 2,781

Total equity and
liabilities
73,290 48,413

Contingent liabilities
Guarantees
2,175 2,170
Commitments
Commitments to
lend
8,734 6,011

Statement of recognised income and expense
For the year ended 30 September 2006

	2006	2005
	Eurom	Eurom
Profit for the year	658	540
Net after tax actuarial gains/(losses) in retirement benefit schemes	6	(13)
Net after tax change in cash flow hedges	(58)	-
Net after tax change in available-for-sale financial assets	(4)	-
Foreign exchange translation	2	-
Income and expense recognised directly in equity	(54)	(13)
Total recognised income and expense for the year	604	527

Effect of IAS 32 and IAS 39 as at 1 October 2005:
Preference shares reclassified as
debt (431)
Minority interest reclassified as
debt (651)
Other IAS 32 and IAS 39 transition
adjustments 50
Attributable to equity holders of the
parent (1,032)
Total
(428)

Total recognised income and expense for the year excluding

IAS 32 and IAS 39 transition adjustments is attributable to:

Equity holders of the parent	603	482
Minority interest	1	45
Total	604	527

Consolidated cash flow statement
For the year ended 30 September 2006

	2006	2005
	Eurom	Eurom
Cash flows from operating activities		
Profit before taxation	850	680
Financing costs of subordinated liabilities and other capital instruments	174	99
Share of results of joint ventures	(4)	(3)
Exchange movements	72	(39)
Other non-cash items	(53)	(9)
Tax paid	(163)	(134)
	876	594
Changes in operating assets and liabilities		
Net increase in deposits	20,052	12,259
Net increase in loans and advances to customers	(15,422)	(9,590)
Net decrease/(increase) in loans and advances to banks	17	(573)
Net increase in assets held in respect of liabilities to customers under investment contracts	(772)	(724)
Net increase in investment contract liabilities	479	276
Net increase in trading portfolio financial assets	(439)	-
Net decrease in derivative financial		

instruments 29 -
Net increase in other
assets
(255) (219)
Net increase in other
liabilities
8 178
Net cash flows from operating
activities 4,573
2,201

Cash flows from investing activities
Purchases of financial
assets
(2,538) (5,430)
Sales and maturities of financial
assets 2,340 3,047
Interest received on financial assets net of associated
hedges 140 91
Purchases of property, plant and
equipment (8) (20)
Disposals of property, plant and
equipment 1 -
Additions to intangible assets -
software (12) (12)
Investments in joint venture
interests (51)
(9)
Distributions received from joint venture
interests 11 2
Purchases of investment
properties -
(12)
Deferred acquisition consideration
paid - (6)
Net cash used in investing
activities (117)
(2,349)

Cash flows from financing activities
Proceeds of equity share
issues
431 13
Proceeds of preference share
issue -
431
Proceeds from issues of subordinated liabilities and other
capital
instruments
1,552 166
Redemptions of subordinated liabilities and other
capital
instruments
(260) (279)
Coupons paid on subordinated liabilities and other
capital
instruments
(155) (99)

Equity dividends
paid
(74) (51)
Purchases of own
shares
(35) (8)

Distributions paid to minority interest - (45)

Net cash flows from financing activities 1,459 128

Net increase/(decrease) in cash and cash equivalents 5,915 (20)

Opening cash and cash equivalents * 4,926 4,881

Effect of exchange rate changes on cash and cash equivalents (41) 37

Closing cash and cash equivalents 10,800 4,898

* Includes Euro28m of interest accruals reclassified on 1 October 2005
adoption of IAS 39.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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